Execution Version 170746.00003/154854032v.8 AMENDED AND RESTATED LOAN AGREEMENT This AMENDED AND RESTATED LOAN AGREEMENT (as the same may be amended, restated, modified, substituted or extended from time to time, this “Agreement”) is made as of this 10th day of October, 2025 (the “Closing Date”), by and among CURALEAF FLORIDA LLC, a Florida limited liability company (“Curaleaf FL”), MARYLAND COMPASSIONATE CARE AND WELLNESS, LLC, a Maryland limited liability company (“MD Compassionate Care”), CURALEAF MD, LLC, a Maryland limited liability company (“Curaleaf MD”), CURALEAF COLUMBIA, LLC, a Maryland limited liability company (“Curaleaf Columbia”), MI HEALTH, LLC, a Maryland limited liability company (“MI Health”), CURALEAF OGT, INC., a Delaware corporation (“Curaleaf OGT”), CURALEAF NEWARK, LLC, an Ohio limited liability company (“Curaleaf Newark”), CURALEAF CUYAHOGA FALLS, LLC, an Ohio limited liability company (“Curaleaf Cuyahoga”), and FOCUSED EMPLOYER, INC., a Delaware corporation (“Focused Employer”, and together with Curaleaf FL, MD Compassionate Care, Curaleaf MD, Curaleaf Columbia, MI Health, Curaleaf OGT, Curaleaf Newark, and Curaleaf Cuyahoga, together with each of their permitted successors and assigns, collectively, the “Borrowers” and each individually, a “Borrower”), the Guarantors (as defined below) party hereto, and NEEDHAM BANK, a Massachusetts commercial bank (“Lender” which expression shall include Lender’s successors and assigns, and providers of any Bank Products). PRELIMINARY STATEMENTS A. Lender, Borrowers and the Guarantors are party to that certain Loan Agreement, dated as of November 6, 2024 (as heretofore amended, supplemented or otherwise modified, the “Original Loan Agreement”) pursuant to which the Lender established a revolving line of credit in the Borrowers’ favor in the amount of up to FORTY MILLION AND 00/100 DOLLARS ($40,000,000.00) (the “Original Revolving Loan Commitment”), which such loan is evidenced by a Revolving Promissory Note dated as of November 6, 2024 made by Borrowers in favor of Lender and the other Loan Documents (as defined in the Original Loan Agreement). B. Subject to the terms and conditions hereof, Borrowers have asked the Lender to provide, or continue to provide (as applicable), them with a revolving line of credit in the amount of up to ONE HUNDRED MILLION AND 00/100 DOLLARS ($100,000,000.00), which shall be evidenced by an Amended and Restated Revolving Promissory Note, dated of even date herewith made by Borrowers in favor of Lender (as the same now exists or may hereafter be amended, amended and restated, modified, supplemented, extended, renewed, or replaced, the “Note”) and the other Loan Documents (as defined below), and which are secured, in part, by the Mortgages (as defined below), the Security Agreement (as defined below), and all of the other Loan Documents (as defined below). C. In connection with the increase to the Original Revolving Loan Commitment as aforesaid, the Lender, Borrowers and Guarantors have agreed to amend, restate and replace in its entirety the Original Loan Agreement in the manner and subject to the terms and conditions set forth in this Agreement. D. To induce Lender to extend or to continue to extend credit to Borrowers, and in consideration of the mutual covenants, agreements, representations and warranties herein

-2- 170746.00003/154854032v.8 contained and the faithful performance of said covenants and agreements, Borrowers and the other Loan Parties covenant, agree, represent and warrant as follows: AGREEMENT 1. DEFINITIONS “20% Member” has the meaning set forth in Section 4.23(a). “Accounts Receivable” means all of the Loan Parties’ accounts (as defined in Article 9 of the UCC), accounts receivable, rental and lease payments receivable, contract rights, notes, bills, drafts, acceptances, instruments, documents, chattel paper and all other debts, obligations and liabilities in whatever form owing to the Loan Parties from any Person for goods sold by a Loan Party or for services rendered by a Loan Party, or however otherwise established or created, all guaranties and security therefor, all right, title and interest of the Loan Parties in the goods or services which gave rise thereto, including rights to reclamation and stoppage in transit and all rights of an unpaid seller of goods or services, whether any of the foregoing be now existing or hereafter arising, now or hereafter received by or owing or belonging to any Loan Party. “Additional Security Documents” has the meaning set forth in Section 7.23. “Advance” means any disbursement of Revolving Loan proceeds by Lender pursuant to this Agreement. “Affiliate” means, with respect to any Person, (a) any other Person which, directly or indirectly, Controls or is Controlled by or is under common Control with such Person, (b) any other Person that owns, beneficially, directly or indirectly, ten percent (10%) or more of the outstanding capital stock, shares or equity interests of such Person, (c) any other Person ten percent (10%) or more of the outstanding capital stock, shares or equity interests of which is beneficially, directly or indirectly owned or held by such Person, (d) director, shareholder, partner, member, manager or trustee of such Person or any other Person Controlling, Controlled by or under common Control with such Person (excluding trustees and Persons serving in a fiduciary or similar capacity who are not otherwise an Affiliate of such Person), or (e) as to any natural Person, any spouse, parent, child or sibling of such Person. “Aggregate Revolving Advances” means, on the date of determination, the sum of Aggregate Revolving Loans plus the Unreimbursed Amounts with respect to Letters of Credit and the un-drawn amount of all issued and outstanding Letters of Credit. “Aggregate Revolving Loans” means, on any date of determination, the aggregate principal amount of all Revolving Loans from the Lender to the Borrowers outstanding at such time. “Agreement” has the meaning set forth in the preamble. “Anti-Terrorism Laws” means any applicable federal, state or local laws related to terrorism or any other activities covered by or included in Executive Order 13224 and the USA Patriot Act, and any regulations promulgated under either of them.

-3- 170746.00003/154854032v.8 “Applicable Laws” shall mean, subject to the carve-outs and acknowledgments contained in Section 12, as to any Person, any law (including common law), statute, regulation, ordinance, rule, order, policy, decree, judgment, consent decree, writ, injunction, or governmental requirement enacted, promulgated or imposed by any Governmental Authority or determination of any arbitrator, in each case applicable to or binding on such Person or any of its property, products, business, assets or operations or to which such Person or any of its property, products, business, assets or operations is subject. “Applicable Marijuana Laws” shall mean the applicable state and local laws, statutes, rules, ordinances, regulations, codes, licenses, authorizations, decisions, injunctions, interpretations, orders or decrees of any court or other Governmental Authority of the Applicable States and each applicable municipality and other authority of, or within, the Applicable States pertaining to marijuana, all as in effect and as amended from time to time. “Applicable Month” has the meaning set forth in Section 2.1.1. “Applicable States” means, collectively, Arizona, Maine, Utah, Florida, Maryland, Illinois, New Jersey, Pennsylvania and Ohio, and each individually, is an “Applicable State”. If, after the Closing Date, Rock Rose Compassionate Care, LLC joins the Loan Documents as a Guarantor in accordance with Section 11.16 hereof, “Applicable States” will automatically be modified to include Texas. “Approved Appraisal” means an MAI-prepared appraisal prepared by an appraiser approved by Lender, in form and substance reasonably acceptable to Lender. Each Approved Appraisal shall be prepared in accordance with the standards set forth in Part 323 of the regulations of the Federal Deposit Insurance Corporation adopted pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989, as amended, and the Interagency Appraisal and Evaluation Guidelines applicable to Federally Related Transactions, and shall be prepared in response to an engagement letter to be issued by Lender. “Assignee” has the meaning set forth in Section 10.3. “Bank Product” means any of the following products or services extended pursuant to a separate written agreement to Loan Parties or Affiliate of Loan Parties by Lender or any of its Affiliates: (a) Cash Management Services; (b) products under hedging agreements; (c) commercial credit card and merchant card services; and (d) leases and other banking products or services. “Bank Product Debt” means debt, obligations and other liabilities of Loan Parties or Affiliate of Loan Parties with respect to Bank Products. “Borrower” and “Borrowers” has the meaning set forth in the preamble. “Borrower-Agents” means, collectively, Curaleaf FL and Focused Employer, and each, individually, is a “Borrower-Agent”. “Borrowers’ and Guarantors’ Counsel” means, collectively, (i) Gesmer Updegrove LLP, (ii) BTLG, (iii) Frantz Ward LLP, (iv) Greenberg Traurig, P.A., (v) Stikeman Elliot, (vi) Swallow Law Office, (vii) Barrett | Matura, and (viii) Dentons Bingham Greenebaum LLP.

-4- 170746.00003/154854032v.8 “Borrowing Base” means, as of any date of determination, the sum of: (a) an amount equal to the “as is” fair market value of the Mortgaged Properties (exclusive of the value of the Cannabis use of any Mortgaged Property) as set forth in an Approved Appraisal, provided that such amount shall be sufficient to ensure a Loan to Value Ratio with respect to the portion of the Loan advanced under this clause (a) of the Borrowing Base, of equal to or less than eighty percent (80%); plus (b) up to fifty percent (50%) times the unpaid face amount of the Loan Parties’ Eligible Receivables at such time; plus (c) one hundred percent (100%) of Eligible Cash; minus (d) the sum of the Unreimbursed Amounts with respect to Letters of Credit and the un-drawn amount of all issued and outstanding Letters of Credit at such time, minus (e) Required Reserves. “Borrowing Base Certificate” means the certificate in the form of Exhibit A, calculating the Borrowing Base, which (i) details the Eligible Receivables, (ii) reflects all sales, collections, and debit and credit adjustments, as of the last day of the preceding month, (iii) lists the balance(s) as of the last day of the preceding month of all Eligible Cash and the deposit accounts in which such Eligible Cash is held, and (iv) evidences a Loan to Value Ratio with respect to the Loans advanced under clause (a) of the Borrowing Base equal to or less than eighty percent (80%); attached hereto, duly executed and acknowledged by an authorized officer of the Borrowers. “Borrowing Base Cure” has the meaning set forth in Section 2.1.1. “Borrowing Base Cure Period” has the meaning set forth in Section 2.1.1. “Business Day” means any day that banks are open for business in the continental United States, exclusive of weekend days and public holidays under the laws of the United States or The Commonwealth of Massachusetts. “Calculation Date” means (a) the date of delivery of each Request for Advance, (b) the last Business Day of each calendar quarter, commencing on December 31, 2024, or (c) such additional dates as the Lender shall specify. “Cannabis” means: (a) any plant or seed, whether live or dead, from any species or subspecies of genus Cannabis, including Cannabis sativa, Cannabis indica and Cannabis ruderalis, Marijuana (as defined in the Controlled Substances Act of the United States, 21 U.S.C. ⸹⸹ 801 et seq.) and industrial hemp and any part, whether live or dead, of the plant or seed thereof, including any stalk, branch, root, leaf, flower or trichome; (b) any material obtained, extracted, isolated or purified from the plant or seed or the parts contemplated by clause (a) of this definition, including any oil cannabinoid, terpene, genetic material or any combination thereof; (c) any organism engineered to biosynthetically produce the material contemplated by clause (b) of this definition, including any micro-organism engineered for such purpose; (d) any biologically or chemically synthesized version of the material contemplated by clause (b) of this definition or any analog

-5- 170746.00003/154854032v.8 thereof, including any product made by any organism contemplated by clause (c) of this definition; and (e) any other meaning ascribed to the term “cannabis,” “marijuana” or “marihuana” (or any similar term) under Applicable Law. “Cannabis Authorities” means the Florida Office of Medical Marijuana Use, Ohio Department of Commerce, Maryland Cannabis Administration, Utah Department of Health and Human Services, Arizona Department of Health Services, Maine Office of Cannabis Policy, New Jersey Cannabis Regulatory Commission, Pennsylvania Department of Health, Illinois Department of Financial and Professional Regulation, and any other state or municipal authorities having jurisdiction over any Borrower to enforce any Applicable Marijuana Laws. “Capital Expenditures” means, for the applicable period tested, the sum of (a) all expenditures that, in accordance with GAAP, are required to be included in land, property, plant or equipment or similar fixed asset account (whether involving real or personal property) and (b) Capital Lease Obligations incurred during such period. “Capital Lease” means any lease of property, plant, equipment, or intangible asset that, in accordance with GAAP, would be capitalized on a balance sheet; provided, that, for purposes of this Agreement and the other Loan Documents, (i) the determination of whether a lease is required to be classified and accounted for as a capital lease on the balance sheet of any Person shall be made by reference to GAAP prior to the adoption of ASC 842 and any change in GAAP as a result of the adoption of ASC 842 that results in any lease which is, or would be, classified as an operating lease under GAAP prior to the adoption of ASC 842 being classified as a capital lease under revised GAAP shall be disregarded for all purposes in this Agreement and the other Loan Documents, regardless of whether such lease is entered into before or after the effective date of ASC 842, unless otherwise agreed to in writing by Loan Parties and Lender, and (ii) Capital Leases shall not include any real estate lease. “Capital Lease Obligations” means the aggregate capitalized amount of obligations under all Capital Leases. “Cash Equivalents” means: (a) United States or Canadian dollars or, in an amount up to the amount necessary or appropriate to fund local operating expenses, other currencies; (b) securities issued or directly and fully guaranteed or insured by the government of the United States or Canada or any agency or instrumentality thereof (provided that the full faith and credit of the United States or Canada, as the case may be, is pledged in support of such securities), maturing, unless such securities are deposited to defease any Indebtedness, not more than one year from the date of acquisition; (c) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any commercial bank organized under the laws of the United States, Canada or any other country that is a member of the Organization for Economic Cooperation and Development;

-6- 170746.00003/154854032v.8 (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above; (e) commercial paper having one of the two highest ratings obtainable from any of (i) Moody’s, (ii) Standard & Poor’s or (iii) DBRS, and in each case maturing within one year after the date of acquisition; (f) securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America, any province or territory of Canada, or by any political subdivision or other authority thereof, rated at least “A” by Moody’s or Standard & Poor’s or, with respect to any province or territory of Canada, the equivalent thereof by DBRS, and in each case having maturities of not more than one year from the date of acquisition; and (g) money market funds, of which at least a majority of the assets constitute Cash Equivalents of the kinds described in clauses (a) through (f) of this definition. “Cash Management Agreements” shall mean collectively, any agreement entered into from time to time by any Loan Party in connection with Cash Management Services, as the same may be amended, restated, modified, substituted or extended from time to time. “Cash Management Services” services relating to operating, collections, payroll, trust, or other depository or disbursement accounts, including automated clearinghouse, e-payable, electronic funds transfer, wire transfer, controlled disbursement, overdraft, depository, information reporting, lockbox and stop payment services. It is expressly understood and agreed that Loan Parties shall, at their sole cost and expense, obtain and maintain with Lender any applicable fraud prevention products offered by Lender. “Change of Control” means the occurrence of any of the following events: (a) subject to the Protection Agreement, Parent ceases to, directly or indirectly, own 1,018.98 shares of Class B Non-Voting Common Stock of Curaleaf, Inc., (b) subject to the Protection Agreement, Lifebrook Investments Ltd. ceases to, directly or indirectly, own 1 share of Class A Voting Common Stock of Curaleaf, Inc., (c) Parent ceases to, directly or indirectly, own and control 100% of each class of the outstanding Equity Securities of Focused Employer, Inc., or (d) any other Loan Party ceases to, directly or indirectly, own and control 100% of each class of the outstanding Equity Securities of each of its Subsidiaries. Notwithstanding anything herein to the contrary, a Change of Control shall not occur if a party to the Curaleaf Shareholders Agreement exercises the Conversion Right under Section 7.3, the Call Right under Section 7.4 or the Put Right under Section 7.5 thereunder, provided, that, for the avoidance of doubt, any new or additional Equity Securities of Curaleaf, Inc. held by Parent shall be subject to Lender’s perfected first priority security interest. “Change in Cannabis Law” shall mean any change in Applicable Law, including, without limitation, Applicable Marijuana Laws, or change in the enforcement practices of federal authorities that would (a) make it unlawful for Lender to (i) perform any of its obligations hereunder or under any other Loan Documents, or (ii) to fund or maintain the Loan, or (b) result in the activities conducted by Borrowers necessary to the performance of their business being Restricted Cannabis Activities.

-7- 170746.00003/154854032v.8 “Closing Costs” means all reasonable out-of-pocket costs and expenses associated with entering into the Loan, including, without limitation, the costs of any title examinations, title insurance premiums, recording costs, reasonable legal fees and expenses and appraisal fees. “Closing Date” has the meaning set forth in the preamble. “Collateral” has the meaning set forth in Section 9.5. “Collateral Access Agreement” means an agreement with respect to a Loan Party’s leased location which is used for cultivating cannabis products, or bailee location pursuant to which a lessor of real property on which Collateral is stored or otherwise located, or a warehouseman, processor or other bailee of Property owned by any Loan Party, acknowledges the Liens of Lender and waives any Liens held by such Person on such Property, and, in the case of any such agreement with a lessor, permits Lender reasonable access to and use of such real property following the occurrence and during the continuance of an Event of Default, in each case in form and substance reasonably satisfactory to Lender. “Collateral Assignment of Lease” means an agreement with respect to a Loan Party’s leased location pursuant to which a Loan Party assigns to Lender such Loan Party’s rights, title and interest in and to the applicable lease agreement with respect to such location, in form and substance reasonably satisfactory to Lender. “Commitment Fee” means, 2.250% of the difference between the Revolving Loan Commitment and the Original Revolving Loan Commitment, or ONE MILLION THREE HUNDRED FIFTY THOUSAND AND 00/100 DOLLARS ($1,350,000.00), paid by Borrowers to Lender as provided in Section 2.4. “Compliance Certificate” means a Compliance Certificate substantially in the form of Exhibit B attached hereto, duly executed and acknowledged by an authorized officer of the Borrowers, and provided in connection with the delivery of the Loan Parties’ financial statements as required by Section 7.2 hereof. “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person: (a) with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; (b) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings; (c) with respect to any performance bonds, bonds, bank guaranties issued under bank facilities or otherwise or other similar instruments; (d) to make take-or-pay or similar payments if required regardless of nonperformance by any other party or parties to an agreement; or (e) for the obligations of another Person through any agreement to purchase, repurchase or otherwise acquire such obligation or any Property constituting security therefor, to provide funds for the payment or discharge of such obligation or to maintain the solvency, financial condition or any balance sheet item or level of income of another Person. The amount of any Contingent Obligation shall be deemed to be the outstanding

-8- 170746.00003/154854032v.8 principal amount (or maximum permitted principal amount, if larger) of the indebtedness, obligation or other liability guaranteed or supported thereby. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, partnership interests, membership interests or other equity interests, by contract or otherwise. “Controlling” and “Controlled” have meanings analogous thereto. “Control Agreement” means, with respect to any deposit account, securities account, commodity account, securities entitlement or commodity contract, an agreement, in form and substance reasonably satisfactory to Lender, among the Lender, the financial institution or other Person at which such account is maintained or with which such entitlement or contract is carried and the Loan Party maintaining such account or owning such entitlement or contract, effective to grant “control” (within the meaning of Articles 8 and 9 under the applicable UCC) over such account to Lender. “Curaleaf Shareholders Agreement” means that certain Shareholders Agreement, dated December 8, 2023, by and between Curaleaf, Inc., Parent and Lifebrook Investments Ltd. “Debt Service Covenant” has the meaning set forth in Section 7.17. “Debt Service Coverage Ratio” means, for the applicable period tested, the ratio of (A) (i) EBITDA of the Parent for such period, less (ii) cash Distributions less (iii) increases in loans to holders of Equity Securities in Parent less (iv) decreases in loans from holders of Equity Securities in Parent, in each case, for such period plus or minus (v) extraordinary items of Parent as determined by Lender, divided by (B) scheduled interest payments on Senior Debt for the applicable period tested on a trailing twelve month basis. “Debt Service Shortfall” has the meaning set forth in Section 7.17. “Default Rate” has the meaning set forth in the Note. “De Minimis Accounts” means, collectively, deposit accounts with financial institutions other than the Bank maintained in connection with the opening of a new store if such store cannot be serviced by a Deposit Account; provided, that (x) Lender provides its consent (which consent shall not be unreasonably withheld, conditioned or delayed) in writing prior to the opening of any such account, and (y) the balance on deposit in any such account shall not exceed $10,000 per account at any time. “Deposit Accounts” has the meaning set forth in Section 7.13(i). “Disposition” means the sale, lease, transfer, assignment, conveyance or other disposition of Property. “Distributions” means, with respect to any Person, (a) any payment by such Person of any distributions or dividends on any of its Equity Securities, (b) any capital used (or set aside in a fund to be used) by such Person to purchase, redeem, or retire any of its Equity Securities, whether

-9- 170746.00003/154854032v.8 directly or indirectly through a Subsidiary or otherwise, or (c) any payment by such Person which represents a return of capital to the holders of its Equity Securities. “Distribution” has a meaning analogous thereto. “Early Termination Fee” has the meaning set forth in Section 3.3. “EBITDA” means, for the applicable period tested, net income (or, if applicable, net loss), plus in each case, to the extent deducted in the calculation of net income, interest expense, income tax expense, depreciation expense and amortization expense. “Eligible Cash” means as of any date of determination, the amount of unrestricted cash of a Loan Party held in a deposit account either (A) maintained with the Lender, or (B) maintained in the United States in which the Lender has a first priority perfected security interest and which is subject to a Control Agreement, which shall also provide that the Lender shall be entitled to receive reporting from the applicable depositary bank as to the amount of Eligible Cash in such deposit account on any Business Day; provided, that, unrestricted cash shall exclude, without limitation, cash which is the subject of check floats, pending wire transfer instructions and transactions similar to the foregoing; provided, further, that, with respect to the foregoing clause (B), the Loan Parties shall have a period of sixty (60) days following the Closing Date to obtain any such Control Agreement, and during such sixty (60) day period the unrestricted cash in such deposit accounts shall be included in Eligible Cash notwithstanding that such cash is not subject to a Control Agreement. For the avoidance of doubt, on and after the sixtieth (60th) day following the Closing Date, any unrestricted cash in a deposit account not maintained with the Lender that is not subject to a Control Agreement in accordance with the requirements of the foregoing clause (B), shall not qualify as Eligible Cash. “Eligible Receivables” means Accounts Receivable owing to a Loan Party that (i) have been originated in the ordinary course of such Loan Party’s business, (ii) have been earned by performance and represent the bona fide amounts due to such Loan Party from an account debtor, (iii) are acceptable to the Lender in its reasonable discretion, and (iv) which initially and at all times until collected in full: (a) are not more than ninety (90) days from due date; (b) arose in the ordinary course of business from the sale of goods or services on a Loan Party’s customary selling terms; (c) are not owed by an account debtor whose chief executive office and principal place of business is outside the United States of America; (d) are not due from any governmental authority or agency except to the extent that the Loan Parties have complied, to the extent required to do so by the Lender, with any applicable laws and regulations with respect to assignment of such Accounts Receivable; (e) are not owed by an account debtor who is an employee, parent, Subsidiary or Affiliate of a Loan Party, unless the Lender has approved such account debtor in writing;

-10- 170746.00003/154854032v.8 (f) are not evidenced by a promissory note or other instrument; (g) are subject to a perfected first priority security interest in favor of the Lender and are not subject to any other Lien, except Permitted Liens, and no Loan Party will make any further assignment thereof or create any further security interest therein, nor permit any Loan Party’s rights therein to be reached by attachment, levy, garnishment or other judicial process; (h) are a non-contingent obligation that are not subject to a claim or threatened claim of set-off, credit, defense, warranty claim, allowance or adjustment by the account debtor, except normal discount allowed in the ordinary course for prompt payment, and such account debtor has not complained as to its liability thereon, made any claim with respect thereto, nor returned any of the subject goods; (i) did not arise out of any sale or performance of services made on an advanced billing or dating basis, or where goods or services have not yet been rendered to the account debtor (sometimes called memo billings or pre-billings) and are not billings for customer deposits; (j) are owed by an account debtor as to which any Loan Party has received no notice and has no knowledge of bankruptcy, insolvency, or other facts which make collection doubtful, and have not been turned over to a collection agency or attorney to seek collection thereof; (k) are owed by an account debtor which is not located in any state denying creditors access to its courts in the absence of such creditor’s qualification to conduct business as a foreign entity in such state or complying with other filing or reporting requirements, unless the Loan Parties have filed all legally required filings and reports, obtained any necessary authorities or certificates to do business, and paid any applicable taxes and/or fees to the applicable state agency in such state, or is not required to do so; (l) have not been designated by the Lender in its sole discretion (exercised in good faith), based upon the Lender’s customary and reasonable credit practices, as unacceptable for any reason by written notice to the Borrower-Agents (which may include e-mail communications); (m) does not arise out of a progress billing prior to completion of the order therefor; (n) are not receivables with respect to credit card charges submitted by a Loan Party to credit card processors for processing or any amounts owing from credit card processors to a Loan Party; (o) are payable in U.S. Dollars; and (p) do not represent service charges relating to invoicing or past due invoices. In determining Eligible Receivables with respect to any account debtor, if twenty-five percent (25%) or more of Accounts Receivable from such account debtor fail to satisfy clause (a) above, then all otherwise Eligible Receivables from such account debtor shall also be reserved by the Lender until such time as less than twenty-five percent (25%) of all Accounts Receivable due

-11- 170746.00003/154854032v.8 from such account debtor satisfy clause (a) above. Also, in determining Eligible Receivables, accounts payable by a Loan Party to an account debtor and sales rebates owed by a Loan Party to an account debtor shall be netted against Eligible Receivables due from such account debtor if such accounts payable or sale rebates (x) may be set- off pursuant to a written agreement between the Loan Party and the account debtor, or (y) are subject to a claim or threatened claim, and the difference (if positive) shall constitute Eligible Receivables from such account debtor for purposes of determining the Borrowing Base. Further, characterization of any Account Receivable due from an account debtor as an Eligible Receivable shall not be deemed a determination by the Lender as to its actual value and shall not in any way obligate the Lender to accept any Account Receivable subsequently arising from such account debtor to be, or to continue to deem such Account Receivable to be, an Eligible Receivable. The Loan Parties acknowledge that it is the Loan Parties’ responsibility to determine the creditworthiness of account debtors and all risks concerning the same and that collection of Accounts Receivable are with the Loan Parties. Notwithstanding the foregoing, all Accounts Receivable which are not Eligible Receivable shall nevertheless constitute Collateral for the Obligations. “Environmental Indemnity Agreement” means, that certain Amended and Restated Environmental Indemnity Agreement, of even date herewith, by Borrowers and the Guarantors party thereto in favor of Lender, regarding the Mortgaged Properties, as the same may be amended, restated, modified, substituted or extended from time to time. “Environmental Report” and “Environmental Reports” has the meaning set forth in the Environmental Indemnity Agreement. “Equity Securities” means, with respect to any Person, any and all shares, interests, units, participations, rights, or other equivalents (however designated and whether voting and non- voting) in or of, such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including any and all rights, warrants, debt securities, options or other rights exchangeable for or convertible into any of the foregoing. “Event of Default” has the meaning set forth in Section 9.1. “Event of Loss” means, with respect to any Mortgaged Property, any of the following: (a) any loss, destruction or damage of such Mortgaged Property; or (b) any actual condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such Mortgaged Property, or confiscation of such Mortgaged Property or the requisition of the use of such Mortgaged Property or seizure of Mortgaged Property through governmental forfeiture action. “Excluded Accounts” means, collectively, (a) deposit accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the Loan Parties’ employees, (b) deposit accounts specially and exclusively used for any escrow or other similar fiduciary accounts, (c) the De Minimis Accounts, (d) all deposit accounts listed in Schedule 7.13(v), (e) deposit accounts that must be maintained in a jurisdiction other than Massachusetts to comply with requirements of Applicable Law of such jurisdiction, provided that the balance on

-12- 170746.00003/154854032v.8 deposit in any such account at any time does not exceed the minimum balance (if any) required by such Applicable Law, (f) deposit accounts that, upon the mutual agreement of Lender and Borrower-Agents, are overly burdensome or cumbersome to maintain at the Lender, and (g) deposit accounts maintained in Nevada and Arizona with respect to operations in such states. “Excluded Entities” means all of the entities listed in Schedule 7.24. “Executive Order 13224” means as Executive Order Number 13224 on Terrorism Financing, effective September 24, 2001 and the Annex thereto, as the same may be from time to time supplemented or amended. “Existing Deposit Accounts” has the meaning set forth in Section 7.13(i). “Existing Letter of Credit” means that certain Irrevocable Standby Letter of Credit No. 592290979, Issued on July 10, 2025 to 601 Edgewater LLC, as beneficiary, for the account of Curaleaf Massachusetts, Inc., in the maximum aggregate amount of SIXTY-FIVE THOUSAND FIVE HUNDRED THREE AND 00/100 DOLLARS ($65,503.00). “Extension” has the meaning set forth in Section 3.7. “Extension Fee” means 2.50% of the aggregate unpaid principal amount of all Revolving Loans outstanding as of the date of the Extension, paid by Borrowers to Lender as provided in Section 3.7. “Extension Maturity Date” means (i) the second anniversary of the Initial Maturity Date, or (ii) such earlier date to which repayment of the Loan is accelerated by Lender pursuant to the terms of any of the Loan Documents. “Extension Notice” has the meaning set forth in Section 3.7. “Extension Option” has the meaning set forth in Section 3.7. “Financial Statements” has the meaning set forth in Section 4.4. “Financing Statements” means, collectively, the UCC-1 Financing Statements, naming each of the Loan Parties, as debtor, and Lender, as secured party, regarding the Loan and filed with the Secretary of State of the State of formation of such Loan Party, as the same may be amended, restated, modified, substituted or extended from time to time. “FL Mortgaged Property” means the land and the improvements thereon located at 18950 SW 192nd Street, Miami, FL 33187, and any other real or personal, tangible or intangible, property more particularly described in the Mortgage executed with respect to such land and improvements. “GAAP” means generally accepted accounting principles in the United States of America, as in effect on the date of the preparation and delivery of the Financial Information and consistently followed, without giving effect to any subsequent changes, other than changes consented to in writing by the Lender.

-13- 170746.00003/154854032v.8 “Governmental Authorities” means all agencies, authorities, bodies, boards, commissions, courts, instrumentalities, legislatures and offices of any nature whatsoever for any government unit, quasi-government or political subdivision, whether federal, state, county, district, municipal, city or otherwise, and whether now or hereafter in existence, including, without limitation, the Cannabis Authorities. “Guaranty” means any guaranty now or hereafter executed by any Guarantor with respect to any portion of the Obligations, including, without limitation, (a) the Amended, Restated and Consolidated Unconditional Guaranty, dated as of the date hereof, by certain of the Guarantors in favor of the Lender, (b) each Limited Guaranty, and (b) any other guaranty executed by Persons guarantying the Obligations hereunder or under any other Loan Document, as each now exist or may hereafter be entered into, amended, amended and restated, modified, supplemented, extended, renewed, or replaced, and collectively, they are referred to herein as the “Guarantees”. “Guarantor” means each Person set forth on Annex A hereto, Parent, and any other Person that now or hereafter guarantees any portion of the Obligations, and collectively, they are referred to herein as the “Guarantors”; provided, that, as used herein, the term “Guarantor” or “Guarantors” shall not include the Limited Guarantors. “Indebtedness” of any Person means, without duplication: (a) all indebtedness for borrowed money; (b) all obligations issued, undertaken or assumed as the deferred purchase price of Property or services (other than current trade payables entered into in the Ordinary Course of Business); (c) the face amount of all letters of credit issued for the account of such Person and without duplication, all drafts drawn thereunder and all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments issued by such Person; (d) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of Property, assets or businesses; (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to Property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such Property); (f) all Capital Lease Obligations; (g) the principal balance outstanding under any synthetic lease, off-balance sheet loan or similar off balance sheet financing product; (h) all obligations, whether or not contingent, to purchase, redeem, retire, defease or otherwise acquire for value any of its own Equity Securities (or any Equity Securities of a direct or indirect parent entity thereof) prior to the date that is 90 days after the final scheduled installment payment date for the date specified in the definition of Maturity Date, valued at, in the case of redeemable preferred Stock, the greater of the voluntary liquidation preference and the involuntary liquidation preference of such Equity Securities plus accrued and unpaid dividends; (i) all indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including accounts and contracts rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness; and (j) all Contingent Obligations of such Person. “Indemnified Parties” has the meaning set forth in Section 11.13.

-14- 170746.00003/154854032v.8 “Indenture” means that certain Trust Indenture, dated as of December 15, 2021, between Curaleaf Holdings, Inc., as issuer, and Odyssey Trust Company, as trustee, as supplemented by a First Supplemental Indenture dated as of December 21, 2021, a Second Supplemental Indenture dated as of December 8, 2023 and a Third Supplemental Indenture dated as of January 17, 2025, as may be further amended, supplemented or otherwise modified from time to time in accordance with this Agreement and the Indenture Intercreditor Agreement. “Indenture Documents” means the Indenture and the other “Note Documents” (as defined in the Indenture) and each of the other agreements, documents and instruments providing for or evidencing any Indebtedness under the Indenture or securing same, and any other document or instrument executed or delivered at any time in connection therewith, in each case, as amended, modified or supplemented from time to time in accordance with this Agreement and the Indenture Intercreditor Agreement. “Indenture Indebtedness” means Indebtedness under the Indenture, so long as such Indebtedness is subject to and permitted by the Intercreditor Agreement. “Indenture Intercreditor Agreement” has the meaning set forth in the definition of “Intercreditor Agreement” herein. “Initial Maturity Date” means (i) October 10, 2026; provided, that, if the Loan Parties enter into a Refinanced Indenture, such date shall automatically be amended to be the Refinanced Indenture Maturity Date, or (ii) such earlier date to which repayment of the Loan is accelerated by Lender pursuant to the terms of any of the Loan Documents. “Intercreditor Agreement” means, collectively, (i) that certain Intercreditor Agreement entered into between the Lender and Odyssey Trust Company as Trustee under the Indenture, dated as of the Original Closing Date, and as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms thereof and this Agreement (including, without limitation, as amended, amended and restated or otherwise modified in connection with a Refinancing of the Indenture Indebtedness in accordance with and as permitted under Section 6.14(b) hereof (the “Indenture Intercreditor Agreement”)), and (ii) any and all other intercreditor agreements executed by a holder of Subordinated Debt in favor of the Lender from time to time after the Closing Date required in connection with Lender’s approval of such Subordinated Debt, in form and substance and on terms and conditions satisfactory to Lender, as the same may be amended, amended and restated, supplemented or otherwise modified from time to time. "Key Officer” means each of Edward Kremer and Boris Jordan. “Lawsuit” has the meaning set forth in Section 7.25. “L/C Sublimit” means an amount equal to FIFTEEN MILLION AND 00/100 DOLLARS ($15,000,000). The L/C Sublimit is part of, and not in addition to, the Revolving Loan Commitment. “Letter of Credit” or “Letters of Credit” has the meaning set forth in Section 2.8.

-15- 170746.00003/154854032v.8 “Lien” means (a) with respect to any asset, any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge, security interest, adverse claim, defect of title or right of set off in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, Capital Lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities, (d) any netting arrangement, defeasance arrangement or reciprocal fee arrangement, and (e) any other arrangement having the effect of providing security. “Lender” has the meaning set forth in the preamble. “Limited Guaranty” means collectively, (i) that certain Amended, Restated and Consolidated Limited Guaranty by the Limited Guarantors party thereto, in favor of Lender of even date herewith, (ii) that certain Limited Guaranty by the Parent in favor of Lender dated as of the Original Closing Date, and (iii) any other limited guaranty executed by Persons guarantying the Obligations hereunder or under any other Loan Document, in each case, as the same now exist or may hereafter be amended, amended and restated, modified, supplemented, extended, renewed, or replaced. “Limited Guarantors” means, collectively, Cura Partners, Inc., Compass Cultivation Holdings, LLC, CLF AZ, Inc., CLF Maine Inc. and any other Person that now or hereafter executes a Limited Guaranty in favor of Lender, and each individually is a “Limited Guarantor”. "Litigation Excluded Entities” means all of the entities listed in Schedule 7.25. “Loan” and “Loans” individually and collectively refer to the Revolving Loan and Revolving Loans. “Loan Documents” means the following documents and instruments, as the same may be amended, amended and restated, modified, supplemented, substituted or extended from time to time: (a) this Agreement; (b) the Note; (c) the Mortgages; (d) the Assignment of Agreements, Permits and Rights (e) the Security Agreement; (f) the Environmental Indemnity Agreement; (g) the Financing Statements; (h) each Guaranty;

-16- 170746.00003/154854032v.8 (i) the Subordination Agreements; (j) the Indenture Intercreditor Agreement; (k) each Pledge Agreement; (l) any Cash Management Agreements; (m) each Collateral Access Agreement and Collateral Assignment of Lease; (n) the Omnibus Reaffirmation of and Amendment to Loan Documents, by and among the Lender, the Borrowers and the Guarantors, dated as of the Closing Date; (o) any letter of credit agreement or other document, agreement or instrument entered into by the Lender and the applicable Loan Party or in favor the Lender relating to any Letter of Credit; and (p) any and all other agreements, instruments, documents and other writings referred to in this Agreement or now or hereafter executed by or on behalf of any Borrower, any Guarantor or any Limited Guarantor and delivered to, and agreed to by, Lender in connection with the transactions described in this Agreement or contemplated hereby. “Loan Participants” has the meaning set forth in Section 10.2. “Loan Parties” means, collectively, (a) the Borrowers and (b) the Guarantors, and each individually, is a “Loan Party”. “Loan to Value Ratio” means the ratio, expressed as a percentage, obtained by dividing the outstanding principal balance of the Loans advanced under clause (a) of the Borrowing Base by the “as is” fair market value of the Mortgaged Properties (exclusive of the value of the Cannabis use of any Mortgaged Property) as set forth in an Approved Appraisal for each Mortgaged Property. “Marijuana Establishment” shall mean any facility cultivating, producing, manufacturing, distributing or retailing Cannabis for medical and/or adult use in the States of Florida, Maryland, and Ohio or other state in which any Mortgaged Property is located pursuant to the Applicable Marijuana Laws. “Material Adverse Effect” means an effect that results in or causes, or would reasonably be expected to result in or cause, (a) a material adverse change or impairment in any of the condition (financial or otherwise), business, income, assets, operations, or Property of the Loan Parties taken as a whole; (b) a material impairment in the ability of any Loan Party or any other Person (other than the Lender) to perform its obligations under any Loan Document; or (c) a material adverse effect or impairment upon the validity or enforceability of any Loan Document or the rights and remedies of the Lender under any Loan Document.

-17- 170746.00003/154854032v.8 “Material Property Agreement” means all agreements to which any Borrower is a party relating to the use, renovation, operation, development, construction, design or management of the Mortgaged Property (including, without limitation, any management, asset or development management agreements, service agreements and exclusive leasing agreements) that provides for aggregate payments in any calendar year in excess of $25,000 and which is not terminable by a Borrower on thirty (30) or fewer days’ notice from such Borrower. “Maturity Date” means, (i) prior to the exercise of the Extension Option, the Initial Maturity Date, or (ii) in the event that the Extension Option is exercised in accordance with the terms of Section 3.7, the Extension Maturity Date. “Maximum Rate” means, at all times, the maximum rate of interest which may be charged, contracted for, taken, received or reserved by Lender in accordance with applicable Massachusetts law (or applicable United States federal law to the extent that such law permits Lender to charge, contract for, receive or reserve a greater amount of interest than under Massachusetts law). The Maximum Rate shall be calculated in a manner that takes into account any and all fees, payments, and other charges in respect of the Loan Documents that constitute interest under Applicable Law. Each change in any interest rate provided for herein based upon the Maximum Rate resulting from a change in the Maximum Rate shall take effect without notice to Borrowers at the time of such change in the Maximum Rate. “Maximum Revolving Credit” means the lesser of (a) the Revolving Loan Commitment and (b) the Borrowing Base then in effect on any Business Day (as reflected in the Borrowing Base Certificate most recently provided to the Lender or any information determined by the Lender in the interim). “MD Mortgaged Property” means, the land and the improvements thereon located at 5300 Taneytown Pike, Taneytown, MD 21787, any other real or personal, tangible or intangible, property more particularly described in the Mortgage executed with respect to each such parcels of land and improvements thereon. “Mortgage” shall mean (i) the Mortgage, Assignment of Leases and Rents, Financing Statement and Security Agreement by Curaleaf FL in favor of the Lender with respect to the FL Mortgaged Property, as amended by that certain First Amendment to Mortgage, Assignment of Leases and Rents, Financing Statement and Security Agreement dated as of the Closing Date, (ii) the Open-End Mortgage, Assignment of Leases and Rents, Financing Statement and Security Agreement by Curaleaf OGT in favor of the Lender with respect to the OH Mortgaged Property, as amended by that certain First Amendment to Open-End Mortgage, Assignment of Leases and Rents, Financing Statement and Security Agreement dated as of the Closing Date, (iii) the Deed of Trust, Assignment of Leases and Rents, Financing Statement and Security Agreement by MD Compassionate Care in favor of the Lender with respect to the MD Mortgaged Property, as amended by that certain First Amendment to Deed of Trust, Assignment of Leases and Rents, Financing Statement and Security dated as of the Closing Date, and (iv) and any other mortgages, security deeds, deeds of trust or similar instruments provided after the date hereof to the Lender to secure the Obligations, in each case, as the same now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, and collectively, they are referred to herein as the “Mortgages”.

-18- 170746.00003/154854032v.8 “Mortgaged Property” shall mean each of (i) the FL Mortgaged Property, (ii) the MD Mortgaged Property, (iii) the OH Mortgaged Property, and (iv) any other real or personal, tangible or intangible, property more particularly described in any Mortgage, and collectively, they are referred to herein as the “Mortgaged Properties”. “New Deposit Accounts” has the meaning set forth in Section 7.13(i). “Note” has the meaning set forth in Paragraph B of the Introductory Statements. “Obligations” means collectively, (a) all debts, liabilities and obligations of the Loan Parties to the Lender under this Agreement, the Note, and the other Loan Documents, (b) all Bank Product Debt, and (c) any and all other debts, liabilities and obligations of any Loan Party to the Lender of every kind and description, direct or indirect, absolute or contingent, primary or secondary, due or to become due, now existing or hereafter arising, whether or not such obligations are related to the transactions described in this Agreement, by class, or kind, or whether or not contemplated by the parties at the time of the granting of the security interest herein, regardless of how they arise or by what agreement or instrument they may be evidenced or whether evidenced by any agreement or instrument, and includes obligations to perform acts and refrain from taking action as well as obligations to pay money including, without limitation, all interest, fees, charges, expenses and overdrafts, obligations that may arise out of any Letter of Credit, acceptance or similar instrument or related documents, interest, fees, charges and expenses, and also including, without limitation, all obligations and liabilities which the Lender may incur or become liable for, on account of, or as a result of, any transactions between the Lender and any Loan Party and the interest, fees, expenses and other amounts which accrue after the commencement of any proceeding under the Bankruptcy Code (or other debtor relief law) whether or not such amounts are allowed or allowable in whole or in part in any such proceeding. “OH Mortgaged Property” means, the land and the improvements thereon located at 150 Commerce Boulevard, Johnstown, OH 43031, any other real or personal, tangible or intangible, property more particularly described in the Mortgage executed with respect to each such parcels of land and improvements thereon. “Operating Agreement” means, with respect to each Loan Party, the limited liability operating agreement, bylaws or other similar governing document of such Loan Party, as amended, restated, supplemented or otherwise modified in accordance herewith from time to time. “Ordinary Course of Business” means, in respect of any transaction involving any Person, the ordinary course of such Person's business, as conducted by any such Person in accordance with past practice and undertaken by such Person in good faith and not for purposes of evading any covenant or restriction in any Loan Document. “Original Closing Date” means November 6, 2024. “Original Loan Agreement” has the meaning set forth in Paragraph A of the Preliminary Statements.

-19- 170746.00003/154854032v.8 “Original Obligations” means the “Obligations” as defined in the Original Loan Agreement. “Original Revolving Loan Commitment” has the meaning set forth in Paragraph A of the Preliminary Statements. “Overadvance” has the meaning set forth in Section 2.1.1. “Paid in Full” and “Payment in Full” means that each of the following events has occurred: (a) the payment in full of all outstanding Obligations (other than indemnification obligations not yet accrued and payable and Obligations in respect of Letters of Credit), (b) the cancellation or termination (with the written consent of the beneficiary) and/or cash collateralization (in an amount equal to 105% thereof) of all outstanding Letters of Credit (if any), and (c) the termination of the Lender’s commitments to fund Loans hereunder. “Parent” means Curaleaf Holdings Inc., a corporation incorporated under the Business Corporations Act (British Columbia), and its permitted successors and assigns. “Parent Redomicile” has the meaning set forth in Section 6.9. “Payment Default” has the meaning set forth in Section 9.2. “Permits” means, with respect to any Person, any permit, approval, authorization, license, registration, certificate concession, grant, franchise, variance or permission from, and any other contractual obligations with, any Governmental Authority, in each case whether or not having the force of law and applicable to or binding upon such Person or any of its property or operations or to which such Person or any of its property or operations is subject, including, without limitation, the Regulatory Licenses and any host community agreements or similar agreements between a Borrower and the applicable Governmental Authority. “Permitted Cannabis Business” means legitimate business activity that is substantially compliant with Applicable Marijuana Laws, but not compliant with U.S. Federal Cannabis Laws. “Permitted Encumbrances” means (a) all of those matters listed on Schedule B-Part I or II of any Title Policy, (b) Liens (other than Liens imposed under any Environmental Laws, as defined in the Environmental Indemnity Agreement) imposed by any Governmental Authority for taxes, assessments or charges so long as the same are not delinquent or are being contested in accordance with the terms set forth in the Mortgage or any of the other Loan Documents, (c) customary equipment leases or financing with respect to equipment permitted pursuant to the Loan Documents, (d) Liens set forth on Schedule 6.3, provided that such Liens shall secure only those obligations which they secure on the Closing Date and shall not subsequently apply to any other property or assets of any Loan Party; (e) judgment Liens in respect of judgments that do not constitute an Event of Default, (f) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the Ordinary Course of Business and securing obligations that are not overdue by more than sixty (60) days or are being contested in good faith by a Loan Party, if a reserve or such other appropriate provisions, if any, as required by GAAP shall have been made in respect thereto, (g) easements, zoning restrictions, rights-of-way

-20- 170746.00003/154854032v.8 and similar encumbrances on real property imposed by law or arising in the Ordinary Course of Business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Loan Parties, (h) rights of setoff or bankers’ Liens upon deposits of cash in favor of banks or other depository institutions, solely to the extent incurred in connection with the maintenance of such deposit accounts in the Ordinary Course of Business, (i) Liens securing the performance of bids, trade contracts (other than borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the Ordinary Course of Business, (j) Liens to secure Indebtedness permitted by Sections 6.2(c) of this Agreement, (k) Liens securing hedging obligations incurred in the Ordinary Course of Business and not for speculative purposes, (l) Liens incurred or deposits made in the Ordinary Course of Business in connection with worker’s compensation, unemployment insurance or other social security or similar obligations, (m) Liens arising from precautionary financing statements under the UCC or similar statutes regarding operating leases, sales of receivables or consignments, (n) Liens of franchisors in the Ordinary Course of Business not securing Indebtedness, (o) Liens arising out of the conditional sale, title retention, consignment or similar agreements, (p) non-exclusive licenses of intellectual property rights in the Ordinary Course of Business arrangements for the sale of goods entered into in the Ordinary Course of Business, (q) unless a Lien is otherwise a Permitted Encumbrance, Liens on property of a Person (i) existing at the time of acquisition thereof or (ii) existing at the time such Person is merged or amalgamated with or into or consolidated with a Loan Party; provided that such Liens were in existence prior to, and not in contemplation of, such merger, amalgamation or consolidation, do not extend to any assets other than those of the Person merged or amalgamated into or consolidated with a Loan Party, such Liens are subject to Subordination Agreements or Intercreditor Agreements in favor of Lender, and any such merger, amalgamation or consolidation is permitted under this Agreement, (r) unless a Lien is otherwise a Permitted Encumbrance, Liens on property existing at the time of acquisition thereof by a Loan Party, provided that such Liens (i) were in existence prior to, and not in contemplation of, such acquisition, (ii) do not extend to any property other than the property so acquired by a Loan Party and (iii) are subject to Subordination Agreements or Intercreditor Agreements in favor of Lender, and such acquisition is otherwise permitted hereunder, (t) Liens securing Permitted Refinancing Indebtedness; provided that any such Lien is limited to all or part of the same property or assets that secured (or under the written agreement under which such original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property and assets that are the security for another Permitted Encumbrance hereunder, (u) Liens on property or assets used to defease or to satisfy and discharge Indebtedness; provided that (i) the incurrence of such Indebtedness was not prohibited by this Agreement, (ii) such defeasance or satisfaction and discharge is not prohibited by this Agreement, and (iii) such Liens are subject to Subordination Agreements or Intercreditor Agreements in favor of Lender, (v) Liens given to a public utility of any municipality or governmental or other public authority when required by such utility or authority in connection with the ownership of assets, provided that such Liens do not materially interfere with the use of such assets in the operation of the business of any Loan Party, (w) reservations, limitations, provisos and conditions, if any, expressed in any original grant from the government of Canada of any real property or any interest therein or in any comparable grant in jurisdictions other than Canada, provided they do not materially interfere with the use of such assets, (x) servicing agreements, development agreements, site plan agreements, and other agreements with governmental authorities pertaining to the use or development of assets, provided each is complied

-21- 170746.00003/154854032v.8 with in all material respects and does not materially interfere with the use of such assets in the operation of the business of any Loan Party, (y) any interest or title of a lessor, licensor or sublicensor in the property subject to any lease, license or sublicense, (z) Liens contained in purchase and sale agreements to which a Loan Party is the selling party thereto which limit the transfer of assets pending the closing of the transactions contemplated thereby, provided that any such sale is not otherwise not prohibited by this Agreement, (aa) Liens securing any insurance premium financing under customary terms and conditions, provided that no such Lien may extend to or cover any assets or property other than the insurance being acquired with such financing, the proceeds thereof and any unearned or refunded insurance premiums related thereto; (bb) Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement with respect to an acquisition to the extent such acquisition is permitted by this Agreement; (cc) Liens in favor of Lender under the Loan documents to secure the Obligations, (dd) Liens granted by Loan Parties under the Indenture or any Refinanced Indenture, provided that such Liens are subject to the Indenture Intercreditor Agreement, (ee) Liens granted by Loan Parties to secure any Permitted Intercompany Indebtedness, provided that such Liens are subordinate to the Obligations pursuant to a Subordination Agreement or Intercreditor Agreement, and (ff) any other encumbrances as are reasonably approved by Lender in writing or otherwise expressly permitted in accordance with the terms of the Mortgages and the other Loan Documents. “Permitted Intercompany Indebtedness” means Indebtedness consisting of intercompany loans and advances made by a Loan Party or any of such Loan Party’s Subsidiaries (in its capacity as the lender of any such intercompany loan or advance, the “Lending Party”) to another Loan Party or any of such Loan Party’s Subsidiaries (in its capacity as the borrower of any such intercompany loan or advance, the “Borrowing Party”); provided, that: (A) each Lending Party and each Borrowing Party shall record all intercompany transactions on its books and records in accordance with GAAP; (B) if such Borrowing Party is a Loan Party, (x) the Loan Parties shall promptly notify Lender of such loan or advance if the Lending Party is a non-Loan Party, and in such case, if requested by Lender, such Lending Party and such Borrowing Party shall enter into a Subordination Agreement or Intercreditor Agreement acknowledging and agreeing that such intercompany loan or advance shall be subordinate to the Obligations and otherwise in form and substance reasonably acceptable to Lender, and (y) the obligations of such Borrowing Party under any such intercompany loans or advances, including without limitation any Liens granted with respect thereto, shall be expressly subordinate to the Obligations; (C) if such Lending Party is a Loan Party and such intercompany loan or advance is secured and/or evidenced by a promissory note or other instrument, the Loan Parties shall promptly notify Lender, and if and to the extent that perfection or priority of Lender’s security interest is dependent on or enhanced by possession, the applicable Loan Party, promptly after request by Lender, shall execute such other documents and instruments as shall be requested by Lender or, if applicable, endorse and deliver physical possession of such promissory note or instrument to Lender, together with such undated powers (or other relevant document of transfer acceptable to Lender) endorsed in blank as shall be requested by Lender, and shall do such other acts or things deemed necessary or desirable by Lender in its reasonable business judgment to protect Lender’s security interest therein or in the collateral for such intercompany loan or advance; (D) at the time any such intercompany loan or advance is made by such Lending Party to such Borrowing Party, and after giving effect thereto, each of the Lending Party and the Borrowing Party shall be Solvent; and (E) no Event of Default exists or would occur and be continuing after giving effect to any such proposed intercompany loan or advance.

-22- 170746.00003/154854032v.8 “Permitted Refinancing Indebtedness” means any Indebtedness of a Loan Party issued (i) in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund for value, in whole or in part, or (ii) constituting an amendment, restatement, modification or supplement to or deferral or renewal of ((i) and (ii) each, a “Refinancing”) any other Indebtedness of a Loan Party (other than intercompany Indebtedness); provided that: (a) the amount of such Permitted Refinancing Indebtedness does not exceed the amount of the Indebtedness so refinanced (plus all accrued and unpaid interest thereon and the amount of any premium necessary to accomplish such refinancing and fees and expenses incurred in connection therewith); (b) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being Refinanced; (c) if the Indebtedness being Refinanced is subordinated to the Obligations, such Permitted Refinancing Indebtedness is subordinated to the Obligations on terms at least as favorable to the Lender as those contained in the applicable Subordination Agreement, Intercreditor Agreement, or other documentation governing the Indebtedness being Refinanced; and (d) if the Indebtedness being Refinanced is pari passu in right of payment with the Obligations, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the Obligations, as applicable. “Permitted Uses” means with respect to the Mortgaged Properties, cannabis cultivation, manufacturing, distribution, sales and retail operations, provided, in each case, that any such property or use thereof is licensed in accordance with all Applicable Laws, other than U.S. Federal Cannabis Laws, and each individually, is a “Permitted Use”. “Person” means any individual, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, joint stock association, business or other trust, Governmental Authority, joint venture or any other entity or association. “Pledge Agreement” means collectively, (i) that certain Amended, Restated and Consolidated Pledge Agreement by the Limited Guarantors party thereto, in favor of Lender of even date herewith, (ii) that certain Amended, Restated and Consolidated Pledge Agreement by the Loan Parties party thereto, in favor of Lender of even date herewith, and (iii) that certain Pledge Agreement by the Parent in favor of Lender dated as of the Original Closing Date, in each case, as the same now exist or may hereafter be amended, amended and restated, modified, supplemented, extended, renewed, or replaced. “Post-Closing Field Exam” has the meaning set forth in Section 7.15(ii). “Post-Closing Field Exam Overadvance” has the meaning set forth in Section 7.15(iii). “Primary Guarantors” means collectively, (i) Palliatech Florida, Inc., (ii) GR Companies, Inc., and (iii) Curaleaf, Inc., and each individually is a “Primary Guarantor”. “Prohibited Person” means a Person: (a) subject to the provisions of Executive Order 13224; (b) owned or controlled by another Person that is subject to the provisions of Executive Order 13224; (c) with whom a Loan Party or any lender is prohibited from dealing by any of the Anti-Terrorism Laws; (d) that commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order 13224; (e) that is named as a “specially designated national and

-23- 170746.00003/154854032v.8 blocked person” on the most current list published by the U.S. Treasury Department’s Office of Foreign Assets Control at its official website www.treas.gov.ofac or at any replacement website or other replacement publication of such list; or (f) who is an Affiliate of any Person described in clauses (a) through (e) above. “Protection Agreement” means that certain Protection Agreement, dated December 8, 2023, by and between Parent and Curaleaf, Inc. “Property” means any interest in any kind of property or assets, whether real, personal, or mixed, tangible or intangible. “Purchase Money Obligations” means Indebtedness of any Person incurred for the purposes of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of Property used or useful in the business conducted or proposed to be conducted by such Person on the Closing Date and other businesses reasonably related, complimentary or ancillary thereto. “Refinanced Indenture” means any trust indenture, agreement or other document pursuant to which any of the Refinanced Indenture Indebtedness is issued, in accordance with and subject to Section 6.14(b) hereof, as may be further amended, supplemented or otherwise modified from time to time in accordance with this Agreement and the Indenture Intercreditor Agreement. “Refinanced Indenture Documents” means the Refinanced Indenture and each of the other agreements, documents and instruments providing for or evidencing any Refinanced Indenture Indebtedness under the Refinanced Indenture or securing same, and any other document or instrument executed or delivered at any time in connection therewith, in each case, as amended, modified or supplemented from time to time in accordance with this Agreement and the Indenture Intercreditor Agreement. “Refinanced Indenture Indebtedness” has the meaning specified in Section 6.14(b), herein. “Refinanced Indenture Maturity Date” means the earlier of (i) the “Stated Maturity” of the Refinanced Indenture Indebtedness under and as defined in the Refinanced Indenture Documents, and (ii) December 31, 2030. “Refinancing” has the meaning specified in the definition of “Permitted Refinancing Indebtedness”, herein, and “Refinanced” shall have a meaning correlative thereto. “Regulatory Licenses” shall mean Permits issued by the applicable Cannabis Authorities from time to time to any Borrower to operate as a marijuana cultivator, product manufacturer, or retail facility, as applicable, including but not limited to such Regulatory Licenses identified on Schedule A to this Agreement. “Rent(s)” has the meaning set forth in each Mortgage. “Request for Advance” means a notice (together with the applicable required documentation) from a Borrower-Agent to Lender specifying the amount to be advanced by

-24- 170746.00003/154854032v.8 Lender under the Revolving Loan, the form of which is attached hereto as Exhibit C attached hereto. “Required Permits and Approvals” means all building, zoning and other permits, licenses, authorizations, consents and approvals, and all renewals, replacements, amendments and substitutions therefor, required for the use and occupancy of any Mortgaged Property for the applicable Permitted Uses pursuant to all Applicable Laws, including all Applicable Marijuana Laws, which shall include, without limitation, the Regulatory Licenses and all applicable Permits. “Required Reserves” means any reserves as Lender deems necessary in its reasonable discretion to reflect (i) impediments to the Lender’s ability to realize upon any Collateral included in the Borrowing Base, (ii) reflect claims and liabilities that the Lender determines will need to be satisfied in connection with the realization upon such Collateral, or (iii) items or any event, condition or other circumstance that could reasonably be expected to adversely affect any component of the Borrowing Base (including in respect of dilution with respect to the Accounts Receivable), the applicable Collateral or the validity or enforceability of this Agreement or the other Loan Documents or any remedies of the Lender hereunder or thereunder. “Restricted Cannabis Activities” shall mean, any Borrower engaging (in connection with the cultivation, distribution, sale and possession of Cannabis and related products, including in connection with any leasing of the Applicable Mortgaged Property) in any: (a) activity that is not permitted under applicable U.S. Federal Cannabis Law, other than Permitted Cannabis Business; (b) activity for which a United States Attorney prosecutes a Cannabis business operated at any Mortgaged Property in any applicable jurisdiction notwithstanding its compliance with Applicable Marijuana Laws; (c) repeated distribution and sale of Cannabis and related products to minors; (d) payments to criminal enterprises, gangs, cartels and Persons who are in each case either subject to Sanctions or publicly known to be engaging in criminal activity other than Permitted Cannabis Business; (e) non-compliance with Anti-Terrorism Laws; (f) non-compliance with anti-money laundering laws, to the extent such non-compliance results from illegal activity other than Permitted Cannabis Business; (g) use of activities permitted under Applicable Marijuana Laws as a cover or pretext for the illegal trafficking of other controlled substances or other illegal activity; (h) the illegal use or display of firearms, provided that a Borrower and a Borrower’s security services vendors may use or display firearms for any legitimate purpose and in compliance with Applicable Laws, including, without limitation, in connection with security protocols authorized by the OMMU, and used to protect Permitted Cannabis Business; (i) growing Cannabis and related products on public lands (unless permitted under Applicable Marijuana Laws, as applicable); and (j) directly or indirectly aiding, abetting or otherwise knowingly participating in a common enterprise with any Person or Persons in any of the foregoing activities. “Revolving Loan” has the meaning set forth in Section 2.1. “Revolving Loan Commitment” means ONE HUNDRED MILLION AND 00/100 U.S. DOLLARS ($100,000,000.00). “Riviera Creek Transaction” means the loans, grants and pledges of security interests in favor of Curaleaf OGT, options to purchase, management services, consulting services, subordinations and transactions by and between Curaleaf OGT, Inc., Curaleaf, Inc., Riviera Creek

-25- 170746.00003/154854032v.8 Holdings, LLC, RC Retail 1, LLC, RC Retail 2, LLC and RC Retail 3, LLC, set forth and contemplated in the agreements and documents listed in Schedule 1,including without limitation all documents and agreements related to or in support of the agreements and transactions set forth therein (collectively, the “Riviera Creek Transaction Documents”), in each case, as may be amended in accordance with Section 6.1(a)(vi) hereof. “Rock Rose” has the meaning set forth in Section 11.16. “Sanction(s)” shall mean all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state or His Majesty’s Treasury of the United Kingdom or other relevant sanctions authority. “Security Agreement” means that certain Amended, Restated and Consolidated Security Agreement by certain of the Loan Parties party thereto in favor of Lender of even date herewith, as the same now exist or may hereafter be amended, amended and restated, modified, supplemented, extended, renewed, or replaced. “Security Deposit(s)” has the meaning set forth in each Mortgage. “Senior Debt” means any Indebtedness payable to a commercial bank or other financial institution, including, without limitation, the Obligations. “Special Purpose Entity” means a corporation, limited liability company or limited partnership which at all times complies with the requirements set forth in Exhibit D attached hereto. “Specified Date” has the meaning set forth in Section 11.16. “Specified Overadvance” means an Overadvance occurring during the fiscal quarters ending December 31, 2025 or March 31, 2026 as a result of a reduction in Eligible Cash due to cash payments in respect of taxes or interest thereon then due and owing or interest payments under the Indenture or any Refinanced Indenture then due and owing. “Subordinated Creditor” means any creditor whose debt is subordinate, now or in the future, to that of the Lender. “Subordinated Debt” means (i) Indenture Indebtedness and any Refinanced Indenture Indebtedness, in each case, so long as such Indebtedness is subject to and permitted under the Indenture Intercreditor Agreement, and (ii) any other Indebtedness of any Loan Party, which is approved by Lender and subordinated as to payment and security to the Obligations on terms and conditions acceptable to the Lender, including, without limitation thereof, the Indebtedness owed to each other Subordinated Creditor, and any other loans subject to the Subordination Agreements.

-26- 170746.00003/154854032v.8 “Subordinated Debt Documents” means, collectively all agreements, documents and instruments entered into in connection with Subordinated Debt (excluding Indenture Indebtedness and any Refinanced Indenture Indebtedness). “Subordination Agreements” means, collectively, any and all subordination agreements executed by a holder of Subordinated Debt in favor of the Lender from time to time after the Closing Date required in connection with Lender’s approval of such Subordinated Debt, in form and substance and on terms and conditions satisfactory to Lender, in each case, as the same may be amended, amended and restated, supplemented or otherwise modified from time to time. “Subsidiary” means, with respect to any Person: (a) any corporation or trust of which 50% or more (by number of shares or number of votes) of the outstanding capital stock or shares of beneficial interest normally entitled to vote for the election of one or more directors, managers or trustees (regardless of any contingency which does or may suspend or dilute the voting rights) is at such time owned directly or indirectly by such Person or one or more of such Person’s Subsidiaries, (b) any partnership of which such Person is a general partner or of which 50% or more of the partnership interests is at the time directly or indirectly owned by such Person or one or more of such Person’s Subsidiaries, (c) any limited liability company of which such Person is a member or of which 50% or more of the limited liability company interests is at the time directly or indirectly owned by such Person or one or more of such Person’s Subsidiaries or (d) any corporation, trust, partnership, limited liability company or other entity which is controlled or capable of being controlled by such Person or one or more of such Person’s Subsidiaries. “Survey” means an As-Built or ALTA survey of each Mortgaged Property bearing a certificate of a registered land surveyor, showing all plottable improvements, easements, encroachments and rights of way, and otherwise in form and substance reasonably satisfactory to Lender. “Title Company” means Stewart Title Guaranty Company, or such other title insurance company as Lender may reasonably approve. “Title Policy” means each ALTA Lender’s policy of title insurance issued by the Title Company in the aggregate amount of the Loan Commitment (or such other amount as Lender shall approve) and insuring the Mortgages as first and prior Lien and encumbrance upon each Mortgaged Property, subject only to the Permitted Encumbrances. “Unused Fee” has the meaning set forth in Section 2.5. “U.S.” and “United States” shall mean the United States of America. “U.S. Federal Cannabis Law” shall mean U.S. federal laws, statutes, codes, ordinances, decrees, orders, rules and regulations (“Laws”), civil, criminal or otherwise, to the extent that such Law is directly or indirectly related to the cultivation, harvesting, production, manufacturing, processing, extraction, marketing, distribution, trafficking, sale, use or possession of Cannabis or products containing Cannabis, including but not limited to the prohibition on drug trafficking under the Controlled Substances Act (21. U.S.C. ⸹⸹ 801 et seq.), the conspiracy statute under 18 U.S.C. ⸹ 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. ⸹2, the

-27- 170746.00003/154854032v.8 bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. ⸹ 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. ⸹ 3, and federal money laundering statutes under 18 U.S.C. ⸹⸹ 1956, 1957 and 1960. “UCC” means the Uniform Commercial Code as in effect from time to time in The Commonwealth of Massachusetts. “Unreimbursed Amount” means with respect to any drawing under a Letter of Credit that is not paid or reimbursed by the Loan Parties in accordance with Section 2.8, the amount of such unpaid or unreimbursed drawing. “USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, H.R. 3162, Public Law 107-56, as modified and reauthorized by the USA Patriot Improvement and Reauthorization Act of 2005, H.R. 3199, Public Law 109-177 and the USA Patriot Act Additional Reauthorizing Amendments Act of 2006, S.2271, Public Law 109-178, as the same may be amended from time to time. “Utah Deposit Accounts” has the meaning set forth in Section 7.13(i). 2. TERMS AND CONDITIONS OF THE LOAN 2.1. Revolving Line. 2.1.1. Subject to the terms and conditions of this Agreement (including the conditions precedent set forth in Section 3) and prior to the Maturity Date, the Lender agrees to make loans to the Borrowers in such amounts as requested by a Borrower-Agent (each, a “Revolving Loan”), provided that no Revolving Loan shall be made if the amount of such Revolving Loan, when added to the amount of the Aggregate Revolving Advances, would cause the amount of the Aggregate Revolving Advances to exceed the Maximum Revolving Credit as of that date. The credit facility established under and governed by this Section 2 is a revolving line of credit facility such that, subject to the limitations of this Section 2 and the Borrowers’ compliance with the terms and conditions of this Agreement, the Borrowers may borrow, re-pay, and re-borrow Revolving Loans. Notwithstanding the definition of “Revolving Loan Commitment” set forth in Section 1, nothing contained in this Agreement shall be construed to obligate the Lender to make any Revolving Loan after the Maturity Date or the earlier termination of this Agreement, but the Lender may choose to do so in its sole discretion. Each Borrower agrees that the amount of the Aggregate Revolving Advances outstanding at any one time shall not exceed the Maximum Revolving Credit, and in the event that the Aggregate Revolving Advances exceed such limit (an “Overadvance”), Borrowers will immediately pay the Lender an amount equal to such Overadvance; provided, that, if a Specified Overadvance shall occur during the fiscal quarters ending December 31, 2025 or March 31, 2026, the Borrowers shall have a one- time grace period of not more than sixty (60) days from the date on which the Borrowing Base Certificate for the applicable month during which such Specified Overadvance occurred (the “Applicable Month”) is required to be delivered (as may be extended as specified below, the “Borrowing Base Cure Period”) to cure any such Overadvance by

-28- 170746.00003/154854032v.8 either (i) paying the full amount of the Overadvance, or (ii) otherwise eliminating such Overadvance (by such other means that shall be subject to Lender’s consent, which shall not be unreasonably withheld or delayed), and the Borrowers shall deliver to Lender a Borrowing Base Certificate demonstrating the elimination of such Overadvance (the “Borrowing Base Cure”). Upon the written request of the Borrowers, the Borrowing Base Cure Period may be extended at the sole discretion of the Lender for an additional thirty (30) day period. The Borrower-Agents shall notify Lender in writing of the Borrowers’ intent to exercise the Borrowing Base Cure concurrently with the delivery of the Borrowing Base Certificate for the Applicable Month, and the right to such exercise with respect to the Specified Overadvance shall be deemed waived if such notice is not received by such date. During the Borrowing Base Cure Period no further Loans or Letters of Credit will be permitted without the consent of the Lender. If the Borrowers failure to cure such Specified Overadvance during the Borrowing Base Cure Period, an Event of Default shall be deemed to have occurred on the date the Specified Overadvance first arose, and the Lender shall have all rights and remedies available to it in respect of such Event of Default as provided in this Agreement and the other Loan Documents; however, upon the Borrowers’ satisfaction of the Borrowing Base Cure in accordance with this Section 2.1.1, no Event of Default shall be deemed to have occurred as a result of such Specified Overadvance. 2.1.2. The Borrowing Base is intended solely for monitoring purposes. Lender has the right to establish and readjust from time to time, in its Permitted Discretion, Required Reserves against the Borrowing Base or credit availability under the Revolving Loan (without duplication), which shall have the effect of reducing the amounts otherwise eligible to be disbursed to Borrowers under the Revolving Loan pursuant to this Agreement. The making of Revolving Loans, advances, and credits or the issuance of any Letter of Credit by Lender to Borrowers in excess of the above described Borrowing Base formula is for the benefit of Borrowers and does not affect the obligations of Borrowers hereunder; all such loans constitute Obligations and must be repaid by Borrowers in accordance with the terms of this Agreement and the Note. 2.1.3. Notwithstanding anything to the contrary contained herein, at its option, and without limiting any other rights or remedies, Lender may at any time make a Revolving Loan or other advances hereunder to pay or discharge any taxes, liens, rent, security interests or other encumbrances at any time levied against, impacting in any manner or placed on any of the Collateral, and may procure and make a Revolving Loan or other advance hereunder to pay any premiums on any insurance required to be carried by a Borrower, and provide for the maintenance and preservation of any of the Collateral, and otherwise take any action reasonably deemed necessary by Lender to protect its security, and all amounts expended by Lender in connection with any of the foregoing matters, including reasonable attorneys’ fees, shall be considered Obligations of Borrowers and outstanding Revolving Loans (and shall be added to Borrowers’ balance of Revolving Loans pursuant to this Agreement), and shall be secured by the Collateral. 2.2. Note. The Revolving Loan shall be payable with interest thereon as provided in and evidenced by the Note.

-29- 170746.00003/154854032v.8 2.3. Loan Documents. The Loan is made upon and subject to all of the terms and conditions contained in this Agreement, the Note, the Mortgages and in the other Loan Documents. The terms and provisions of all such Loan Documents are hereby incorporated by reference into this Agreement. 2.4. Commitment Fee. The Borrowers agree to pay to Lender, on the date hereof, the full amount of the Commitment Fee. The Commitment Fee is intended to compensate Lender for processing the Borrowers’ application for and processing of the Loan and for Lender’s commitment of funds for the Loan. The Commitment Fee shall be fully earned and non-refundable as of the Closing Date. 2.5. Unused Fee. The Borrowers agree to pay to the Lender, an unused fee (the "Unused Fee"), which shall accrue at a rate equal to one quarter of one percent (0.25%) per annum (on an annualized basis) on the average daily unused amount of the Revolving Loan Commitment during the period from and including the date on which this Loan Agreement becomes effective pursuant to Section 3 to but excluding the date on which such Revolving Loan Commitment terminates. For purposes of computing Unused Fees, the Revolving Loan Commitment shall be deemed to be used to the extent of the aggregate principal amount at such time of the outstanding Revolving Loans. The Unused Fee shall be payable quarterly in arrears on the first day of each calendar quarter (commencing on the first such date occurring after the date hereof) and on the date on which the Revolving Loan Commitment terminates. All Unused Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). 2.6. Use of Loan Proceeds. The proceeds of the Loan shall be used solely as provided for in this Agreement. 2.7. Marijuana Laws. The parties hereto hereby acknowledge and agree that the Borrowers are engaged in the regulated Cannabis industry in the Applicable States and the board of directors and officers of the respective Borrowers control the equity, or revenue of, or decisions made by, the Borrowers. All such activities are permitted only pursuant to the Regulatory Licenses. 2.8. Letters of Credit. At the request of the Borrower-Agents and upon the execution of letter of credit documentation satisfactory to the Lender, the Lender may issue letters of credit from time to time for the account of a Loan Party (each a "Letter of Credit", and collectively, “Letters of Credit”) up to the L/C Sublimit (less any already issued and outstanding Letters of Credit) under the Revolving Loan, provided that Aggregate Revolving Advances do not exceed the Maximum Revolving Credit. In the event a Letter of Credit is issued by the Lender, the Unreimbursed Amounts with respect to such Letter of Credit and the un-drawn amount of such Letter of Credit shall constitute outstanding advances for purposes of calculating credit availability under the Revolving Loan. In the event that any Letter of Credit issued by the Lender is drawn upon, in whole or in part, the Borrowers shall immediately pay or reimburse Lender for such amounts so drawn unless otherwise agreed by the Lender in its sole discretion. The Borrowers agree to pay or reimburse, as applicable, the Lender the amount required to pay each draw on any Letter of Credit in immediately available funds on demand or at the Lender’s request in advance. Any and all existing Letters of Credit issued by the Lender at Borrower’s request and

-30- 170746.00003/154854032v.8 currently outstanding, including without limitation, the Existing Letter of Credit, shall constitute a Letter of Credit subject to the Agreement. The Letters of Credit shall be on terms mutually and reasonably acceptable to the Lender and Borrowers, and no Letter of Credit shall have an expiration date later than the sooner to occur of (i) twelve (12) months from the date of issuance of the subject Letter of Credit, or (ii) the Maturity Date. In connection with the issuance of any Letter of Credit, the Loan Parties shall pay to the Lender an annual nonrefundable Letter of Credit renewal fee with respect to each Letter of Credit issued by the Lender hereunder in an amount equal to (i) one percent (1%) per annum, multiplied by (ii) the face amount of such Letter of Credit. Lender shall have the right to effectuate payment of such fees when due by charging a Deposit Account of the applicable Loan Party. In addition, each Loan Party hereby authorizes and directs the Lender, in the Lender’s sole discretion (provided, however, the Lender shall have no obligation to do so) to pay all such fees and costs as the same become due and payable and to treat the same as a Revolving Loan to the Borrowers, which shall be added to the Borrowers’ Aggregate Revolving Advances balance pursuant to this Agreement. Any and all Letter(s) of Credit, and all Obligations of the Loan Parties with respect thereto, shall at all times be secured by all of the Collateral. 3. GENERAL LOAN PROVISIONS. 3.1. Borrowing Procedures. A Borrower-Agent shall give Lender notice of each request for an Advance by means of a Request for Advance containing the information required therein and delivered (by hand or by confirmed electronic transmission) to Lender no later than three (3) Business Days prior to the day on which the Advance is desired to be funded. Advances shall have no minimum amount. Lender shall have no liability to Borrowers for any loss or damage suffered by a Borrower as a result of Lender’s honoring of any requests, execution of any instructions, authorizations or agreements or reliance on any reports communicated to it electronically and purporting to have been sent to Lender by a Borrower-Agent and Lender shall have no duty to verify the origin of any such communication or the identity or authority of the Person sending it. Subject to the terms and conditions of this Agreement (including, without limitation, the satisfaction of the conditions precedent for such Revolving Loan set forth in this Section 3), each Advance shall be made available to the Borrowers by depositing the same, in immediately available funds, in an account of a Borrower designated by a Borrower-Agent maintained with Lender at Lender’s office. Each Request for Advance shall be duly certified by an authorized officer of a Borrower-Agent. 3.2. Interest. The unpaid principal amount of the Loan shall bear interest as provided in the Note, provided that in no event shall the rate of interest specified in the Note exceed the Maximum Rate. Principal and accrued and unpaid interest on the Note shall be payable as provided in the Note and on the Maturity Date. 3.3. Termination of Revolving Loan Commitment. The Borrowers may terminate the Revolving Loan Commitment in whole at any time and from time to time prior to the Maturity Date upon not less than five (5) Business Days prior written notice to the Lender, specifying the termination and the intended date of the same. Any termination of the Revolving Loan Commitment in full shall be accompanied by the Payment in Full of all Obligations. In addition, any termination of the Revolving Loan Commitment prior to the Maturity Date (whether

-31- 170746.00003/154854032v.8 voluntarily terminated by Borrowers or terminated by the Lender during the continuance of an Event of Default) shall be accompanied by an early termination fee in the amount of SEVEN HUNDRED AND FIFTY THOUSAND AND 00/100 DOLLARS ($750,000.00) (the “Early Termination Fee”); provided, that notwithstanding anything to the contrary herein, in the event that the Initial Maturity Date is extended beyond October 10, 2026, the Early Termination Fee shall not be due and payable if the Revolving Loan Commitment is terminated within the twelve (12) month period immediately prior to the Maturity Date. 3.4. [Reserved.]. 3.5. Conditions of Lending. 3.5.1. Initial Loans. The willingness of Lender to consider making the initial Loan hereunder shall be subject to the condition precedent that Lender shall have received all of the following, each in form and substance satisfactory to Lender: (a) The Loan Documents, each duly executed by each Borrower and the other Loan Parties party thereto; (b) A pro forma date down endorsement to the Title Policy for each Mortgaged Property containing no additional exceptions from coverage not acceptable to Lender, other than the Permitted Exceptions; (c) A current Survey for each Mortgaged Property; provided, that, the Lender acknowledges that the Survey with respect to each Mortgaged Property delivered to the Lender by the Loan Parties on or before the Original Closing Date satisfies the requirements set forth in this clause (c); (d) A written opinion of Borrowers’ and Guarantors’ Counsel, opining as to (i) the legal existence and due authority of the Loan Parties, (ii) the execution and delivery of the Loan Documents, (iii) the enforceability of the Loan Documents against the Loan Parties; (iv) perfection of Lender’s security interest in the Collateral, and, and (v) such other and further legal matters as Lender may reasonably require; (e) Evidence that applicable Borrower has met the insurance requirements of Lender identified herein, in the Mortgages and in the Security Agreement; (f) Evidence satisfactory to Lender in all respects that the Loan and the transactions contemplated by this Agreement and the other Loan Documents have been duly authorized by all requisite limited liability company, partnership or corporate actions on behalf of the Loan Parties; (g) For each Loan Party (and their respective managers and members which are not individuals): (i) a copy of its Certificate of Organization or Articles of Organization and all amendments to the same duly certified by the Secretary of State of such Person’s state of formation; (ii) certificates of legal existence and good standing duly issued by the Secretary of State of such Person’s state of

-32- 170746.00003/154854032v.8 formation; and (iii) a certificate of its manager or sole member or director or officer, certifying attached copies of (x) its Certificate of Organization or Articles of Organization and all amendments to the same, its Operating Agreement or by-laws or partnership agreements and all amendments to the same, and (y) resolutions of its board of directors, shareholders, manager or sole member authorizing it to take the actions required to effectuate the transactions contemplated by this Agreement and the other Loan Documents; provided that, in lieu of clause (x) such certificate may certify that since the delivery by the applicable Loan Party of a certificate of manager, sole member, director or officer, as applicable, of such Person on the Original Closing Date, there have been no changes to such agreements or documents; (h) An Approved Appraisal which provides for the “as-is” fair market aggregate value of the Mortgaged Properties such that the Loan to Value Ratio with respect to the portion of the Loan advanced under clause (a) of the Borrowing Base is not greater than eighty percent (80%) of the aggregate “as-is” fair market of the Mortgaged Properties, without any value having been provided with respect to the Cannabis use of the Mortgaged Properties; (i) A copy of the Environmental Reports, together with a reliance letter for each Environmental Report running in favor of Lender (if required by Lender), in form and substance acceptable to Lender indicating no presence or threat of release of Hazardous Materials in violation of any Applicable Laws; provided, that, the Lender acknowledges that the Environmental Reports delivered to the Lender by the Loan Parties prior to the Original Closing Date satisfies the requirements set forth in this clause (i); (j) A valuation of the Loan Parties in form and substance satisfactory to the Lender from a third-party acceptable to the Lender who is experienced in valuing cannabis-related businesses; (k) To the extent required by the Lender or Title Company, evidence reasonably satisfactory to Lender that all utility services necessary for the Permitted Uses (including without limitation electric, gas, telephone, water, storm water, and sewer service) are available at the lot line of each Mortgaged Property abutting a public way or by means of easements of record therefor, subject to no superior encumbrances on the servient estate(s); (l) To the extent required by the Lender or Title Company, a municipal lien certificate and water and sewer certificate (or such other evidence of payment satisfactory to Lender in its commercially reasonable judgment, with respect to taxes, water and sewer) for each Mortgaged Property issued by the applicable town or city in which each Mortgaged Property is located, evidencing the amount of real estate taxes and water and sewer payments outstanding as of the date of such municipal lien certificate and water and sewer certificate, respectively;

-33- 170746.00003/154854032v.8 (m) Evidence satisfactory to Lender that (i) there is not pending against any Loan Party, any petition in bankruptcy, whether voluntary or involuntary, an assignment for the benefit of creditors or any other proceeding pursuant to any federal or state bankruptcy insolvency laws, and (ii) there is not pending or, to Borrowers’ knowledge, threatened against any Mortgaged Property or any other collateral for the Loan any condemnation or other action for the taking of any portion thereof; (n) UCC, Bankruptcy, Federal and State Tax and/or Judgment/Litigation Liens searches for the Loan Parties, all in such locations as Lender shall determine to be appropriate showing no Liens affecting any Collateral, except for Permitted Encumbrances; (B) searches evidencing that the Loan Parties are not affected by any state or federal tax Lien, are not the subject of any federal or state judgment, are not involved in any litigation in any federal or state court, and are not the subject to a petition in bankruptcy under the Bankruptcy Code; (o) Copies of the Loan Parties’ financial statements reasonably satisfactory to Lender; (p) Evidence satisfactory to Lender confirming that none of the buildings or other structural improvements located or to be located on any Mortgaged Property is included in a special flood hazard area as designated by the Federal Emergency Management Agency on its Flood Hazard Boundary Map and Flood Insurance Rate Maps, and the Department of Housing and Urban Development, Federal Insurance Administration, Special Flood Hazard Area Maps; (q) W-9 Forms for each Loan Party; (r) Evidence satisfactory to Lender confirming that no loans to equity holders of the Borrowers are outstanding; (s) Evidence that (A) the Borrowers have established with the Lender and funded the New Deposit Accounts, and (B) the Loan Parties have established a Cash Management Services with the Lender with respect to the New Deposit Accounts on terms and conditions acceptable to the Lender; (t) A certificate of a duly authorized officer of a Borrower-Agent, that the Borrowers and the initial Advance contemplated hereby are in full compliance with the terms of Section 3.5.2, together with a completed Borrowing Base Certificate evidencing sufficient availability for the Revolving Loan to be made on the Closing Date, including a Loan to Value Ratio equal to or less than eighty percent (80%); (u) Evidence satisfactory to Lender that the Loan Parties have delivered Collateral Access Agreements and Collateral Assignments of Leases to each landlord or bailee of the real property locations set forth on Exhibit E hereto; (v) A limited scope field exam with respect to the Property and business of the Loan Parties, in form and substance acceptable to Lender;

-34- 170746.00003/154854032v.8 (w) A Reaffirmation and Amendment to Intercreditor Agreement, duly executed by Odyssey Trust Company and each of the Loan Parties party thereto; and (x) Such other items that Lender may reasonably require. 3.5.2 All Loans and Letters of Credit. The agreement of Lender to make any Advance or issue any Letter of Credit requested to be made on any date (including the initial Advance), is subject to the approval of the Lender in its sole discretion and the satisfaction of the following conditions precedent as of the date such Advance is made and requested or such Letter of Credit is requested and issued: (a) the representations and warranties contained in Section 4 hereof are correct in all material respects (except to the extent such representations and warranties are qualified by materiality or Material Adverse Effect, in which case they shall be correct in all respects) on and as of the date of such Loan, as though made on and as of such date, except to the extent that such representations and warranties relate solely to an earlier date in which case they shall be true and correct in all material respects as of such earlier date; (b) no event has occurred and is continuing, or would result from such Loan which constitutes an Event of Default or which, with notice or the passage of time or both, would constitute an Event of Default; (c) the requested Loans or Letter of Credit shall only be used for the purposes permitted under Section 7.21 and no other purposes; (d) Lender shall have received the most recent financial statements, certificates, reports, notices and other information required to be delivered pursuant to Section 7.2; (e) the Mortgaged Properties and other Collateral remain (i) subject to a perfected first priority security interest in favor of Lender and (ii) operational; and (f) with respect to any Advance, Lender shall have received a Request for Advance in accordance with the requirements hereof, and with respect to the issuance of any Letter of Credit, Lender shall have received executed letter of credit documentation satisfactory to Lender in accordance with Section 2.8. Each request for an Advance or Letter of Credit by Borrowers hereunder shall constitute a representation and warranty by each Borrower as of the date of such request and the making of such Advance or issuance of such Letter of Credit, as applicable, that the conditions contained in this Section 3.5.2 shall have been satisfied. 3.6. Payments by the Borrowers

-35- 170746.00003/154854032v.8 (a) All payments (including prepayments) made by the Borrowers on account of principal, interest, fees and other amounts required hereunder, shall be made without set-off, recoupment, counterclaim, or deduction of any kind, and shall, except as otherwise expressly provided herein, be made to the Lender (for the ratable account of the Persons entitled thereto) at the address for payment specified in the signature page hereof in relation to the Lender (or such other address as the Lender may from time to time specify in accordance with Section 11.11), and shall be made in Dollars, in cash, no later than 2:00 p.m. (Eastern time) on the date due. Any payment which is received by the Lender later than 2:00 p.m. (Eastern time) may, in the Lender’s discretion, be deemed to have been received on the immediately succeeding Business Day and any applicable interest or fee shall continue to accrue. (b) If any payment hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made, and shall be deemed to be due, on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or fees, as the case may be. (c) Any payments received by Lender in respect of any Obligations (notwithstanding Sections 3.3 and 3.4, which payments shall be applied as set forth in such Sections 3.3 and 3.4, as applicable) shall be applied to the Obligations as set forth in Section 16 of the Note. (d) Upon the occurrence of the Maturity Date or upon such earlier date as may be required by the Lender after the occurrence and during the continuance of an Event of Default in accordance with Section 9, the Borrowers shall pay to the Lender the entire then unpaid balance of principal, interest, and other charges due under the Note, this Agreement, and the other Loan Documents, including, without limitation all of the Lender’s outstanding costs and expenses required to be paid by the Loan Parties under this Agreement and any other Loan Document. 3.7. Extension Option. (a) Borrowers may by written notice (an “Extension Notice”) to the Lender delivered no later than ninety (90) days prior to the Initial Maturity Date request an extension of the Initial Maturity Date to the Extension Maturity Date (the “Extension Option”). (b) The following shall be conditions precedent to the effectiveness of an extension of the Initial Maturity Date as set forth in this Section 3.7 (the “Extension”): (i) no material Event of Default shall have occurred since the Closing Date, nor shall any material Event of Default have occurred and be continuing immediately prior to and immediately after giving effect to such Extension, (ii) the Extension shall have been approved by Lender in its sole discretion in accordance with its lending and underwriting policy, which decision shall be made prior to the Initial Maturity Date, and (iii) Borrowers shall have paid to Lender the Extension Fee. For the avoidance of doubt, (y) the terms of the Loan following the Extension thereof shall be substantially identical to the terms set forth herein, and (z) the provisions of this Section 3.7 shall not constitute a “commitment” to extend the Initial Maturity Date. Further, Borrowers shall be responsible for any and all costs and expenses of the Lender incurred in connection with the Extension.

-36- 170746.00003/154854032v.8 3.8. Lender’s Fees and Service Charges. Lender acknowledges and agrees that the fees and services charges (collectively the “Lender’s Fees”) imposed on the Parent, Borrowers, Guarantors and Limited Guarantors under any of the Loan Documents shall be commensurate with the Lender Fees imposed by the Lender on similarly situated and sized customers who maintain similarly-sized credit facilities and levels of deposits with the Lender. 4. REPRESENTATIONS AND WARRANTIES Each Loan Party hereby represents and warrants to Lender that: 4.1. Organization and Existence; Tax Filings and Authority. (i) Curaleaf FL, Curaleaf MD, MD Compassionate Care, Curaleaf Columbia, MI Heath and Curaleaf Cuyahoga are each a limited liability company, duly organized and validly existing under the laws of the State of Florida and Maryland, as applicable; (ii) Curaleaf OGT, Curaleaf Newark and Focused Employer are each corporations duly incorporated and validly existing under the laws of the State of Delaware and Ohio, as applicable; (iii) each Borrower has filed or caused to be filed by all Persons responsible for filing the same on account of the income earned it, all federal and state income and excise tax filings which are due as of the date hereof, and such returns are accurate in all material respects, and all taxes due and payable have been paid and no federal or state tax Liens have been filed or recorded against such Borrower, and, to the Borrowers’ knowledge, no event has occurred which could result in the filing or recording of such a tax Lien; and (iv) each Loan Party has all requisite power and authority and legal right to own and operate its properties, to carry on its operations as conducted and proposed to be conducted. 4.2. Authorization. The execution, delivery and performance by each Loan Party of this Agreement and all of the other Loan Documents to which it is a party, (a) have been duly authorized by all necessary action on the part of such Loan Party and do not contravene any provisions of the organizational documents of such Loan Party, and (b) do not contravene any governmental restriction or contractual restriction binding upon such Loan Party. 4.3. Binding Agreement. This Agreement and all of the other Loan Documents to which each Loan Party is a party constitute legal, valid and binding obligations of such Loan Party, which are enforceable against such Loan Party, in accordance with their respective terms (except in each case as limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at laws), and all representations and warranties contained in the Loan Documents by each Loan Party are true and accurate in all material respects on the date hereof. Neither the execution and delivery of any such Loan Documents by a Loan Party nor compliance with the terms, conditions and provisions thereof by a Loan Party will conflict with or result in a breach of any restriction, agreement or instrument to any Loan Party is now a party or by which any Loan Party is bound, or constitute a default under any of the foregoing, or result in the creation or imposition of any Lien, encumbrance or charge of any nature whatsoever (except only such matters as are created pursuant to the Loan Documents) upon any of the properties or assets of any Loan Party. 4.4. Financial Statements. The Loan Parties have furnished (or caused to be furnished) Lender with current financial statements of the Loan Parties, including without limitation the

-37- 170746.00003/154854032v.8 financial information described in Schedule 4.4 attached hereto (together, the “Financial Statements”). All of the Financial Statements, including in each case any explanatory notes thereto, are fairly presented; have been prepared using the same financial standards consistently maintained and applied throughout the periods covered thereby (except as may be noted therein) (to the extent applicable) and have been presented in the same format as used in the Financial Statements previously delivered; and fairly present in all material respects the financial condition of the Loan Parties, and as applicable, the results of the operations of the Loan Parties, for the respective periods thereof; and there has been no Material Adverse Effect with respect to any Loan Party since the date of the Financial Statements. 4.5. Tax Liabilities; Contingent Obligations. No Loan Party: (a) has any material liability for taxes, material Contingent Obligations or liabilities or long-term commitments which are not shown in the balance sheets included in the Financial Statements or noted therein; and (b) as of the Closing Date, has made or filed (or caused to be made or filed by all Persons responsible for reporting the income of the Loan Parties) all federal and state income and all other tax returns, reports and declarations required by the jurisdiction(s) to which such Loan Party is subject and has paid all taxes on other governmental assessments and charges shown or determined to be done on such returns, reports and declarations. 4.6. Leases. 4.6.1. As of the Closing Date, there are no leases with respect to any Mortgaged Property other than those set forth on Schedule 4.6.1. 4.6.2. With respect to real properties leased by a Borrower or Primary Guarantor, such Borrower or Primary Guarantor has indefeasible title to the leasehold estate with respect thereto, pursuant to valid and enforceable leases, free and clear of all Liens encumbering such Person’s leasehold interest, except minor irregularities in title which do not materially interfere with the occupation, use and enjoyment by such Person of any of its leased properties in the Ordinary Course of Business or do not materially impair the value thereof for such business. Schedule 4.6.2 accurately contains a list of all real properties owned or leased by any Borrower or Primary Guarantor, which schedule includes the municipal address of each such property, the name of the landlord, and the expiration of the lease. No Property of any Loan Party is located at 4301 W. Buckeye Road, Phoenix, AZ 85043. 4.7. Litigation; Outstanding Orders. Other than the litigation matters set forth in Schedule 4.7, there are no actions, suits, proceedings or investigations pending or, to the knowledge of the Loan Parties threatened, against any Loan Party or affecting any Mortgaged Property, in any court, before any other tribunal or any federal, state, municipal or other Governmental Authority, which would, if adversely determined, materially and adversely affect in any way (a) the business, properties or condition (financial or otherwise) of any Loan Party, (b) the validity or priority of the Mortgages or other security interests granted to Lender to secure the Loan, (c) the effectiveness of the Obligations, or (d) the ability of any Borrower to operate the Mortgaged Property owned by it, as applicable, as a Marijuana Establishment. No Loan Party is in default with respect to any order of any Governmental Authority. The execution, delivery and performance of this Agreement and each of the Loan Documents by each Loan Party will not

-38- 170746.00003/154854032v.8 constitute a default of, or contravene, any order, writ, injunction, decree, ruling or judgment of any Governmental Authority, other than possible violation of U.S. Federal Cannabis Laws, provided that no Loan Party is aware of any actual investigations, actions or threatened suits or actions under such laws. 4.8. Financially Responsible. Each Loan Party is solvent, is not bankrupt, has not committed any acts of bankruptcy, and there are no outstanding Liens, suits, garnishments, bankruptcies or court actions against any Loan Party which could reasonably be expected to render such Loan Party insolvent or bankrupt. 4.9. Consents. No registration with, consent or approval of, notice to, or other action by, any Governmental Authority is required for any Loan Party’s execution, delivery, or performance of the Loan Documents or the enforceability thereof, or, if so required, such registration has been made, such consent or approval has been obtained, such notice has been given, or such other appropriate action has been taken. 4.10. Prohibitions. No Loan Party is a party to any agreement, contract or undertaking of any kind or nature which prohibits such Loan Party from executing any of the Loan Documents, or from taking any of the actions required thereunder. 4.11. Default. No Borrower or Primary Guarantor is in default (beyond any applicable notice and cure periods) of any loan or other monetary obligation to Lender or to any other Person. 4.12. Information Provided to Lender. All information submitted to Lender by the Loan Parties in connection with the Loan is true and correct in all material respects and does not omit to state any fact that would be necessary to make the information submitted not materially misleading. Each Loan Party acknowledges and agrees that any representations, warranties and covenants made to Lender in any documented instrument delivered in connection with the Loan have been, and shall be deemed to have been, relied upon by Lender and shall survive the closing until the Payment in Full of the Loan regardless of any investigation made by Lender or on its behalf. 4.13. Violations. No Borrower or Primary Guarantor has received a citation for violating, and, to the Borrowers’ knowledge, no Mortgaged Property has been issued a notice of violation of, any Applicable Laws which could reasonably be expected to prevent the use and occupancy of such Mortgaged Property for the applicable Permitted Use. 4.14. Damage. No part of any Mortgaged Property has been damaged by fire or other casualty, and there is no condemnation proceeding pending or, to the Borrowers’ knowledge, contemplated respecting any Mortgaged Property. 4.15. Applicable Laws; Required Permits and Approvals. Each of the Loan Parties is in compliance in all material respects with the requirements of all Applicable Laws. Each Mortgaged Property complies in all material respects with all Applicable Laws. Each of Curaleaf FL, MD Compassionate Care, and Curaleaf OGT has obtained (or has caused to be obtained) all Required Permits and Approvals required for the operation of each Mortgaged Property in conformance with the Permitted Use and all such Required Permits and Approvals are in full force

-39- 170746.00003/154854032v.8 and effect and all appeal periods permitting the challenge of the issuance of such Required Permits and Approvals have expired. 4.16. Insurance. Each Loan Party, as applicable, will keep the Collateral insured with the types of coverage and in the amounts required under the Mortgages. In addition, each Loan Party shall (i) keep all tangible personal property owned by such Loan Party and kept or used for such Loan Party’s business fully insured against damage, casualty, fire, lightning, and extended coverage perils and against such other risks, in an amount equal to the aggregate full insurable value thereof; and (ii) maintain a general liability insurance policy covering injury to person or property on terms and conditions and with insurers reasonably acceptable to the Lender. Each Loan Party shall also maintain such other insurance (including, without limitation, business interruption insurance) in at least such amounts, with at least such limitations on deductibles, with respect to such casualties, liabilities and other risks as are usually insured against in the same general area by prudent companies of similar size engaged in the same or a similar business as such Loan Party, and shall furnish to the Lender, upon written request, full information as to the insurance carried. The Lender shall be named as additional insured and lender loss payable on each policy of property insurance and as additional insured on each policy of liability insurance, business interruption and credit insurance maintained by the Loan Parties. Each Loan Party shall maintain such insurance with responsible and reputable insurance companies or associations licensed to do business in the states or jurisdictions where such Loan Party conducts its business, as applicable, having ratings of “A” or better in “Best’s Insurance Reports” and reasonably satisfactory to the Lender and in such amounts and covering such risks as shall be satisfactory to the Lender from time to time, but in any event in amounts sufficient to prevent any Loan Party from becoming a co-insurer. Each policy of insurance shall provide that the interest of the Lender shall not be affected by any breach or violation by the insured thereunder and shall provide at least thirty (30) days’ written notice to the Lender prior to any cancellations or modifications. If any Loan Party fails to maintain the insurance required hereunder, or if any policy is canceled, reduced, or not required, the Lender may, but shall not be obligated to, obtain such insurance and pay the premiums therefor, and the cost thereof shall constitute a Loan, shall be considered an Obligation, and shall be secured hereby. Each Loan Party hereby appoints the Lender as attorney for such Loan Party in obtaining, adjusting, settling and canceling such insurance and endorsing any drafts. As further assurance for the payment and performance of the Obligations, each Loan Party hereby assigns to the Lender all sums, including returns of unearned premiums, which may become payable under any policy of insurance on the Collateral, and each such Loan Party hereby directs each insurance company issuing any such policy to make payment of such sums directly to the Lender for application by the Lender to the Obligations. The Loan Parties have paid (or have caused to be paid) all premiums due as of the date hereof with respect to such insurance coverage. No Loan Party has received any notices from any insurer or its agents requiring the performance of any work with respect to any Mortgaged Property or threatening to cancel any policy of insurance, and each Mortgaged Property complies, and will comply, with the requirements of all insurance carriers. 4.17. Title. (i) Curaleaf FL is the fee owner and sole holder of the legal and equitable title to the FL Mortgaged Property and related assets located thereon, (ii) Curaleaf OGT is the fee owner and sole holder of the legal and equitable title to the OH Mortgaged Property and related assets located thereon, (iii) MD Compassionate Care is the fee owner and sole holder of the legal and equitable title to the MD Mortgaged Property and related assets located thereon, and (iv) Loan

-40- 170746.00003/154854032v.8 Parties, individually or collectively, are the fee owner and sole holder of the legal and equitable title to and of the other Collateral which is intended to be given as security for the Loan, in each case, subject to no rights of others except for Permitted Encumbrances. No railroad company has held, at any time, a fee, easement, or right of way interest in any portion of any Mortgaged Property. 4.18. No Broker/Finder. No Loan Party has dealt with any broker or finder in connection with procuring the Loan, and each Loan Party shall defend, indemnify and hold Lender harmless from and against any claim by any broker or finder for a commission or other payment owed in connection with the Loan. 4.19. Not a Holding Company. No Loan Party is a “holding company” or a “subsidiary company” of a “holding company” or an “affiliate” of a “holding company,” as such terms are defined in the Public Utility Holding Company Act of 1935, nor is it an “investment company” or an “affiliated company” or a “principal underwriter” of an “investment company” as such terms are defined in the Investment Company Act of 1940. 4.20. No Margin Stock. No Loan Party owns or has any present intention of acquiring any “margin stock” within the meaning of Regulation U (12 CFR Part 221) of the Board of Governors of the Federal Reserve System (herein called “margin stock”). None of the proceeds of the Loan or any Letter of Credit will be used, directly or indirectly, for the purpose of purchasing or carrying, or for the purpose of reducing or retiring any Indebtedness which was originally incurred to purchase or carry, any margin stock or for any other purpose which might constitute the transactions contemplated hereby a “purpose credit” within the meaning of said Regulation U, or cause this Agreement to violate Regulation U, Regulation T, Regulation X, or any other regulation of the Board of Governors of the Federal Reserve System or the Securities Exchange Act of 1934, as amended. If requested by Lender, the Loan Parties will promptly furnish Lender with a statement in conformity with the requirements of Federal Reserve Form U-l referred to in said Regulation U. 4.21. ERISA. None of the assets of any Loan Party are assets of a plan currently subject to regulation under the Employee Retirement Income Security Act of 1974. 4.22. Environmental Reports. No Loan Party has any knowledge that any material information contained in the Environmental Reports is inaccurate or misleading. 4.23. Anti-Terrorism Laws. (a) None of any Loan Party, any Person who Controls a Loan Party, or any Person who owns at least a twenty percent (20%) direct or indirect ownership interest in a Loan Party (a “20% Member”), is or will be in violation of any Anti- Terrorism Law. (b) None of any Loan Party, any Person who Controls a Loan Party, or any 20% Member is or will be a Prohibited Person. (c) None of any Loan Party, any Person who Controls a Loan Party, or any 20% Member is or will (i) knowingly conduct any business or engage in any

-41- 170746.00003/154854032v.8 transaction or dealing with any Prohibited Person, including the making or receiving any contribution of funds, goods or services to or for the benefit of any Prohibited Person; (ii) knowingly deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224; or (iii) intentionally engage in or conspire to engage in any transaction that evades or avoids, or has the purpose or intent of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti- Terrorism Law. (d) Each Loan Party covenants and agrees to deliver to Lender any certification or other evidence requested from time to time by Lender, in its reasonable discretion, confirming the Loan Parties’’ compliance with this Section. (e) Each Loan Party has established reasonable and appropriate policies and procedures designed to prevent and detect money laundering, including processes to meet all applicable anti-money laundering requirements of the USA Patriot Act. 4.24. Marijuana Laws. No Loan Party has suspended operations due to regulatory non- compliance or a violation of Applicable Marijuana Laws. No Loan Party has received, any individual fines or sanctions pursuant to any Applicable Marijuana Laws. The Loan Parties will promptly notify Lender in writing of all written communications to and from applicable Governmental Authorities, including, without limitation, Cannabis Authorities, regarding notice of enforcement proceedings, complaints, results of inspections or otherwise relating to the compliance, non-compliance, or status of any Regulatory License held by any Loan Party. 4.25. Labor Matters. No Loan Party is subject to any labor or collective bargaining agreement. There are no existing or threatened strikes, lockouts or other labor disputes involving any Loan Party that singly or in the aggregate could reasonably be expected to have a Material Adverse Effect. 5. INTENTIONALLY DELETED 6. NEGATIVE COVENANTS Without the prior written consent of Lender (acting in its sole discretion unless otherwise specifically provided herein), so long as this Agreement is in effect, each Loan Party agrees as follows: 6.1. Merger, Consolidations, or Acquisitions; Subsidiaries. (a) No Loan Party shall (i) Merge, amalgamate or consolidate with or into any Person, (ii) cause or permit any sale, transfer, change in ownership, or redemption of such Person’s Equity Securities, (iii) acquire all or substantially all of the assets or Equity Securities of any other Person, or (iv) cease to be a Special Purpose Entity; provided, that:

-42- 170746.00003/154854032v.8 (i) without the prior written consent of the Lender, so long as (I) the Lender maintains a perfected first priority security interest in the Collateral, and (II) the Loan Parties use commercially reasonable efforts to provide Lender with at least fourteen (14) days’ advance written notice thereof, but in any event, provide Lender with written notice thereof no later than seven (7) days after consummation of such transaction, (a) any Subsidiary of a Borrower or Primary Guarantor that is a Loan Party may merge into or amalgamate with a Borrower or Primary Guarantor in a transaction in which such Borrower or Primary Guarantor is the surviving Person, (b) any Loan Party (other than a Borrower, Primary Guarantor or Parent) may merge into or amalgamate with any other Loan Party in a transaction in which the surviving entity is a Loan Party, and (c) any Subsidiary that is not a Loan Party may merge into or amalgamate with a Loan Party, so long as the Loan Party is the survivor of such merger or amalgamation); (ii) No Borrower or Primary Guarantor may merge into or amalgamate with any other Loan Party in a transaction in which the surviving entity is such other Loan Party without (a) giving Lender at least fourteen (14) days’ advance written notice thereof, and (b) such surviving Loan Party executing and delivering to the Lender a joinder to this Agreement and such other Loan Documents reasonably necessary to join such surviving Loan Party as either a Borrower (if a Borrower merged into and with such Loan Party) or a Primary Guarantor (if a Primary Guarantor merged into and with such Loan Party), in each case, in form and substance satisfactory to Lender, and any such surviving Loan Party taking all actions reasonably required by Lender to maintain Lender’s perfected first priority security interest in the Collateral; (iii) notwithstanding anything to the contrary in this Agreement, without prior notice to or written consent from the Lender, the Parent (but not any other Loan Party) shall be permitted to issue, sell, transfer and redeem Equity Securities in the Parent or issue Indebtedness instruments in which Parent is the obligor, provided that such issuance, sale, transfer or redemption of Equity Securities and/or issuance of Indebtedness instrument does not impair or otherwise affect the Lender’s first priority security interest in the Collateral; (iv) notwithstanding anything to the contrary in this Agreement, without prior written consent from the Lender, a Loan Party (other than Parent) may acquire the Property (other than Equity Securities, which are subject to Section 6.1(b) below) of another Person that is not a Loan Party, provided that (a) such Loan Party utilizes its own capital or assets to do so, (b) the acquired Property is owned by the Loan Party and subject to Lender’s first priority security interest, and (c) the Loan Parties provide Lender with at least fourteen (14) days’ advance written notice thereof and execute and deliver to Lender any such Loan Documents reasonably requested by Lender to grant and perfect a first priority Lien in favor of Lender on such Property, in each case, in form and substance satisfactory to Lender; and (v) notwithstanding anything to the contrary in this Agreement, a Loan Party (other than Parent) may acquire the Property (other than Equity Securities,

-43- 170746.00003/154854032v.8 which are subject to Section 6.1(b) below) of another Person that is not a Loan Party, by incurring Indebtedness to finance such transaction, so long as (a) Lender shall have provided its prior written consent to such transaction, (b) any such Indebtedness is Subordinate Debt and subject to Subordination Agreements and Intercreditor Agreements in favor of Lender, (c) the acquired Property is owned by the Loan Party and subject to Lender’s first priority security interest, and (d) the Loan Parties execute and deliver to Lender any such Loan Documents reasonably requested by Lender to grant and perfect a first priority Lien in favor of Lender on such Property, in each case, in form and substance satisfactory to Lender. (vi) notwithstanding anything to the contrary in this Agreement, Curaleaf OGT and Curaleaf, Inc. may enter into the Riviera Creek Transaction Documents and consummate the Riviera Creek Transaction, so long as (i) Curaleaf OGT and Curaleaf promptly furnish to Lender a true, complete, and accurate copy of any amendments or modifications to the Riviera Creek Transaction Documents effected after the Closing Date; (ii) Lender shall have provided its prior written consent to any amendments or modifications to the Riviera Creek Transaction Documents which have or would reasonably be expected to increase the amount of the loans made by Curaleaf OGT or Curaleaf, Inc. thereunder, or have a Material Adverse Effect on (x) the Loan Parties’ ability to perform and/or pay their obligations (including the Obligations) in the Ordinary Course of Business as they become due, or (y) the Collateral or Lender’s security interest in the Collateral, (iii) promptly following the execution of the Riviera Creek Transaction Documents by the parties thereto, Curaleaf OGT and Curaleaf, Inc. shall execute and deliver collateral assignments of the Riviera Creek Transaction Documents in favor of Lender and such other documents and instruments as shall be reasonably requested by Lender, and deliver physical possession of each promissory note or instrument to Lender, together with relevant documents of transfer as shall be reasonably requested by Lender, and shall do such other acts or things reasonably deemed necessary or desirable by Lender in its reasonable business judgment to protect Lender’s security interest therein, and (iv) within fourteen (14) days prior to the closing of each of the loan and purchase transactions contemplated by the Riviera Creek Transaction, Curaleaf OGT and Curaleaf, Inc. shall notify the Lender in writing thereof. (b) No Loan Party (other than Parent) shall own or create, directly or indirectly, any new Subsidiary without (a) giving Lender at least fourteen (14) days’ advance written notice thereof reasonably describing therein the nature of such new Subsidiary, (b) upon the request of Lender, the Loan Parties and any such new Subsidiary taking all actions reasonably required by Lender to pledge the equity of such new Subsidiary to Lender under the Pledge Agreement or any other Loan Document (as applicable), (c) upon the request of Lender, such new Subsidiary executing and delivering to the Lender a joinder to this Agreement, the Guaranty, and Security Agreement and such other Loan Documents reasonably necessary to join such new Subsidiary as a Loan Party to the Loan Documents and grant and perfect a first priority Lien in favor of Lender on the Property of such new Subsidiary, in each case, in form and substance satisfactory to Lender, and (d) paying any and all reasonable fees and costs of Lender (including, without limitation,

-44- 170746.00003/154854032v.8 reasonable attorneys’ fees and costs) in connection therewith. If delivery of any new or additional Collateral is required pursuant to the immediately preceding sentence, the Loan Parties shall, at all times prior to such delivery, hold all such Collateral separate and apart from its other property and in express trust for Lender. Without the prior notice to or written consent from the Lender, the Parent may own or create, directly or indirectly, any new Subsidiary in accordance with the agreements, terms and conditions under the Indenture as in effect as of the Closing Date (or any analogous provisions under any Refinanced Indenture; provided, that, such provisions are not less restrictive than those in the Indenture as in effect as of the Closing Date) and otherwise in accordance with the terms and conditions hereof. 6.2. Other Indebtedness. No Borrower or Guarantor (other than Parent) shall incur, create, issue, assume, guarantee, modify, amend, restructure, pay, pre-pay, or permit to exist any Indebtedness for borrowed money or for the purchase of property or assets except for: (a) the Obligations; (b) Indebtedness existing on the Closing Date and set forth in Schedule 6.2; (c) Capital Lease Obligations, Purchase Money Obligations or other Indebtedness, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, development or improvement of property, plant or equipment used in the business of the Borrowers or any Primary Guarantor, including all Permitted Refinancing Indebtedness that is incurred to refund, refinance or replace any Indebtedness that is incurred pursuant to this clause (c), in an aggregate principal amount at any time outstanding not to exceed FIFTY MILLION AND 00/100 DOLLARS ($50,000,000.00); (d) current trade payables extended to a Loan Party (other than Parent) on customary terms and incurred in the Ordinary Course of Business; (e) Indebtedness owed to any person providing workers' compensation, health, disability or other employee benefits or property, casualty or liability insurance, pursuant to reimbursement or indemnification obligations to such person, in each case incurred in the Ordinary Course of Business; (f) Endorsements for collection or deposit in the Ordinary Course of Business; (g) Contingent Obligations arising under indemnity agreements to title insurers to cause such title insurers to issue to the title insurance policies; (h) Contingent Obligations arising under guarantees made in the Ordinary Course of Business of obligations of a Loan Party, which obligations are not prohibited hereunder; provided that if such obligation is subordinated to the Obligations, such guarantee shall be subordinated to the same extent; (i) Subordinated Debt; (j) Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the Ordinary Course of Business and guarantees of payment; provided that, upon

-45- 170746.00003/154854032v.8 the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within one year following such drawing or incurrence; (k) any indemnification obligation, adjustment of purchase price or similar obligation incurred in connection with the consummation of one or more acquisitions permitted by the terms hereof; (l) Indebtedness representing deferred compensation to directors, officers, members of management or employees (in their capacities as such) of any Borrower or Primary Guarantor and incurred in the Ordinary Course of Business; (m) Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) that was permitted by this Agreement under Sections 6.2(b), 6.2(c), or 6.2(j) hereof; (n) Indebtedness under one or more commercial credit facilities with commercial banks, providing for revolving credit loans (excluding the Obligations), in an aggregate principal amount (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of any Loan Party thereunder) that, at the time of and after giving effect to the incurrence of such Indebtedness and all other incurrences of Indebtedness made under this clause (n) since the Original Closing Date and which remain outstanding, does not exceed ONE HUNDRED MILLION AND 00/100 DOLLARS ($100,000,000.00); provided that (i) any such Indebtedness under this clause (n) shall be subject to a Subordination Agreement, (ii) no Event of Default exists or would occur and be continuing after giving effect to any such Indebtedness, and (iii) the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Obligations, as may be amended, restated, modified, renewed, refinanced or replaced in whole or in part from time to time; (o) Permitted Intercompany Indebtedness; and (p) unsecured Indebtedness for borrowed money or for the purchase of property or assets, if at the time such Indebtedness is incurred (i) no Event of Default exists or would occur and be continuing after giving effect to any such Indebtedness, (ii) no Default or Event of Default (each as defined in the Indenture) under Section 6.10(a) and (b) of the Indenture (or any analogous provisions under any Refinanced Indenture; provided, that, such provisions are not less restrictive than those in the Indenture as in effect as of the Closing Date), exists or would occur and be continuing under the Indenture after giving effect to any such Indebtedness, (iii) the Loan Party borrowing funds is solvent, and (iv) all assets purchased are subject to and encumbered by the Lender’s security interest. 6.3. Liens, Security Interests, Etc. No Loan Party shall pledge, mortgage or otherwise encumber or subject to, or permit to exist upon or be subject to, any Lien on any Mortgaged Property or the ownership interests in any Loan Party or any Property at any time owned by any Loan Party or acquire or agree to acquire any Property subject to any Lien, in each case, except for Permitted Encumbrances.

-46- 170746.00003/154854032v.8 6.4. Loans; Investments. No Borrower or Primary Guarantor shall make any loan or advance to any Person or make any investment in any Person (including, without limitation, the Borrowers’ or Primary Guarantors’ officers, equity holders, shareholders, Subsidiaries, or Affiliates), except for (i) endorsement of negotiable instruments for deposit or collection in the Ordinary Course of Business, (ii) customary advances for reimbursable employee business expenses in the Ordinary Course of Business, (iii) any investments in a Subsidiary of a Borrower or Primary Guarantor as of the Closing Date or any new Subsidiary of a Borrower or Primary Guarantor created or acquired by a Borrower or Primary Guarantor in accordance with Section 6.1 hereof, (iv) advances to customers or suppliers in the Ordinary Course of Business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the statement of financial position of a Borrower or Primary Guarantor and endorsements for collection or deposit arising in the Ordinary Course of Business, (v) advances, deposits and prepayments for purchases of any assets used in the business of the Borrowers or Primary Guarantors, (vi) those loans, advances and investments existing as of the Closing Date and set forth on Schedule 6.4, (vii) payroll, travel and similar advances to officers or employees of a Borrower or Primary Guarantor to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the Ordinary Course of Business and consistent with past practice; (viii) investments in Cash Equivalents, (ix) any Investments in negotiable instruments deposited or to be deposited for collection in the Ordinary Course of Business; (x) loans or advances to officers and employees of any Borrower or Primary Guarantor made in the Ordinary Course of Business, which, in the aggregate outstanding amount, do not at any time exceed TWENTY-FIVE MILLION AND 00/100 DOLLARS ($25,000,000), (xi) Permitted Intercompany Indebtedness, and (xii) other investments having an aggregate fair market value (measured on the date each such investment was made and without giving effect to subsequent changes value), when taken together with all other investments made pursuant to this clause (xii) since the Original Closing Date, not to exceed FIFTY MILLION AND 00/100 DOLLARS ($50,000,000.00). Notwithstanding anything herein to the contrary but subject to final sentence of Section 6.1(b), Parent may make any unsecured loan, investment or advance to any of Parent’s Subsidiaries or Affiliates, or any Person, without notifying the Lender or obtaining the Lender’s prior written consent. 6.5. Other Lines of Business. No Borrower or Primary Guarantor shall engage in any business other than the business of developing, constructing, managing, operating and/or owning (directly or indirectly) the Mortgaged Properties for the Permitted Uses. 6.6. Transfers; Dispositions. No Loan Party shall cause or permit the Disposition of any ownership interest in (A) any Mortgaged Property, or (B) any Property of a Loan Party (including cash and Cash Equivalents), other than (i) sales of its inventory in the Ordinary Course of Business to third parties, (ii) the disposition or transfer to a third party of equipment that is no longer used or useful, obsolete, damaged, uneconomic, or worn-out in the Ordinary Course of Business pursuant to a program for the maintenance or upgrading of such equipment, (iii) sales of its Property (other than Equity Securities or Collateral) having a fair market value of less than FORTY MILLION AND 00/100 DOLLARS ($40,000,000.00) in any fiscal year, (iv) Dispositions (including without limitation surrenders and waivers) of accounts or notes receivable or other contract rights in connection with the compromise, settlement or collection thereof in the Ordinary Course of Business, (v) the trade or exchange by any Loan Party to a third party of any asset (other than cash or Cash Equivalents) for any other asset or assets that is used or useable in

-47- 170746.00003/154854032v.8 its business; provided, however, that the fair market value of the asset or assets received by such Loan party in such trade or exchange is at least equal to the fair market value (as determined in good faith by the Board of Directors or an executive officer of the applicable Loan Party) of the asset or assets disposed of by such Loan Party pursuant to such trade or exchange, (vi) leases, subleases and licenses in the Ordinary Course of Business to third parties otherwise in accordance with this Agreement, (vii) issuance of Equity Securities to the Parent or any Subsidiary of the Parent (so long as such Equity Securities are subject to a Pledge Agreement in favor of Lender), (viii) a surrender or waiver of contract rights in the Ordinary Course of Business, (ix) sales or dispositions in respect of which a Loan Party is required to pay proceeds thereof to a third party pursuant to the terms of agreements or arrangements in existence as of the Closing Date and disclosed to Lender, (x) issuances of Equity Securities by Parent, (xi) upon thirty (30) days’ advance written notice to Lender and delivery to Lender of any amendments to this Agreement, the Guaranty, Security Agreement or such other Loan Documents reasonably requested by Lender to maintain or perfect Lender’s security interest in the Collateral, in each case, in form and substance satisfactory to Lender, Dispositions of any tangible personal property of a Loan Party to another Loan Party (other than Parent), (xii) mergers, amalgamations, consolidations and transfers permitted under Section 6.1 hereof, (xiii) dispositions of cash and Cash Equivalents solely among Loan Parties in the ordinary course of business, and (xiv) sales of any Mortgaged Property or other real property of a Loan Party to a third party, so long as (A) Lender has consented in writing to such Disposition in its sole discretion, (B) no Event of Default has occurred and is continuing or would result therefrom, (C) if such real property is included in the Borrowing Base, the Lender shall have received an updated Borrowing Base Certificate reflecting the Disposition of such real property and a Loan to Value Ratio (immediately after giving effect to the Disposition) with respect to the Loans advanced under clause (a) of the Borrowing Base of not greater than eighty percent (80%), and if after giving effect to such Disposition the Aggregate Revolving Advances exceed the Maximum Revolving Credit, the Borrowers shall comply with the mandatory prepayment provisions of Section 2.1.1 hereof, and (D) the Loan Parties shall have satisfied such other conditions as Lender may require. Notwithstanding anything herein to the contrary, subject to Sections 6.6(i) through (xiii), neither the Borrowers nor any Guarantor set forth on Annex A shall cause or permit the Disposition of any Mortgaged Property or other Property of such Person to any other Person who is not (I) a Borrower or Guarantor set forth on Annex A, or (II) a Subsidiary of a Loan Party created for the purpose of acquiring equity or assets of a third party so long as such Subsidiary executed and delivered to the Lender a joinder to this Agreement, the Guaranty, and Security Agreement and such other Loan Documents necessary to join such Subsidiary as a Loan Party to the Loan Documents and grant and perfect a first priority Lien in favor of Lender on the Property of such Subsidiary, in each case, in form and substance satisfactory to Lender. 6.7. Leases; Material Property Agreements; Etc. No Loan Party shall (i) execute, amend, restate, modify, release or terminate any lease of any real property location set forth on Exhibit E hereto or any lease of any Mortgaged Property if such lease, amendment, restatement, modification, release or termination (x) materially increases the Loan Party’s financial obligations under such lease, or (y) is in violation of the Mortgages (in the case of a lease of Mortgaged Property), or (ii) execute, amend, restate, modify, release or terminate in any material respects any Material Property Agreements, if such agreement, amendment, restatement, modification, release or termination materially increases the Loan Party’s financial obligations under such Material Property Agreement, or (iii) subject to Sections 6.13(c) and 6.14 hereof,

-48- 170746.00003/154854032v.8 execute, amend, restate, modify, release or terminate any terms or conditions relating to Subordinated Debt, in each case, without the prior written consent of Lender, not to be unreasonably withheld, conditioned or delayed. 6.8. Permitted Encumbrances; Required Permits and Approvals. No Borrower or Primary Guarantor shall without the prior written consent of Lender, not to be unreasonably withheld, conditioned or delayed, (a) execute, amend, restate, modify or terminate any Permitted Encumbrances (excluding the any lease of any Mortgaged Property, which are covered in Section 6.7 hereof), or (b) execute, amend, restate, modify or terminate, any Required Permits and Approvals, except with respect to the foregoing clauses (a) and (b), in the Ordinary Course of Business and subject to any express limitations on the same set forth in this Agreement or any of the other Loan Documents or any lease of any Mortgaged Property. 6.9. Change of Location or Organization. No Loan Party shall, except upon thirty (30) days’ prior written notice to Lender and delivery to Lender of all additional financing statements and other documents reasonably requested by Lender as to the validity, perfection and priority of the security interests provided for in the Loan Documents (i) change its name, or (ii) change its type of organization, jurisdiction of organization, or other legal structure; provided, that, in the event of a change of the jurisdiction of incorporation of the Parent from British Columbia, Canada to a jurisdiction within the United States (the “Parent Redomicile”), such notice period shall be fourteen (14) days. Without the prior written consent of the Lender, which shall not be unreasonably withheld, conditioned or delayed, in each instance, no Loan Party shall and shall not permit any other Loan Party to modify or amend its charter and governing organizational documents, including any articles of organization or bylaws in any way which could reasonably be expected to materially adversely affect the interests of Lender; provided, that, modifications of the Parent’s charter or other governing organizational documents necessary to effectuate the Parent Redomicile shall not require the consent of the Lender. The Loan Parties shall provide to the Lender a copy of any amendments to the Certificate of Formation, Certificate of Organization, Operating Agreement, Limited Liability Company Agreement or analogous organizational document of any Loan Party, regardless of whether any such amendments shall be considered materially adverse to the interests of Lender. 6.10. Transactions with Affiliates. Except for those transactions described on Schedule 6.10 attached hereto existing as of the date hereof, without the prior written consent of the Lender which shall not be unreasonably withheld, conditioned or delayed, no Borrower or Primary Guarantor shall enter into any material business transaction with any officer, owner of its Equity Securities, employee, Subsidiary, or Affiliate of any Borrower or Primary Guarantor on terms any less favorable than those which might be obtained at the time from unrelated Persons. 6.11. No Attachments. No Loan Party shall suffer any attachment, whether by trustee process or otherwise, to any Mortgaged Property or any interest therein or any other amounts given as security for the Loan to the extent such attachment would constitute an Event of Default hereunder. 6.12. Uses. No Borrower or Primary Guarantor shall permit the use of any Mortgaged Property for any purpose other than the Permitted Uses or engage in any Restricted Cannabis Activities.

-49- 170746.00003/154854032v.8 6.13. Distributions; Payments of Subordinated Debt. (a) No Borrower or Primary Guarantor shall make any Distributions, except that (i) the Borrowers and Primary Guarantors may make Distributions to their respective equity holders or members (including, without limitation, Parent) for such equity holders or members to pay their tax liabilities in respect of income earned by such Borrower or Primary Guarantor as may be permitted by the Operating Agreement of such Borrower or Primary Guarantor, and (ii) so long as (x) no Default or Event of Default is continuing and (y) immediately prior to and immediately after giving effect to the related payment, the Loan Parties are in compliance with Section 7.17 of this Agreement, the Borrower or Primary Guarantor may make other Distributions to their respective members. (b) Without the prior written consent of the Lender, no Borrower or Primary Guarantor shall pay any management, consulting, advisory or similar fees to any management or advisory Person, any of the Borrowers’ or Primary Guarantors’ equity holders or any of their respective Affiliates, other than payments of management, consulting, advisory or similar fees on arms-length terms to (x) any third-party management or advisory Person, or (y) any of the board members, officers, directors and equity security holders of the Borrowers, Primary Guarantors or any Affiliates of a Borrower or Primary Guarantor that have been approved by the audit committee of the Parent’s board of directors; provided that the aggregate amount of all such payments described in the foregoing clauses (x) and (y) shall not exceed TWO MILLION AND 00/100 DOLLARS ($2,000,000.00) in any fiscal year. (c) Without the prior written consent of the Lender, no Borrower or Primary Guarantor shall make, nor permit any of its Subsidiaries or any other Affiliates to make, any payments in respect of Subordinated Debt, except that so long as no Default or Event of Default is continuing or would occur and be continuing after giving effect to any such payment, the Borrowers and Primary Guarantors, and any Subsidiary or other Affiliate of the Borrowers or Primary Guarantors may make such payments of Subordinated Debt to the extent the same (i) are permitted pursuant to the terms of the applicable Subordination Agreement, or (ii) are prepayments of some or all of the Subordinated Debt, so long as (x) any such prepayment does not adversely affect the Borrowers’ or Primary Guarantors’ ability to perform and/or pay their obligations (including the Obligations) in the Ordinary Course of Business as they become due or the Lender’s security interest in the Collateral, and (y) the Borrowers and Primary Guarantors, individually and as a whole, are solvent following such prepayment. Notwithstanding anything herein to the contrary, (i) subject in each case to the Indenture Intercreditor Agreement, the Borrowers and Primary Guarantors may make and are permitted to make payments of Indenture Indebtedness due under the Indenture and Indenture Documents or any Refinanced Indenture Indebtedness due under any Refinanced Indenture and Refinanced Indenture Documents, (ii) the Borrowers and Primary Guarantors may make and are permitted to make payments of Indenture Indebtedness as permitted by Section 7.21. The Borrowers and Primary Guarantors acknowledge and agree that (i) this Section 6.13(c) is a material term of this Agreement and a material inducement to Lender to make the Loans contemplated hereby, and in the event of a breach of this Section 6.13(c), Lender may exercise any and all remedies available under the Loan Documents or at law or in equity. 6.14. Amendments of Subordinated Debt Documents and Indenture.

-50- 170746.00003/154854032v.8 (a) No Borrower or Primary Guarantor shall, and no Borrower or Primary Guarantor shall permit any of its Subsidiaries or any other Affiliates to, amend, modify or alter, or permit to be amended, modified or altered, any of the Subordinated Debt Documents, or enter into any new document or agreement with respect thereto (including without limitation any side letter) without the prior written consent of Lender; provided, that the Borrowers or Primary Guarantors may amend, modify or restructure the amount paid, term or payment, interests, fees and costs paid under any Subordinated Debt Documents, so long as (x) any such amendment, modification or restructuring does not adversely affect the Borrowers’ or Primary Guarantors’ ability to perform and/or pay their obligations (including the Obligations) in the Ordinary Course of Business as they become due or the Lender’s security interest in the Collateral, and (y) the Borrowers and Primary Guarantors, individually and as a whole, are solvent following after giving effect to any such amendment, modification or restructuring. (b) Without the prior written consent of the Senior Lender, no Loan Party shall, and no Loan Party shall permit any of its Subsidiaries or any other Affiliates to amend, replace, refinance, refund, restructure, amend, supplement, extend, or otherwise modify the Indenture Documents in any manner that: (i) amends or modifies the Indenture (including, without limitation, Section 6.10 thereof) in a manner to increase the maximum principal amount of Indebtedness that may be issued under the Indenture as in effect on the Closing Date; (ii) increases the cash pay rate of interest under the Indenture Documents in effect as of the date hereof (excluding (A) any increased rate of interest chargeable following the occurrence of an event of default under the Indenture in effect on the date hereof, provided that such default rate is not more than 400 basis points more than the applicable non- default rate and (B) fees, costs and expenses in consideration of any amendment, consent, waiver or forbearance (to the extent customary and not in excess of generally prevailing market rates at such time for transactions under similar circumstances)); (iii)amends or modifies the maturity date under the Indenture or any note issued thereunder to a date that is before the Maturity Date; (iv) accelerates the amortization or maturity date of any payments of principal or other amounts under the Indenture or any note issued thereunder other than acceleration based on a default or event of default or redemption event; (v) changes any other repayment provisions related to the payment of principal or interest, other than changes that extend or relax payment terms; (vi) reduces or eliminates the capacity to incur Indebtedness constituting Obligations to an amount less than $200,000,000 or in any way modifies or amends Section 6.10(b)(i) of the Indenture as in effect on the Closing Date; or (vii) changes any covenants, defaults or events of default in any manner that makes them more restrictive as to any Loan Party except so as to preserve, on substantially similar economic terms, the differential that exists on the date hereof between such covenants or Events

-51- 170746.00003/154854032v.8 of Default in this Agreement, and such covenants, defaults or events of default in the Indenture. As of the date hereof, the Lender (A) understands that during the term of this Agreement the Loan Parties intend to consummate a Refinancing of the Indenture Indebtedness as in effect on the Closing Date, and (B) acknowledges that such Refinancing of the Indenture Indebtedness shall be permitted hereunder, so long as (x) such Indenture Indebtedness is Refinanced on substantially similar terms to the Indenture Indebtedness as in effect on the Closing Date, and is not modified in a manner described in any of the foregoing clauses (i) through (vii), except for (I) the term of the Refinanced Indenture Indebtedness, (II) the interest rate of the Refinanced Indenture Indebtedness, or (III) terms and provisions related to fees in the Refinanced Indenture Indebtedness, , which in the case of each of the foregoing clauses (I) through (III) are consented to by the Lender (such consent not to be unreasonably withheld, conditioned or delayed), (y) after giving effect to the Refinancing of such Indenture Indebtedness, no Event of Default shall have occurred and be continuing or would occur as a result thereof, and (z) such Indenture Indebtedness, after giving effect to such Refinancing, is subordinated to the Obligations pursuant to terms substantially similar to those in the Indenture Intercreditor Agreement as in effect on the Closing Date (such Indenture Indebtedness, after giving effect to a Refinancing in accordance with and as permitted under this Section 6.14(b), the “Refinanced Indenture Indebtedness”). Following any such Refinancing of the Indenture Indebtedness in accordance with and as permitted under this Section 6.14(b), this Section 6.14(b) shall apply, mutatis mutandis, to any such Refinanced Indenture Indebtedness, Refinanced Indenture and Refinanced Indenture Documents in the same manner as they apply to the Indenture Indebtedness, Indenture and Indenture Documents, respectively. 7. AFFIRMATIVE COVENANTS So long as this Agreement is in effect, each Loan Party hereby agrees as follows: 7.1. Performance of Obligations. Each Loan Party will duly and punctually make or cause to be made all payments due to Lender pursuant to this Agreement and the other Loan Documents to which such Loan Party is a party. Each Loan Party will duly and punctually perform or cause to be performed all other obligations of Loan Parties to Lender provided in this Agreement and the other Loan Documents to which a Loan Party is a party. 7.2. Financial Statements. The Loan Parties will (a) maintain their books and records in an accurate, up-to-date and standardized fashion; and (b) provide Lender with the following: (i) within forty-five (45) days following the close of each fiscal quarter, and each year end, management-prepared consolidated financial statements of the Loan Parties reasonably acceptable to Lender (it being acknowledged and agreed that the management- prepared financial of the Loan Parties delivered to the TSX Venture Exchange for such fiscal quarter shall be acceptable to Lender) and certified by the Borrowers’ chief financial officer, or officer of similar position, reasonably acceptable to Lender, consisting of balance sheet and statements of changes in financial position and of earnings, as well as operating statements, prepared in reasonable detail and in substantially the same form as such financial statements previously delivered (including, the Financial Statements) and

-52- 170746.00003/154854032v.8 presented on a comparative basis to the previous fiscal quarter, such statements to be certified as accurate in all material respects and complete by Borrowers; and promptly provide Lender with copies of any new lease of any Mortgaged Property and any modifications or amendments to any such leases; and (ii) within one hundred twenty (120) days following the close of each fiscal year, annual audited consolidated financial statements of the Loan Parties, prepared by a certified public accountant reasonably acceptable to Lender, consisting of a balance sheet and statements of changes in financial position and of earnings as well as operating statements, prepared in reasonable detail and in substantially the same form as the financial statements for the Loan Parties previously delivered to Lender (including, the Financial Statements) and presented on a comparative basis to the previous fiscal year, such statements to be certified as accurate in all material respects and complete by the Borrowers; and (iii) within one hundred twenty (120) days following the close of each fiscal year, copies of (A) federal income tax returns for the Loan Parties and (B) any and all requests for extensions for the filing of such tax returns; provided, that, if any Loan Party shall have filed an extension for filing any such tax returns, such tax returns shall be provided to Lender within ten (10) days after the latest extended filing date allowed under applicable U.S. federal IRS requirements; (iv) together with each delivery of the financial statements required under clause (i) above, a Compliance Certificate; (v) within fifteen (15) days following the close of each calendar month, a Borrowing Base Certificate calculating the Borrowing Base, which (i) details the Eligible Receivables, (ii) reflects all sales, collections, and debit and credit adjustments, as of the last day of the preceding month, (iii) details of the balance(s) as of the last day of the preceding month of all Eligible Cash and the deposit accounts in which such Eligible Cash is held, and (iv) evidences a Loan to Value Ratio with respect to the Loans advanced under clause (a) of the Borrowing Base equal to or less than eighty percent (80%); (vi) together with each delivery of a Borrowing Base Certificate required under clause (v) above, a list of all deposit accounts of the Loan Parties, including the name of the depositary institution, the type of account, the account name and number, the balance in such account as of the last day of the preceding month, and whether the cash in such deposit account is Eligible Cash; and (vii) within thirty (30) days of Lender’s request therefor, such other financial information regarding the Loan Parties, and any collateral for the Loan, including, without limitation, the Mortgaged Properties, as Lender may reasonably request from time to time and as may be in the Loan Parties’ possession. 7.3. Maintenance of Existence; Operation of Business. Each Loan Party will (a) (i) keep in full force and effect its legal existence, (ii) maintain its status as a Special Purpose Entity, and (iii) comply in all material respects with all Applicable Laws, including, without limitation, all

-53- 170746.00003/154854032v.8 Applicable Marijuana Laws (and excluding any U.S. Federal Cannabis Laws); (b) continue to conduct and operate its business substantially as now conducted, actively and in good faith; (c) maintain in good standing all licenses, Permits, authorizations, registrations and other approvals necessary or convenient for its business, including, without limitation, the Regulatory Licenses, and (d) preserve, maintain and protect its rights in all material respects and keep its properties and assets in substantially good repair, working order and condition and make (or cause to be made) all necessary and proper repairs, renewals, replacements, additions and improvements thereto. 7.4. Further Assurances. Each Loan Party will, from time to time, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, and furnish to Lender, such further agreements, documents or statements, and do or cause to be done such other acts, as Lender may reasonably request, to effect, confirm and secure to Lender all rights and advantages intended by this Agreement and the other Loan Documents. 7.5. Notice of Certain Events. The Loan Parties will, promptly upon becoming aware of (a) the existence of any Event of Default, or (b) the commencement of any suits or proceedings which, if adversely determined as to any Loan Party, could reasonably be expected to have a Material Adverse Effect, or (c) any other event or condition which could reasonably be expected to have a Material Adverse Effect, give written notice to Lender specifying the nature and duration thereof and the action proposed to be taken with respect thereto; but the giving of such notice by the Loan Parties shall not affect the rights of Lender hereunder with respect thereto. The Loan Parties will promptly notify Lender in writing of all material written communications to and from applicable Governmental Authorities, including, without limitation, Cannabis Authorities, received by any Loan Party regarding notice of enforcement proceedings, complaints, results of inspections or otherwise relating to the compliance, non-compliance, or status of any Regulatory License held by a Loan Party. 7.6. Lender’s Costs and Expenses. The Borrowers shall promptly (and in any event, within ten (10) Business Days after demand therefor) pay: (i) all transfer, stamp, mortgage, documentary or other similar taxes, assessments or charges levied by any Governmental Authority in respect of this Agreement or any of the other Loan Documents or any other document or transaction referred to herein or therein, (ii) all reasonable costs and expenses incurred by, or on behalf of, the Lender (including reasonable attorneys’ fees, consultants’ fees and engineering fees, travel costs and miscellaneous expenses) in connection with (1) the negotiation, preparation, execution and delivery of the Loan Documents, and any and all consents, waivers or other documents or instruments relating thereto, (2) the filing, recording, re-filing and re-recording of any Loan Documents and any other documents or instruments or further assurances required to be filed or recorded or re-filed or re-recorded by the terms of any Loan Document, (3) the borrowings hereunder and other action reasonably required in the course of administration hereof, and (4) monitoring or confirming (or preparation or negotiation of any document related to) the Loan Parties’ compliance with any covenants or conditions contained in this Agreement or the other Loan Documents, and (iii) all reasonable costs and expenses incurred by or on behalf of the Lender (including without limitation reasonable attorneys’ fees, consultants’ fees and accounting fees) in connection with the preservation of any rights under the Loan Documents or the defense or enforcement of any of the Loan Documents (including this section), any attempt to cure any breach thereunder by a Loan Party, any actions taken to obtain or enforce payment of any Accounts Receivable either as against the account debtor, any Loan Party, or the defense of the

-54- 170746.00003/154854032v.8 Lender’s exercise of its rights thereunder. In addition to the foregoing, until payment in full in cash of the Obligations and the termination of the Loan Commitment, the Borrowers will also pay or reimburse the Lender for all reasonable costs and expenses of the Lender or its agents or employees in connection with the continuing administration of the Loan and the related due diligence of the Lender, including reasonable fees and expenses of the Lender’s outside counsel and consultants engaged in connection with the Loan Documents. 7.7. Changes in Exhibits and Schedules. The Borrowers will promptly notify Lender in writing of any material changes in or additions to the information set forth in the Exhibits and Schedules to this Agreement. 7.8. Taxes. The Loan Parties shall pay and discharge all taxes imposed upon it, upon its income or profits, or upon any Property belonging to any of them, prior to the date on which penalties or interest would attach thereto, and all lawful claims which, if unpaid, might become a Lien upon any property of any Loan Party; provided that no Loan Party shall be required to pay any such tax which is being contested in good faith and by proper proceedings which serve as a matter of law to stay the enforcement of any remedy of the taxing authority or claimant and as to which the Loan Parties shall have set aside on their books adequate reserves and notified the Lender in writing of such contest. Without limiting any other rights or remedies, the Lender may at any time pay or discharge any taxes at any time levied against, or placed on, any of the Collateral, and all amounts expended by the Lender in connection therewith, including reasonable attorneys’ fees, shall be considered Obligations. 7.9. Leases. The Loan Parties will not enter into any lease of any Mortgaged Property or renew, modify, release or terminate an existing any lease of any Mortgaged Property or any lease of the real property locations set forth on Exhibit E hereto, in any manner that is materially adverse to Lender, without Lender’s prior written approval, which approval shall not be unreasonably withheld, conditioned or delayed, and the Loan Parties shall provide Lender with a duly-executed copy of any such lease promptly following the execution of the same. The Borrowers shall not terminate any lease of any Mortgaged Property to the extent that such termination does not comply with all Applicable Laws. 7.10. Material Property Agreements. The Borrowers shall (a) provide Lender with copies of all Material Property Agreements (including all amendments or modifications thereto) requiring Lender’s prior approval prior to the execution of same, (b) provide Lender with executed copies of all Material Property Agreements (including those not requiring Lender’s prior approval) within the time periods provided therefor in the Assignment of Agreements, respectively, and (c) comply (and use all commercially reasonable efforts to cause the other parties thereto to comply) with the terms and conditions set forth in each of the Material Property Agreements in all material respects. 7.11. Principal Place of Business. The Loan Parties shall maintain their principal place of business at the location set forth opposite such Loan Parties’ name on Schedule B to the Security Agreement, unless and until such time as the Loan Parties shall provide thirty (30) days’ prior written notice of a change in its principal place of business to Lender, and if applicable, a written supplement to Schedule B to the Security Agreement.

-55- 170746.00003/154854032v.8 7.12. Insurance Premiums. The Loan Parties shall pay (or cause to be paid) all premiums due on any insurance coverage required pursuant to any Mortgage and/or the Security Agreement, as applicable, in a timely manner after a Loan Party’s receipt of invoices but not later than one (1) business day prior to the due date for the same and provide evidence of the reissuance of all insurance policies as provided in any Mortgage. 7.13. Operating Account. (i) Until the Obligations are Paid in Full, (A) all deposit accounts of the Loan Parties maintained with the Lender as of the Closing Date (the “Existing Deposit Accounts”) shall remain open, and (B) all Cash Management Services among Lender and the Loan Parties in effect as of the Closing Date shall remain in full force and effect. In addition, the Loan Parties shall open and maintain with Lender on an exclusive basis at all times until the Obligations are Paid in Full, operating accounts necessary for their business in the United States, including for the maintenance of all operating, collection, disbursement, reserve and other deposit accounts but excluding the Excluded Accounts (the “New Deposit Accounts”, together with the Existing Deposit Accounts, collectively, the “Deposit Accounts”) and for all Cash Management Services. The New Deposit Accounts shall include all deposit accounts maintained with respect to operations in Utah (the “Utah Deposit Accounts”). The Lender acknowledges that the fees in respect of Cash Management Services for the Utah Deposit Accounts shall be equal to or less than the fees currently charged to the Loan Parties under their existing depository relationships for such accounts. The Loan Parties shall, prior to the occurrence of an Event of Default, have access to the Deposit Accounts. Upon the occurrence of an Event of Default (until such time, if any, that such Event of Default is waived), Lender is authorized to apply any funds in the Deposit Account to the reduce the outstanding balance of the Loan and other costs, fees and expenses due Lender in connection therewith. The Loan Parties shall cause all payments with respect to accounts receivable and all other proceeds of the Collateral to be promptly deposited into the Deposit Accounts and shall use the Deposit Accounts as the Loan Parties’ exclusive business deposit accounts. (ii) As security for the payment and performance of the Obligations, the Loan Parties hereby grant to the Lender a lien, security interest and a right of setoff upon and against all deposits, credits, collateral and property, now or hereafter in the possession, custody, safekeeping or control of the Lender or any entity under the control of the Lender, or in transit to any of them. At any time during the continuation of an Event of Default, without demand or notice, the Lender may set off the same or any part thereof and apply the same to any liability or obligation of the Loan Parties to the Lender even though unmatured and regardless of the adequacy of any other collateral securing the Obligations. ANY AND ALL RIGHTS TO REQUIRE THE LENDER TO EXERCISE ITS RIGHTS OR REMEDIES WITH RESPECT TO ANY OTHER COLLATERAL WHICH SECURES THE OBLIGATIONS, PRIOR TO EXERCISING ITS RIGHT OF SETOFF WITH RESPECT TO SUCH DEPOSITS, CREDITS OR OTHER PROPERTY OF THE LOAN PARTIES ARE HEREBY KNOWINGLY,

-56- 170746.00003/154854032v.8 VOLUNTARILY AND IRREVOCABLY WAIVED. The Lender shall not be required to marshal any present or future security for, or guarantees of, the Obligations or to resort to any such security or guarantee in any particular order, and each Loan Party waives, to the fullest extent that it lawfully can, (A) any right it might have to require the Lender to pursue any particular remedy before proceeding against it and (B) any right to the benefit of, or to direct the application of the proceeds of any Collateral until the Obligations are paid in full in cash. Lender agrees to notify the Borrower-Agents promptly after any such setoff and application, provided, that the failure to give such notice shall not affect the validity of such setoff and application. (iii) The Loan Parties shall maintain a cash balance of at least $15,000,000 in the aggregate in the Deposit Accounts at all times. In addition, the Loan Parties shall not fund any of the repayments of Indebtedness or other disbursements to be made on the Closing Date with any funds in a Deposit Account. (iv) Notwithstanding anything herein to the contrary, the Loan Parties may maintain the Excluded Deposit Accounts, which shall remain open during the term of this Agreement. Promptly, but in any event within ninety (90) days of receipt of consent from the applicable Cannabis Authorities in Utah as may be required under Applicable Law (in the case of the New Deposit Accounts relating to operations in Utah), the Loan Parties will close any and all deposit accounts relating to operations in Utah that are maintained with a depository bank other than Lender and open with the Lender the Utah Deposit Accounts. 7.14. Bank Accounts. In addition to and without limitation of the Inspection Rights set forth in Section 11.10, Loan Parties agree to provide Lender, at all times during this Agreement, to the extent permitted under U.S. Federal Cannabis Law and Applicable Marijuana Laws, to the extent applicable, with sufficient real-time access to view the activity in (i) all commercial transaction accounts of Loan Parties, including, without limitation the Deposit Account(s), the Excluded Deposit Account(s), and all deposit and securities accounts, and (ii) such other accounts and data as Lender deems necessary and appropriate, for the purpose of monitoring the business activities and financing of the Loan Parties. 7.15. Third Party Field Exam. (i) Lender shall have the right, at the Borrowers’ sole cost, to engage a third party to complete a field examination with respect to the Collateral and all books and records pertaining thereto at reasonable times and upon reasonable prior notice from the Lender at reasonable intervals to be determined by the Lender and without hindrance or delay (except in the case of an emergency or during the existence and continuance of an Event of Default, in which case no prior notice shall be required). Each field examination shall be at the expense of the Borrowers; provided that, unless there exists an Event of Default, the Borrowers shall not be obligated to pay for more than one (1) such field examination in any twelve (12) month period.

-57- 170746.00003/154854032v.8 (ii) In addition to the foregoing, the Loan Parties acknowledge and agree that within ninety (90) days of the Closing Date, the Lender will complete a full scope field examination in accordance with the Lender’s credit policy standards, which shall include an exam and testing of Accounts Receivables, accounts payables, historical financial results, inventory, cash, taxes and insurance (the “Post-Closing Field Exam”) the results of which shall be satisfactory to Lender. The Post-Closing Field Examination shall be conducted by an examiner selected by the Lender and shall be at the expense of the Borrowers. (iii) If the results of the Post-Closing Field Exam or any other field exam are unsatisfactory to Lender in its sole discretion (exercised in good faith), the Lender may deem certain Collateral ineligible and exclude such Collateral from the Borrowing Base. Thereafter, the Lender shall recalculate the Borrowing Base to take into account the exclusion of any Collateral from the Borrowing Base. If the foregoing recalculation of the Borrowing Base based on the results of the Post- Closing Field Exam results in an Overadvance (a “Post-Closing Field Exam Overadvance”), Lender will notify Borrower-Agents of the same, and the Borrowers shall pay the Lender an amount equal to such Overadvance in accordance with Section 2.1.1, provided that the Borrowers shall have thirty (30) days from receipt of such notice from Lender to repay such Post-Closing Field Exam Overadvance. For the avoidance of doubt, (i) the foregoing thirty (30) day cure period is a one-time grace period relating solely to a Post-Closing Field Exam Overadvance, and (ii) Borrowing Base Cure shall not apply to any Overadvance resulting from the recalculation of the Borrowing Base in accordance with this Section 7.15(iii). 7.16. Cash Management Services. In connection with Cash Management Services to be provided by Lender, if the Loan Parties terminate all Cash Management Services prior to the Maturity Date, the Loan Parties shall pay to Lender a one-time exit fee equal to TWO HUNDRED THOUSAND AND 00/100 DOLLARS ($200,000) (the “CMS Termination Fee”). If, following termination of all Cash Management Service, the Lender reestablishes one or more Cash Management Services for any Loan Party, the Loan Parties shall have no obligation to pay another CMS Termination Fee. 7.17. Debt Service Covenant. On each Calculation Date, as applicable, the Debt Service Coverage Ratio shall not be less than (A) on a pre-Distribution basis, 2.50:1.0 for the trailing twelve month period ending on such Calculation Date, and (ii) on a post-Distribution basis, 1.50:1.0 for the trailing twelve month period ending on such Calculation Date (the “Debt Service Covenant”). If such Debt Service Covenant shall not be satisfied on any such Calculation Date, then Borrowers shall either (a) pay down the Loan by an amount sufficient to satisfy the Debt Service Covenant (the “Debt Service Shortfall”), or (b) deposit with Lender cash in an amount, or cash collateral with a value that, if the same (when combined with any other cash or cash collateral previously deposited with Lender for the same purpose) were used to pay down the outstanding principal balance of the Loan, would satisfy the applicable Debt Service Covenant (“Debt Service Covenant Collateral”). The Borrowers hereby pledge the Debt Service Covenant Collateral deposited with Lender pursuant to the preceding sentence as additional collateral for

-58- 170746.00003/154854032v.8 the Loan. It shall be an Event of Default if the Borrowers fail either to pay down the Loan by the amount of the Debt Service Shortfall or deposit cash or cash collateral in the amount or value of the Debt Service Shortfall within thirty (30) days after notice from Lender to a Borrower-Agent specifying the amount of the Debt Service Shortfall. If on any Calculation Date, the Lender is holding any Debt Service Covenant Collateral, and the Debt Service Covenant is satisfied, then Lender shall release the Debt Service Covenant Collateral to a Borrower-Agent. At the Maturity Date, all amounts held as Debt Service Covenant Collateral shall be used by Lender to reduce the principal balance of the Loan, or if requested by Borrowers upon full repayment of the Loan, returned to a Borrower-Agent. 7.18. Loan to Value Ratio; Compliance with Borrowing Base. At all times, and tested on a monthly basis commencing as of November 2025 for the period ending October 31, 2025, as determined by the Lender with reference to the most recent Borrowing Base Certificate delivered by the Borrowers, the Borrowers will maintain a Loan to Value Ratio of not greater than eighty percent (80%). In addition, at all times, but subject to the Borrowing Base Cure as set forth in Section 2.1.1, the Borrowers shall not permit the Aggregate Revolving Advances outstanding at any time to be greater than then current calculation of the Maximum Revolving Credit. 7.19. Additional Dispensaries. In the event that any Loan proceeds are used to build-out additional dispensaries (other than that located at the Mortgaged Properties), the Borrowers shall grant Lender a security interest in such equipment and improvements financed with such proceeds. In connection therewith, the Loan Parties shall cause to be delivered to the Lender such agreements, assignments, or other documents as the Lender reasonably requires with respect thereto, in each case, in form and substance satisfactory to Lender. 7.20. Appraisals. Each Borrower agrees that it shall be responsible for payment to Lender within ten (10) Business Days after written demand from Lender for the same, for the reasonable out-of-pocket costs and expenses incurred by Lender in obtaining any update to an Approved Appraisal; provided, however, that so long as there does not exist an Event of Default, the Borrowers shall only be responsible for payment for such an update once annually. 7.21. Use of Proceeds. The proceeds of the Loan and each Letter of Credit will be used solely to fund (i) working capital support for the Borrowers’ business activities, (ii) purchase Indenture Indebtedness existing as of the Closing Date, including without limitation making tender offers, open market purchases, negotiated transactions, private agreements or otherwise redeem or repurchase up to SIXTY MILLION and 00/100 DOLLARS ($60,000,000.00) of Indenture Indebtedness and/or consummate a Refinancing of the Indenture Indebtedness in accordance with and as permitted under Section 6.14(b), (iii) payoff certain other Indebtedness existing as of the Closing Date, (iv) one or more Letters of Credit issued by the Lender, (v) acquisitions of assets and/or new Subsidiaries or Affiliates to the extent permitted hereby, and (vi) other general corporate purposes to the extent such are not prohibited hereby, including, a portion of the costs and expenses to be incurred by Borrowers in connection with the closing of the Loan, including, without limitation, the Closing Costs. No part of the proceeds of any Advance or any Letter of Credit shall be used (a) to fund Distributions to equity holders or shareholders of the Borrowers, (b) to fund losses of the Borrowers, or (c) to finance international investments, fund advances to foreign Subsidiaries, fund loans to foreign Subsidiaries, or acquire companies or assets located outside of the United States.

-59- 170746.00003/154854032v.8 7.22. Post-Closing Covenant; Collateral Access Agreements, etc. The Loan Parties shall use commercially feasible efforts to obtain fully executed Collateral Access Agreements and Collateral Assignments of Leases with respect to each of the real property locations of the Loan Parties set forth on Exhibit E hereto within (90) days following the Closing Date. 7.23. Real Property Matters. If any Loan Party acquires, owns or holds a fee interest in any real property with a value greater than THREE MILLION AND 00/100 DOLLARS ($3,000,000.00) that is not covered by a Mortgage, the Borrower-Agents will promptly notify the Lender in writing, identifying the property in question and referring specifically to the rights of the Lender under this Section 7.23. The Loan Parties will, within sixty (60) days following such acquisition, grant to the Lender a Lien on such real property pursuant to the terms of such security agreements, assignments, Mortgages, joinder to any existing Loan Document or such other documents as the Lender requires with respect to such real property, in each case, in form and substance reasonably satisfactory to Lender (collectively, the “Additional Security Documents”). Furthermore, unless waived by the Lender, the Loan Parties shall cause to be delivered to the Lender such opinions of local counsel, corporate resolutions, perfection certificates, Collateral Access Agreement, and Collateral Assignment of Lease with respect to any such real property, and items and documents of the type referred to in Section 3.5.1 relating to Mortgaged Property (including, without limitation, Sections 3.5.1(b), (c), (e), (h), (i), (k), (l), (m), and (p)) and other related documents as may be requested by the Lender, in connection with the execution, delivery and recording of any such Additional Security Document, as applicable, all of which documents shall be in form and substance satisfactory to the Lender. For the avoidance of doubt, prior to inclusion of any acquired real property in the Borrowing Base, the Lender shall have received (i) counterparts of a Mortgage with respect to such real property duly executed and delivered by the record owner of such Mortgaged Property, (ii) all applicable Additional Security Documents, and (iii) an updated Borrowing Base Certificate reflecting the acquisition of such real property and a Loan to Value Ratio (immediately after giving effect to such acquisition) with respect to the Loans advanced under clause (a) of the Borrowing Base of not greater than eighty percent (80%). In the event that the value of any such acquired real property is less than THREE MILLION AND 00/100 DOLLARS ($3,000,000.00), the Loan Parties hereby agree that until the Payment in Full of the Obligations, they shall not pledge, mortgage or otherwise encumber or subject to, or permit to exist upon or become subject to, any Lien on such acquired real property without the prior written consent of Lender (not to be unreasonably withheld), and the Loan Parties shall deliver to Lender any negative pledge or similar documents as may be reasonably requested by the Lender to further evidence the foregoing. 7.24. Excluded Entities. If, within sixty (60) days of the Closing Date, any Excluded Entity has not dissolved, such Excluded Entity shall execute and deliver to the Lender a joinder to this Agreement, the Guaranty, and Security Agreement and such other Loan Documents reasonably necessary to join such Excluded Entity as a Loan Party to the Loan Documents and grant and perfect first priority Lien in favor of Lender on the Property of such Excluded Entity, in each case, in form and substance satisfactory to Lender. 7.25. Litigation Excluded Entities. The Litigation Excluded Entities are currently litigants in pending lawsuits as described on Schedule 7.25 (each a “Lawsuit”), have ceased operations, and have no assets. Within thirty (30) days following a settlement of a Litigation Excluded Entity’s Lawsuit, or entry of a final non-appealable judgment in such Lawsuit, such

-60- 170746.00003/154854032v.8 Litigation Excluded Entity shall either (i) execute and deliver to the Lender a joinder to this Agreement, the Guaranty, and Security Agreement and such other Loan Documents reasonably necessary to join such Litigation Excluded Entity as a Loan Party to the Loan Documents and grant and perfect a first priority Lien in favor of Lender on the Property of such Litigation Excluded Entity, in each case, in form and substance satisfactory to Lender, or (ii) dissolve. To the extent any Litigation Excluded Entity shall dissolve, the Loan Parties shall promptly provide Lender with evidence of such dissolution reasonably satisfactory to Lender. 7.26. Post-Closing Matters. The Loan Parties shall use commercially reasonable efforts to deliver to Lender, within sixty (60) days of the Closing Date, collateral assignments of the following contracts, which such collateral assignments shall be in form and substance reasonably acceptable to Lender: (i) Master Agreement, as amended, dated as of March 22, 2019 by and among the Trustees of the University of Pennsylvania, Curaleaf PA, LLC, and Curaleaf Inc., and (ii) Subcontractor Agreement among CLF AZ Management, LLC, Absolute Healthcare, Inc., and Camp Verde dated as of April 1, 2025. 8. INTENTIONALLY DELETED 9. EVENTS OF DEFAULT 9.1. Events of Default. The occurrence of any one or more of the following events, beyond the expiration of any applicable grace or cure period provided for herein, shall be deemed to constitute an “Event of Default” hereunder and under each and all of the other Loan Documents: (a) (i) the failure by the Borrowers to pay when due and payable any payment of principal due under the Note, including any failure to cure any Overadvance in accordance with Section 2.1.1, (ii) the failure by the Borrowers to pay any payment of interest due under the Note when due and payable, such failure not having been cured within five (5) calendar days after the date when due, or (iii) the failure by any Loan Party to pay when due and payable any other sum(s) due and payable under this Agreement, the Note, any Bank Product Debt or any of the other Loan Documents or agreements secured by any of the Loan Documents, such failure not having been cured within five (5) calendar days after the date when due, or if no due date is provided for, within five (5) calendar days after the date written demand therefor is made; (b) the failure by the Borrowers to pay the full amount of the Obligations on the Maturity Date; (c) the failure by any Loan Party to punctually perform or observe any other covenant or agreement of such Loan Party under this Agreement, the Note, or any other Loan Document (as applicable) (other than as provided for in any other provision of this Section 9.1 or for which another grace or cure period is provided

-61- 170746.00003/154854032v.8 in this Agreement or in any other Loan Document) and such failure shall not have been cured within thirty (30) consecutive calendar days after occurrence thereof; provided, however, that there shall be no grace period for the failure of the Loan Parties to comply with any of Section 6 (other than as provided for in any other provision of this Section 9.1), 7.3 (Maintenance of Existence; Operations of Business), 7.5 (Notice of Certain Events), 7.17 (Debt Service Covenant) (other than as provided for in Section 7.17), or 7.18 (Loan to Value Ratio; Compliance with Borrowing Base) (other than the Borrowing Base Cure as provided for in Section 2.1.1) of this Agreement; (d) the failure by any Loan Party to punctually observe or perform any covenant, condition or agreement contained in Section 7.2 (Financial Statements) and such failure shall continue unremedied for a period of ten (10) consecutive calendar days after occurrence thereof; (e) if any representation, warranty, certification, financial statement or other information made or furnished to Lender by or on behalf of any Loan Party in connection with the transaction evidenced by this Agreement or any of the other Loan Documents to which it is a party shall prove to be inaccurate or untrue in any material respect when made or furnished; (f) any Pledge Agreement, the Security Agreement or any other Loan Document or any interest of the Lenders thereunder shall for any reason be terminated, invalidated, void or unenforceable, or any Lien in favor of the Lender shall be declared invalid or unenforceable as a result of any act or omission of the Loan Parties; (g) the failure to maintain (or cause to be maintained), insurance as required by this Agreement or the Mortgages; (h) the conveyance of any ownership interest in any Mortgaged Property not otherwise permitted under the terms of this Agreement or the other Loan Documents; (i) the filing by any Loan Party of a voluntary petition in bankruptcy, or the filing by any Loan Party of any petition or answer seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief for itself under any present or future federal, state or other statute, law or regulation relating to bankruptcy, insolvency or other relief for debtors; or any Loan Party’s seeking, consenting to, or acquiescing in the appointment of any trustee, receiver or liquidator of such Loan Party, or of all or a material part of any Mortgaged Property, or of any limited liability company membership interest in any Loan Party, or the making of any general assignment for the benefit of creditors by any Loan Party or the admitting in writing by any Loan Party in any legal proceeding of its inability to pay its debts generally as they become due;

-62- 170746.00003/154854032v.8 (j) the entry by a court of competent jurisdiction of an order, judgment or decree approving a petition filed against any Loan Party seeking any reorganization, dissolution or similar relief under any present or future federal, state or other statute, law or regulation relating to bankruptcy, insolvency or other relief for debtors, and such order, judgment or decree shall remain unvacated and unstayed for an aggregate of sixty (60) consecutive days from the first date of entry thereof; or the appointment of any trustee, receiver or liquidator of any Loan Party, or of all or a material part of any Mortgaged Property, or of any membership interest in any Loan Party, without the consent or acquiescence of such Loan Party and such appointment shall remain unvacated and unstayed for an aggregate of sixty (60) consecutive days; (k) the entry by a court of competent jurisdiction of a judgment which requires that all or a material part of any Mortgaged Property be transferred, assigned or otherwise conveyed to the bankruptcy estate of any party or to any successor-in-interest to, or trustee, receiver or liquidator of, any party’s assets under any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future federal, state or other statute, law or regulation relating to bankruptcy, insolvency or other relief for debtors; (l) the issuance of a writ of execution or attachment or any similar process or the levying against all or a material part of or interest in any Mortgaged Property, or the entry of any judgment involving monetary damages in excess of TWENTY-FIVE MILLION and 00/100 DOLLARS ($25,000,000.00) against any Loan Party which shall become a Lien on a Mortgaged Property or any portion thereof or interest therein or any ownership interest in a Loan Party, and such execution, attachment or similar process or judgment is not released, bonded, satisfied, vacated or stayed within sixty (60) days after its entry or levy; (m) the handing down of one or more uninsured final judgments of a court of competent jurisdiction against any Loan Party in excess of an aggregate of TWENTY-FIVE MILLION and 00/100 DOLLARS ($25,000,000.00) unless the same are satisfied or appealed from (with execution or similar process stayed) or bonded over, to the satisfaction of Lender, within sixty (60) days of its/their imposition or entry; (n) except for Permitted Encumbrances, the imposition of any Lien upon any assets of any Loan Party (not expressly and previously consented to by Lender), including any Mortgaged Property, which Lien is not discharged to the reasonable satisfaction Lender within sixty (60) days of its imposition or entry; (o) the entry of any court order which enjoins, restrains or in any way prevents any Loan Party from conducting all or any material part of its business affairs in the Ordinary Course of Business which, unless appealed within any applicable appeal period, is not discharged or vacated within sixty (60) days;

-63- 170746.00003/154854032v.8 (p) the service of any process upon Lender seeking to attach by mesne or trustee process any funds of any Loan Party on deposit with Lender unless such service is fully satisfied, released, vacated, discharged or bonded over within thirty (30) days; (q) the dissolution, termination or winding up of any Loan Party or any Loan Parties’ failure to be a Special Purpose Entity; (r) a Change of Control shall occur; (s) the occurrence of an Event of Default under any Guaranty, or the repudiation or termination of a Guaranty by any Guarantor or Limited Guarantor (except as such termination is specifically permitted under the terms of the Guaranty or otherwise consented to by Lender); (t) any Loan Party receives a cease and desist letter from the U.S. Government in connection with its business operation, subject to any applicable appeal or contest rights pertaining thereto (in which case it shall not be an Event of Default while such appeal or contest rights are being pursued), and unless the subject of such cease and desist letter is cured or otherwise satisfied, released, vacated, discharged or bonded over, or the cease and desist letter is withdrawn, released or vacated, within thirty (30) days of receipt of such letter; (u) any change in the Applicable Laws that makes a Loan Party’s permitted use of the any Mortgaged Property as a Marijuana Establishment illegal under applicable state law, subject to any applicable appeal or contest rights pertaining thereto (in which case it shall not be an Event of Default while such appeal or contest rights are being pursued), and unless any such use is changed so as to no longer be subject to such change or be illegal within thirty (30) days after receipt of notice from Lender of such change in Applicable Law; (v) if any Required Permit and Approval is not renewed or is terminated, revoked or suspended and not reinstated, in each case, within thirty (30) days of such termination, revocation or suspension; (w) a seizure by any governmental authority seeking forfeiture of any Mortgaged Property, and a court forfeiture proceeding has commenced, subject to any applicable appeal or contest rights pertaining thereto (in which case it shall not be an Event of Default while such appeal or contest rights are being pursued), and unless such seizure is released, vacated or discharged within sixty (60) days of such occurrence; (x) (I) any Loan Party shall be found guilty by a court of competent jurisdiction of an act of fraud or shall have been indicted for or convicted of a felony crime, or (II) any Loan Party, or any officer, director, shareholder, manager, or, member thereof or any Key Officer shall have become subject to any civil or criminal prosecution, enforcement, asset forfeiture or any other civil or criminal

-64- 170746.00003/154854032v.8 enforcement action or proceeding brought by (a) any U.S. federal Governmental Authority with respect to an alleged breach of U.S. Federal Cannabis Law or (b) any state or local Governmental Authority with respect to any allege breach of Applicable Marijuana Law that could reasonably be expected to have a Material Adverse Effect, and, with respect to any of the foregoing described in this clause (II), if any of the foregoing can be corrected in the opinion of such Governmental Authority, such Person fails to take corrective action required to satisfy, reinstate or otherwise address any alleged issues within the corrective action period, if any, subject in each case to any applicable appeal or contest rights pertaining thereto; (y) If a Change in Cannabis Law shall occur which restricts any Borrower or Primary Guarantor’s business in any material adverse manner, or cause any Borrower or Primary Guarantor to engage in any Restricted Cannabis Activities; (z) The Loan Party’s shall lose custody or control over all or any material portion of the Collateral; (aa) the occurrence of an Event of Default under clauses (c), (e), (f), (i), (j), (k) or (x), above with respect to any Limited Guarantor; and (bb) Any Loan Party opens any depository account with another financial institution with respect to its operations in any Applicable State without prior written approval from Lender, in its sole discretion; provided, that it shall not be an Event of Default hereunder if a Loan Party opens an Excluded Account. 9.2. Cross-Default. Parent’s or Lender’s receipt of a written notice of an Event of Default under and as defined in the Indenture (or any analogous provisions of any Refinanced Indenture) or any acceleration of the Indenture Indebtedness or any Refinanced Indenture Indebtedness prior to its stated maturity date shall constitute an Event of Default under the Loan Documents, and the Lender shall have all of the rights and remedies available under both the Loan Documents and the Indenture Intercreditor Agreement, at Lender’s election, including without limitation the right to demand payment in full of the Loan and to seek recovery against all security pledged therefor. A default in any of the terms, covenants and conditions of any other mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by any Loan Party (or the payment of which is guaranteed by any Loan Party) whether such Indebtedness or guarantee now exists, or is created after the Closing Date (excluding the Indenture Indebtedness, any Refinanced Indenture Indebtedness, and the Obligations), shall constitute an Event of Default under the Loan Documents if that default: (i) is caused by a failure to make any payment on such Indebtedness when due and prior to the expiration of the grace period, if any, provided in such Indebtedness (a “Payment Default”); or (ii) results in the acceleration of such Indebtedness prior to the stated maturity date for such Indebtedness, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness (excluding the Indenture Indebtedness, any Refinanced Indenture Indebtedness, and the Obligations) under which there has been a Payment Default which remains outstanding or the maturity of which has been so accelerated for a period of thirty (30) days or more, aggregates $50,000,000 or more (or any lesser amount as may be set forth in any analogous provision in any Refinanced Indenture);

-65- 170746.00003/154854032v.8 provided that if any such Payment Default is cured or waived or any such acceleration is rescinded, as the case may be, such Event of Default under this Agreement and any consequential acceleration hereof shall be automatically rescinded, so long as such rescission does not conflict with any judgement or decree. 9.3. Interpretation. Notwithstanding any provision to the contrary contained herein or in any of the other Loan Documents, including without limitation language in any such document which states “upon an occurrence and during the continuance of an Event of Default” or similar language relating to the continuance of an Event of Default, once an Event of Default has occurred, it shall be within the sole and absolute discretion of Lender to determine whether or not to declare an Event of Default and, once Lender has declared an Event of Default, it shall be within the sole and absolute discretion of Lender to deem such Event of Default to remain outstanding regardless of whether or not a Loan Party or Limited Guarantor subsequent to the occurrence of an Event of Default has taken such measures which would have prevented an Event of Default from occurring had such measures been taken prior to the occurrence of an Event of Default. 9.4. Remedies. Upon the occurrence of any Event of Default, Lender may, at Lender’s sole and absolute discretion: (a) terminate borrowing availability under the Loan, (b) declare and cause all or any portion of any Obligations due Lender to be immediately due and payable and may terminate its Bank Products; (c) make any payments with respect to any Obligations or with respect to any obligation of a Borrower to any other Person in connection with the operation of any Mortgaged Property; (d) commence, defend or settle any litigation involving any Loan Party or any other collateral for the Loan, including, without limitation, any Mortgaged Property; (e) subject to and in accordance with the terms set forth in Section 9.5 below, seek and obtain the appointment of a receiver, and/or (f) exercise any right or remedy available to Lender under the Loan Documents, by Applicable Law or otherwise in order to collect the indebtedness due Lender and otherwise enforce Lender’s rights and remedies. Each Loan Party hereby grants Lender an irrevocable power of attorney to act in its name and stead in connection with the foregoing. In addition, each Loan Party hereby authorizes Lender (and its employees and agents) to enter upon any Mortgaged Property for any of the foregoing purposes and hereby waives any claim against Lender (and its employees and agents) arising out of such entry or out of any act carried out pursuant to this Section 9.4 or any other provision of the Loan Documents, except to the extent that such claims relate to any liability arising as a result of Lender’s (or its employees’ or agents’) gross negligence or willful misconduct. Without limiting any other provision hereof, the Loan Parties agree to pay Lender two (2) Business Days after written demand therefor all reasonable costs and expenses incurred by Lender under this Section 9.4 even if the same shall be more than the amount agreed to be advanced hereunder and under the Note. Each power of attorney granted hereunder, being coupled with an interest, shall be irrevocable until the Loan is paid in full and shall not be affected by any disability or incapacity which any Loan Party may suffer and shall survive the same. Each right conferred on Lender by the provisions of this Section 9.4 is provided solely to protect the interests of Lender and shall not impose any duty on Lender to exercise any such right and neither Lender nor such attorney-in-fact shall be liable for any act, omission, error in judgment or mistake of law, except as the same may result from its gross negligence or willful misconduct. In the event that Lender takes possession of any Mortgaged Property, it shall not be obligated to continue the operation of any Mortgaged Property for any period of time longer than

-66- 170746.00003/154854032v.8 Lender shall see fit (in its sole and absolute discretion), and Lender may thereafter, at any time, abandon its efforts and refuse to make further payments for the account of the Loan Parties. 9.5. Receivership as a Remedy. Without limiting the generality of the foregoing or limiting in any way the rights of Lender hereunder or under the other Loan Documents or otherwise under Applicable Law, at any time after the entire principal balance of the Loan shall have become due and payable (whether at maturity, by acceleration, by an Event of Default or otherwise), Lender shall be entitled to apply for and have a receiver appointed under state or federal law by a court of competent jurisdiction in any action taken by Lender to enforce its rights and remedies hereunder and under the other Loan Documents in order to manage, protect, preserve, sell and otherwise dispose of any Mortgaged Property or all or any portion of any collateral granted under any other Loan Document (collectively with any Mortgaged Property, the “Collateral”) and continue the operation of the business of the Loan Parties, and to collect all revenues and profits thereof and apply the same to the payment of all expenses and other charges of such receivership, including the compensation of the receiver, and to the payment of the Loans and other fees and expenses due hereunder and under the Loan Documents as aforesaid until a sale or other Disposition of the Mortgaged Properties or the Collateral shall be finally made and consummated. Each Loan Party, for itself and every other person liable for payment of the Obligations hereby waives, and authorizes Lender to waive, any requirement that a receiver post a bond. TO THE EXTENT PERMITTED BY APPLICABLE LAW (INCLUDING, WITHOUT LIMITATION, APPLICABLE MARIJUANA LAWS, AND SUBJECT TO ANY REQUISITE CONSENTS OR APPROVALS IN CONNECTION THEREWITH) AND IN ACCORDANCE WITH THE TERMS OF THIS SECTION 9.5, EACH LOAN PARTY HEREBY IRREVOCABLY CONSENTS TO THE APPOINTMENT OF A RECEIVER AS PROVIDED ABOVE. EACH LOAN PARTY AGREES THAT, ANY RIGHT TO CONTEST OR OBJECT TO SUCH APPOINTMENT SHALL BE DEEMED WAIVED. EACH LOAN PARTY (I) GRANTS SUCH WAIVER AND CONSENT KNOWINGLY AFTER HAVING DISCUSSED THE IMPLICATIONS THEREOF WITH COUNSEL, (II) ACKNOWLEDGES THAT (A) THE RIGHT TO HAVE A RECEIVER APPOINTED FOR THE FOREGOING PURPOSES IS CONSIDERED ESSENTIAL BY LENDER IN CONNECTION WITH THE ENFORCEMENT OF THE LENDER’S RIGHTS AND REMEDIES HEREUNDER AND UNDER THE OTHER LOAN DOCUMENTS, AND (B) THE AVAILABILITY OF SUCH APPOINTMENT AS A REMEDY UNDER THE FOREGOING CIRCUMSTANCES WAS A MATERIAL FACTOR IN INDUCING THE LENDER TO MAKE THE LOANS TO THE BORROWERS; AND (III) AGREES TO ENTER INTO ANY AND ALL STIPULATIONS IN ANY LEGAL ACTIONS, OR AGREEMENTS OR OTHER INSTRUMENTS IN CONNECTION WITH THE FOREGOING AND TO COOPERATE FULLY WITH THE LENDER IN CONNECTION WITH THE ASSUMPTION AND EXERCISE OF CONTROL BY THE RECEIVER OVER ALL OR ANY PORTION OF THE COLLATERAL. All amounts expended by the Lender in connection with the foregoing, including reasonable attorneys’ fees and expenses, shall be considered Obligations and shall be secured by the Loan Documents.

-67- 170746.00003/154854032v.8 9.6. Remedies Not Exclusive. The enumeration of rights and remedies in the Loan Documents is not intended to be exclusive, and they shall be in addition to and not by way of limitation of such others as Lender may have under the UCC, other Applicable Law, and any and all Loan Documents or other agreements between or among any Loan Party and Lender. Lender shall, in its discretion, determine the choice of rights and remedies and the order in which they shall be exercised and which person, entity or collateral, if any, is to be proceeded against and in which order. The exercise of any right or remedy shall not preclude the exercise of others, all of which shall be cumulative. No act, failure or delay by Lender shall constitute a waiver of any of its rights and remedies. No single or partial waiver by Lender of any provision of the Loan Documents, or breach or default thereunder, or of any right or remedy which Lender may have shall operate as a waiver of any other provision, breach, default, right or remedy or of the same one on a future occasion. 10. SUCCESSORS AND ASSIGNS; PARTICIPATIONS AND ASSIGNMENTS 10.1. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Loan Parties, Lender and their respective successors and assigns, except that the Loan Parties may not assign or transfer any of its rights or obligations under this Agreement or any of the other Loan Documents without the prior written consent of Lender. 10.2. Participations. Lender may, at any time and without the consent of the Loan Parties, sell to one or more Persons (collectively, the “Loan Participants”) participation interests in any Loan owing to Lender, any Loan Commitment of Lender or any other interest of Lender hereunder and under the other Loan Documents, pursuant to a participation agreement in form and substance reasonably acceptable to Lender and duly executed by Lender and such Loan Participant(s). In the event of any such sale by Lender of a participation interest to a Loan Participant, from and after the effective date of such participation agreement, (a) Lender’s obligations under this Agreement to the other parties to this Agreement shall remain unchanged, (b) Lender shall remain solely responsible for the performance thereof, (c) such Lender shall remain the holder of the Loan for all purposes under this Agreement and the other Loan Documents, and (d) the Loan Parties shall continue to deal solely and directly with Lender in connection with Lender’s rights and obligations under this Agreement and the other Loan Documents, as applicable. 10.3. Assignments. Lender may, at any time, assign to any Person (an “Assignee”) all or any part of its rights and obligations under this Agreement and the other Loan Documents, without the consent of the Loan Parties. If Lender only assigns part of its rights and obligations under this Agreement, Lender, to the extent permitted under Applicable Laws, shall remain the agent to the Loan Parties while Lender retains any part of its rights and obligations under the Loan Documents. In the event of any such assignment by Lender of an interest to an Assignee, from and after the effective date of such assignment, (i) the Assignee thereunder shall be a party hereto and have the rights and obligations of Lender hereunder, and (ii) Lender shall be released from its obligations under this Agreement (and, in the case of an assignment covering all or the remaining portion of Lender’s rights and obligations under this Agreement, Lender shall cease to be a party hereto). Upon the effective date of such assignment, and if required by any Assignee, the Borrowers shall execute and deliver to the Assignee, a new Note to the order of the Assignee in an amount equal to such Assignee’s Loan Commitment. Such new Note shall be dated as of the effective date

-68- 170746.00003/154854032v.8 of the assignment and all amounts due and payable thereunder shall only accrue from and be payable after the effective date of the assignment and shall otherwise be in the same form as the Note replaced thereby. In no event shall there be duplication of payments due to any assigning Lender or the Assignee under any Note. The Note replaced thereby shall be marked “cancelled” and returned to the Borrowers with a legend indicating that it has been replaced. In addition to the assignments permitted under this Section 10.3, Lender may assign and pledge all or any portion of the Loan to any Federal Reserve Lender as collateral security pursuant to Regulation A of the Board of Governors and any Operating Circular issued by the Federal Reserve Lender. No such assignment shall release Lender from its obligations hereunder. 11. ADDITIONAL PROVISIONS 11.1. Interpretation. All capitalized terms not defined herein but defined in the other Loan Documents shall have the meanings given to such terms in the other Loan Documents. All exhibits to this Agreement are hereby incorporated herein by reference. The use of the singular of terms which are defined in the plural shall mean and refer to any one of the matters or items included in such definition. Use of the connective “or” is not intended to be exclusive; the term “may not” is intended to be prohibitive and not permissive; use of “includes” and “including” is intended to be interpreted as expansive and amplifying and not as limiting in any way; and pronouns used herein shall be deemed to include the singular and the plural and all genders. 11.2. Time of Essence. Time is of the essence in connection with all obligations of Loan Parties under this Agreement and the other Loan Documents. 11.3. Amendment. This Agreement and the Loan Documents cannot be amended, modified, waived, changed, discharged or terminated orally, but only by an instrument in writing signed by the Person against whom enforcement of any amendment, modification, waiver, change, discharge or termination is sought; provided, however, that only the consent of the parties to a Bank Product agreement shall be required for any modification of such agreement. 11.4. Survival of Representations and Warranties. All agreements, representations and warranties made by any Loan Party in this Agreement, any other Loan Documents or certificate or other documents delivered to Lender in connection therewith shall survive the execution and delivery of this Agreement. All of the terms, representations, warranties and provisions of this Agreement shall be binding upon and inure to and be enforceable by and against the respective successors and assigns of the parties hereto whether so expressed or not. 11.5. Counterparts. This Agreement may be executed in two or more counterparts and each executed copy shall constitute but one and the same instrument. Delivery by telecopier or other electronic transmission of an executed counterpart of a signature page to this Agreement and each other Loan Document shall be effective as delivery of an original executed counterpart of this Agreement and such other Loan Document. The Lender may also require that any such documents and signatures delivered by telecopier or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature delivered by telecopier or other electronic transmission.

-69- 170746.00003/154854032v.8 11.6. Partial Invalidity. If any provision of this Agreement or portion of such provision, or the application thereof to any Person or circumstance, shall to any extent be held invalid or unenforceable, the remainder of this Agreement or the remainder of such provision and the application thereof to other Persons or circumstances (other than those as to which it is held invalid or unenforceable) shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law. 11.7. Governing Law; Consent to Jurisdiction. This Agreement shall be deemed to be a contract made under the laws of The Commonwealth of Massachusetts wherein it is executed and delivered by Lender and for all purposes shall be construed in accordance with the laws of said Commonwealth without giving effect to the conflict of law provisions thereof. Each Loan Party hereby submits to the exclusive personal jurisdiction of the United States District Court for the District of Massachusetts or any state court sitting in The Commonwealth of Massachusetts in connection with any action, suit or proceeding Lender may at any time wish to file in connection with this Agreement and/or any other Loan Document and any other related matter concerning the relationship of Lender and the Loan Parties; provided, that nothing in this Agreement or in any other Loan Document shall affect the right of Lender to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or any Limited Guarantor or their properties in the courts of any other jurisdiction in connection with the exercise of any of its rights under this Agreement or any other Loan Document. Each Loan Party hereby waives any objection that it may now or hereafter have to the venue of any such suit or any such court. In addition, each Loan Party agrees to service of process in any such suit being made upon it by mail in accordance with Section 11.11 herein. 11.8. Jury Waiver. TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH LOAN PARTY AND LENDER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER LOAN DOCUMENTS OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS WAIVER CONSTITUTES A MATERIAL INDUCEMENT FOR LENDER TO MAKE THE LOAN. 11.9. Headings. The headings of the Sections of this Agreement have been inserted for convenience and shall not modify, define, limit or expand the express provisions of this Agreement. 11.10. Inspection. Subject to any restrictions in the Applicable Marijuana Laws, Lender and its agents shall have the right at any time and from time to time upon reasonable prior written notice to a Borrower-Agent (except in the case of an emergency or during the existence and continuance of an Event of Default, in which case no prior notice shall be required) to inspect any Mortgaged Property, the other Collateral and all books and records pertaining thereto, including, without implied limitations, pursuant to the terms of the Environmental Indemnity Agreement, as well as to review and/or audit any accounts, books and records (subject to applicable confidentiality laws or requirements any Applicable Marijuana Laws) relating to or affecting any Mortgaged Property or other Collateral which are maintained by any Loan Parties or any of the Loan Parties’ employees, officers or agents (including, without limitation, accountants) and, in

-70- 170746.00003/154854032v.8 connection with such review and audit, to make copies of all such accounts, records and books and to discuss the same with the Loan Parties’ officers, employees and agents (including, without limitation, accountants). Provided that there does not exist an Event or Default or other condition or situation which Lender reasonably believes to constitute an emergency, Lender shall use its best efforts to complete such inspection, review or audit with minimal disruption of or interference to the operations of the Loan Parties and any Mortgaged Property, each Loan Party agreeing that in the case of any review or audit to assemble and make available to Lender and its agents all accounts, books and records at its principal place of business. Except as limited pursuant to Section 7.15 hereof with respect to field examinations, the Loan Parties shall reimburse the Lender for any reasonable costs and expenses incurred by the Lender in connection with any such examinations, inspections or audits. 11.11. Notices. (a) Notice Generally. Whenever the Loan Parties or Lender shall desire to give or serve any notice, demand, request or other communication with respect to this Agreement or any of the other Loan Documents (including, without limitation, a notice of default pursuant to this Agreement), each such notice, demand, request or other communication shall be in writing and shall be deemed to have been duly given if sent addressed to the notice addresses for such parties set forth below by hand delivery, by Federal Express or other reputable overnight courier, by certified mail, postage prepaid, return receipt requested, or subject to Section 11.11(b) below, electronic mail, in any case, with copies as follows: If to a Loan Party: c/o Curaleaf, Inc. 290 Harbor Drive Stamford, Connecticut 06902 Attn: Ed Kremer Peter Clateman, Esq. Lauren Forenza, Esq. Email: [Redacted - email address] [Redacted - email address] [Redacted - email address] With a copy to: Gesmer Updegrove LLP 40 Broad Street Boston, Massachusetts 02109 Attn: Sarah Richmond, Esq. Sean W. Gilligan, Esq. Email: [Redacted - email address] [Redacted - email address]

-71- 170746.00003/154854032v.8 If to Lender: With a copy to: Needham Bank 214 Garden Street Needham, Massachusetts 02492 Attn: Michelle L. Haughton, Vice President Email: [Redacted - email address] Blank Rome LLP 125 High Street Boston, Massachusetts 02110 Attn: Frank Segall, Esq. and Caitlin Barrett, Esq. Email: [Redacted - email address]; Any party may at any time change its address for such notices by delivering to the other parties hereto, as aforesaid, a notice of such change. Notices hereunder shall be deemed given on the same day if delivered by hand, or on the date shown on the receipt of the delivery service that such notice was actually delivered or refused during normal business hours with written evidence of such delivery or refusal with respect to delivery by Federal Express or other recognized overnight courier or by certified mail. (b) Electronic Communications. Notices and other communications hereunder may be delivered or furnished by electronic communication (including e mail and Internet or intranet websites) pursuant to procedures approved by the Lender; provided that unless the Lender otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by return e-mail or other written acknowledgement); provided further that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor. 11.12. Defeasance. Upon the Payment in Full of the Obligations at a time when the Borrowers have no right to any future extension of credit under the Loan Documents, (a) this Agreement shall terminate and be of no further force or effect, and (b) upon the request of the Loan Parties and at their expense, the Lender shall execute and deliver such documents and take such other steps as may be reasonably necessary to evidence termination of its security interests in the Collateral. 11.13. Indemnification. Each Loan Party shall indemnify the Lender, its officers, directors, employees, agents, Subsidiaries, and Affiliates (collectively, the “Indemnified Parties”) against, and hold the Indemnified Parties harmless from, any and all losses, claims, cost recovery actions, damages, expenses and liabilities of whatsoever nature or kind and all reasonable out-of-pocket expenses (including due diligence expenses, travel expenses and reasonable fees, charges and [Redacted - email address]

-72- 170746.00003/154854032v.8 disbursements of counsel) and all applicable taxes to which any of the Indemnified Parties may become subject arising out of, or in connection with, (i) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder, and the consummation of the transactions contemplated by the Loan Documents, (ii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any of the Indemnified Parties is a party thereto, and (iii) any other aspect of this Agreement and the other Loan Documents, provided that such indemnification shall not be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and non- appealable judgment to have resulted from the gross negligence or willful misconduct of any of the Indemnified Parties. Notwithstanding anything to the contrary contained herein, this indemnity shall survive the repayment of the Obligations and the termination of the Lender’s agreement to make Loans available to the Borrowers and the termination of this Agreement. 11.14. Conflicts. To the extent that any provision of this Agreement is inconsistent with any corresponding provision in any of the other Loan Documents, then the Loan Parties shall be bound by the more restrictive provision. To the extent possible, however, provisions of this Agreement and the other Loan Documents shall be interpreted to complement and supplement each other and the absence of any provision or portion thereof in one such Loan Document shall not be deemed to be an inconsistent provision with the other such Loan Document which contains such provisions or portion thereof. Notwithstanding the foregoing, in no event shall there be deemed cumulative any rights of the Loan Parties under the Loan Documents relative to applicable notice and cure periods. 11.15. Appointment of Borrower-Agents; Nature and Extent of Each Borrower’s Liability. (a) All Obligations, representations, warranties, covenants, and indemnities set forth in the Loan Documents to which a Borrower is a party shall be joint and several. Each Borrower hereby represents and warrants that the Borrower-Agents provide valuable financial, management and administrative services for each Borrower, and each Borrower is Affiliates of one another, and therefore each Borrower has determined that it is advantageous and convenient for it to enter into this Agreement on a basis of joint and several liability and to designate as its agent to effect borrowings and other extensions of credit under this Agreement and to distribute the proceeds of borrowings to it, and each Borrower, by entering into this Agreement, desires and intends to induce the Lender to enter into this Agreement. Each Borrower is accepting joint and several liability hereunder and under the other Loan Documents in consideration of the financial accommodations to be provided by the Lender under this Agreement, for the mutual benefit, directly and indirectly, of each Borrower and in consideration of the undertakings of each other Borrower to accept joint and several liability for the Obligations. If and to the extent that any Borrower shall fail to make any payment with respect to any of the Obligations as and when due or to perform any of the Obligations in accordance with the terms thereof, then in each such event the other Borrowers will make such payment with respect to, or perform, such Obligation. (b) Each Borrower hereby irrevocably appoints each Borrower-Agent as its agent to effect borrowings, obtain other extensions of credit and to execute instruments and documents and take other actions in the name, or on behalf of, but not as a lender to, each Borrower, as provided

-73- 170746.00003/154854032v.8 or contemplated in this Agreement. Each Borrower represents and covenants that all requests for advances under this Agreement shall be made solely by either Borrower-Agent as agent for each Borrower, and that the authority of a Borrower-Agent so to request advances on behalf of, and to bind, each Borrower, shall continue unless and until (i) the Lender actually receives written notice of the termination of such authority signed by an authorized officer each Borrower, (ii) this Agreement has been terminated, and (iii) all Obligations of the Borrowers have been paid or otherwise satisfied. In performing its duties under this appointment, a Borrower-Agent shall be acting solely as a conduit for money transfers between the Lender and the Borrower, and a Borrower-Agent shall not make, nor shall it be construed as making, any loans or advances of money under this Agreement to any Borrower. Except as otherwise expressly provided in this Agreement, each Borrower hereby waives notice of acceptance of its joint and several liability, notice of any Loans issued under or pursuant to this Agreement, notice of the occurrence of any Event of Default, or of any demand for any payment under this Agreement, notice of any action at any time taken or omitted by the Lender under or in respect of any of the Obligations, any requirement of diligence or to mitigate damages and, generally, to the extent permitted by applicable law, all demands, notices and other formalities of every kind in connection with this Agreement (except as otherwise provided in this Agreement). Lender shall have the right, in its discretion, to deal exclusively with any Borrower-Agent for all purposes under the Loan Documents. Each Loan Party agrees that any communication or delivery by or to either Borrower Agent, and action, omission or undertaking by either Borrower-Agent shall be binding upon and enforceable against such Loan Party. (c) Each Borrower further agrees and acknowledges that any advances which may be made by the Lender under the credit facilities provided under this Agreement may be made directly to either Borrower-Agent for use only by each Borrower (subject to the limitations contained elsewhere in this Agreement). Without limiting the foregoing, each Borrower acknowledges that it shall be directly indebted to the Lender for each Advance distributed to it by a Borrower-Agent as if each such Advance had been made directly to such Borrower which received such proceeds (whether or not the subject advance was based upon the Collateral of such Borrower which actually received such Advance), in addition to which the other Borrower shall be jointly and severally obligated to the Lender in that amount. (d) The Lender shall have no responsibility to inquire as to the distribution of any Loan advances made by the Lender through a Borrower-Agent as described herein. The provisions of this Section 11.15 are made for the benefit of the Lender and its respective successors and assigns, and may be enforced by it or them from time to time against any Borrower as often as occasion therefor may arise and without requirement on the part of the Lender, or its successors or assigns first to marshal any of its or their claims or to exercise any of its or their rights against any Borrower or to exhaust any remedies available to it or them against any Borrower or to resort to any other source or means of obtaining payment of any of the Obligations hereunder or to elect any other remedy. (e) The Borrower-Agents and each Borrower agrees, jointly and severally, to indemnify, defend, and to hold the Lender and its affiliate and its designee harmless from and against any liability, claim, demand, expense, or loss made against the Lender or its affiliates and/or its designees on account of, or arising out of, this Agreement and the transactions contemplated hereby, the Lender or its affiliates and/or its designee’s reliance upon loan requests

-74- 170746.00003/154854032v.8 submitted by a Borrower-Agent and any other action taken by the Lender or its affiliate and/or its designee hereunder or under any of the Loan Documents or any other agreement with a Borrower- Agent and/or any Borrower and/or any other Person, other than for claims based solely on Lender’s gross negligence and willful misconduct. (f) Until the Obligations have been Paid in Full and this Agreement has been terminated, each Loan Party hereby agrees that it will not enforce any of its rights of contribution or subrogation against any other Loan Party with respect to any liability incurred by it hereunder or under any of the other Loan Documents, any payments made by it to the Lender with respect to any of the Obligations or any collateral security therefor until such time as all of the Obligations have been Paid in Full. Any claim which any Loan Party may have against any other Loan Party with respect to any payments to the Lender hereunder or under any other Loan Documents are hereby expressly made subordinate and junior in right of payment, without limitation as to any increases in the Obligations arising hereunder or thereunder, to the prior Payment in Full of the Obligations and, in the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceeding under the laws of any jurisdiction relating to any Loan Party, its debts or its assets, whether voluntary or involuntary, all such Obligations shall be Paid in Full before any payment or distribution of any character, whether in cash, securities or other property, shall be made to any other Loan Party therefor. (g) Each Loan Party hereby agrees that, the payment of any amounts due with respect to any indebtedness owing by any Loan Party to any other Loan Party is hereby subordinated to the prior Payment in Full of the Obligations. Each Loan Party hereby agrees that after the occurrence and during the continuance of any Event of Default, such Loan Party will not demand, sue for or otherwise attempt to collect any indebtedness of any other Loan Party owing to such Loan Party until the Obligations shall have been Paid in Full. If, notwithstanding the foregoing sentence, such Loan Party shall collect, enforce or receive any amounts in respect of such indebtedness, such amounts shall be collected, enforced and received by such Loan Party as trustee for the Lender, and such Loan Party shall deliver any such amounts to the Lender, for application to the Obligations. 11.16. Rock Rose Compassionate Care, LLC. Notwithstanding anything to the contrary herein, neither this Agreement nor any other Loan Document, including the Security Agreement or any Guaranty, shall become effective with respect to Rock Rose Compassionate Care, LLC, a Texas limited liability company (“Rock Rose”) until such entity obtains the necessary Permits to operate as a marijuana cultivator, product manufacturer, or retail facility, as applicable, in the State of Texas (the “Specified Date”). On the Specified Date, Rock Rose shall execute a joinder to this Agreement, a Guaranty, a Security Agreement and such other Loan Documents necessary to join Rock Rose as a Guarantor to the Loan Documents and grant and perfect a first priority Lien in favor of Lender on its Property, in each case, in form and substance satisfactory to Lender. Any time following the Specified Date, the Lender is authorized to, and shall file a Uniform Commercial Code financing statement with respect to the Collateral of Rock Rose, and Rock Rose shall deliver to Lender such other documents or information as Lender may request in order to perfect the security interest granted by the Security Agreement and any other Loan Documents. To the extent Rock Rose does not obtain the aforementioned Permits and otherwise does not own any assets or conduct any operations, the Loan Parties may dissolve Rock Rose.

-75- 170746.00003/154854032v.8 11.17. Effect of Amendment and Restatement; No Novation. Upon the effectiveness of this Agreement, the Original Loan Agreement shall be amended and restated in its entirety by this Agreement. The Original Obligations shall continue in full force and effect, and the effectiveness of this Agreement shall not constitute an extinguishment, discharge, satisfaction, novation or repayment of the Original Obligations. Such Original Obligations, together with any and all additional Obligations incurred by any Loan Party under this Agreement or under any of the other Loan Documents, shall continue to be secured by, among other things, the applicable portions of the Collateral, whether now existing or hereafter acquired and wheresoever located, all as more specifically set forth in the Loan Documents. Each Loan Party hereby reaffirms its obligations, liabilities, grants of security interests, pledges and the validity of all covenants by it contained in any and all Loan Documents, as amended, supplemented or otherwise modified by this Agreement and by the other Loan Documents delivered prior to the Closing Date. Any and all references in any Loan Document to the Original Loan Agreement shall be deemed to be amended to refer to this Agreement. 12. CANNABIS LAWS 12.1. Each Borrower and Lender acknowledge that although certain Applicable Marijuana Laws have legalized the cultivation, distribution, sale and possession of Cannabis, (a) the nature and scope of U.S. Federal Cannabis Laws may result in circumstances where activities permitted under Applicable Marijuana Laws, may contravene U.S. Federal Cannabis Laws and (b) engagement in Restricted Cannabis Activities may contravene U.S. Federal Cannabis Law. Accordingly, for the purpose hereof, and notwithstanding anything to the contrary contained in this Agreement, each representation, covenant and other provision hereof relating to compliance with Applicable Laws will be subject to the following: (i) engagement in any activity that is Permitted Cannabis Business, and in respect to which the applicable Governmental Authorities have agreed, or are bound by any future Applicable Laws, to forego or have otherwise suspended prosecution and/or enforcement of such U.S. Federal Cannabis Laws, will not, in and of itself, be deemed to be non-compliance with Applicable Laws; (ii) engagement in any Restricted Cannabis Activity will be deemed to be non-compliance with Applicable Laws; (iii) no party hereto shall have any right of rescission or amendment to this Agreement arising out of or relating to any non-compliance with U.S. Federal Cannabis Law to the extent that such non- compliance, and the remedies of Governmental Authorities associated with such non-compliance, exist as of the date of this Agreement, as determined in the Lender’s sole, but reasonable discretion, unless such non-compliance also constitutes a violation of Applicable Marijuana Laws; and (iv) no party shall seek to enforce the provisions hereof in federal court unless and until the parties have reasonably determined that the applicable state laws, rules and regulations are fully compliant with U.S. Federal Cannabis Laws. Nothing contained in this Agreement shall require the parties to violate any provisions of Applicable Marijuana Laws or attending regulations, as applicable. 12.2. The grants of rights, powers and authorities herein or in any other Loan Document by the Borrowers as to access to the properties or books or records of the Borrowers or the exercise of any rights or remedies that may result in the Lender being considered an owner or person exercising control over the Borrowers may only be exercised to the extent that the Lender is acting in accordance with, and has obtained any approvals or permits required by, Applicable Marijuana

-76- 170746.00003/154854032v.8 Laws, and the Borrowers’ representations as to such grants and such exercise are made subject to Applicable Marijuana Laws and Lender’s compliance therewith. Therefore, to the extent that having or being vested in any such rights, powers or authorities pursuant to this Agreement or any other Loan Document (whether before or after an Event of Default) results in the Lender being required to obtain approval from Cannabis Authorities prior to possessing, being vested in or exercising such rights, then Lender must obtain such approval(s) and comply with Applicable Marijuana Laws prior to having or exercising such rights or powers, and the Borrowers shall cooperate with such efforts by the Lender and take all reasonable action necessary to obtain such approvals or compliance at any time that the Lender reasonably requests. THIS SECTION 12.2 WILL GOVERN NOTWITHSTANDING ANY PROVISION TO THE CONTRARY OR IN CONFLICT WITH ANY OTHER PROVISION OF THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT. NOTWITHSTANDING THE FOREGOING, EACH BORROWER ACKNOWLEDGES, AGREES, REPRESENTS AND WARRANTS THAT, TO THE BEST OF ITS KNOWLEDGE, THE INCURRENCE OF MONETARY OBLIGATIONS UNDER THE LOAN DOCUMENTS AND THE PLEDGE OF COLLATERAL UNDER THE LOAN.

-77- 170746.00003/154854032v.8 DOCUMENTS DO NOT VIOLATE ANY APPLICABLE MARIJUANA LAWS. [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

[SIGNATURE PAGE – LOAN AGREEMENT] IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of the date first written above. BORROWERS (alphabetical): CURALEAF COLUMBIA, LLC, a Maryland limited liability company By: CURALEAF, INC., its member-manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CURALEAF CUYAHOGA FALLS, LLC, an Ohio limited liability company By: GR COMPANIES, INC., its member- manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CURALEAF FLORIDA, LLC, a Florida limited liability company By: PALLIATECH FLORIDA, INC., its member- manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CURALEAF MD, LLC, a Maryland limited liability company By: CURALEAF, INC., its member-manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary

[SIGNATURE PAGE – LOAN AGREEMENT] CURALEAF NEWARK LLC, an Ohio limited liability company By: GR COMPANIES, INC., its member- manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CURALEAF OGT, INC., a Delaware corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary FOCUSED EMPLOYER, INC., a Delaware corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary MARYLAND COMPASSIONATE CARE AND WELLNESS, LLC, a Maryland limited liability company By: GR COMPANIES, INC., its member- manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary M HEALTH, LLC, a Maryland limited liability company By: CURALEAF, INC., its member-manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary

[SIGNATURE PAGE – LOAN AGREEMENT] PARENT (alphabetical): CURALEAF HOLDINGS, INC. By: (signed) Ed Kremer Name: Ed Kremer Title: Chief Financial Officer GUARANTOS (alphabetical): ABSOLUTE HEALTHACARE, INC., an Arizona corporation By: (signed) Peter Clateman Name: Peter Clateman Title: Vice President AES APPLICATIONS CB, LLC, an Illinois limited liability company By: GR COMPANIES, INC., its member- manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary AES COMPASSIONATE CARE LLC, a Pennsylvania limited liability company By: GR COMPANIES, INC., its member- manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary

[SIGNATURE PAGE – LOAN AGREEMENT] ALL REBEL ROCKERS, INC., an Arizona corporation By: (signed) Peter Clateman Name: Peter Clateman Title: Vice President ATGII INVESTMENTS, LLC, a Delaware limited liability company By: (signed) Robert Sciarrone Name: Robert Sciarrone Title: Manager CATALINE HILLS BOTANICAL CARE, INC., an Arizona corporation By: (signed) Peter Clateman Name: Peter Clateman Title: Vice President CB HEALTH SERVICES LLC, a Pennsylvania limited liability company By: AES APPLICATIONS CB, LLC, its member- manager By: GR COMPANIES, INC., its member- manager of AES APPLICATIONS CB, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary

[SIGNATURE PAGE – LOAN AGREEMENT] CLF AZ MANAGEMENT, LLC, an Arizona limited liability company By: CLF AZ, INC., its member-manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CLF NY, INC., a Delaware corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary COMPASS VENTURES INC., an Illinois corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CLF AZ LLC, an Arizona limited liability company By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CURALEAF, INC., a Delaware corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary

[SIGNATURE PAGE – LOAN AGREEMENT] CURALEAF JUSTICE 2ND SITE LLC, an Illinois limited liability company By: JUSTICE 2ND SITE HOLDING COMPANY, LLC, its member-manager By: WCCC, LLC, as the member-manager of JUSTICE 2ND SITE HOLDING COMPANY, LLC By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By:GR COMPANIES, INC, as the member- manager of WCCC HOLDINGS I, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CURALEAF JUSTICE LLC, an Illinois limited liability company By: JUSTICE DISPENSARY HOLDING COMPANY, LLC, its member-manager By: WCCC, LLC, as the member-manager of JUSTICE DISPENSARY HOLDING COMPANY, LLC By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By:GR COMPANIES, INC, as the member- manager of WCCC HOLDINGS I, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CURALEAF MASSACHUSETTS, INC., a Massachusetts corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary

[SIGNATURE PAGE – LOAN AGREEMENT] CURALEAF MILFORD, INC., a Connecticut corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CURALEAF NJ II, INC., a Delaware corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CURALEAF NORTH SHORE, INC., a Massachusetts corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CURALEAF NY, LLC, a New York limited liability company By: CLF NY INC., its member-manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary

[SIGNATURE PAGE – LOAN AGREEMENT] CURALEAF PA, LLC, a Delaware limited liability company By: CURALEAF INC., its member-manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CURALEAF UT, LLC, a Delaware limited liability company By: CURALEAF INC., its member-manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CURALEAF WORTH 2ND SITE LLC, an Illinois limited liability company By: WORTH 2ND SITE HOLDING COMPANY, LLC, its member-manager By: WCCC, LLC, as the member-manager of WORTH 2ND SITE HOLDING COMPANY, LLC By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC., as the member- manager of WCCC HOLDINGS I, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary

[SIGNATURE PAGE – LOAN AGREEMENT] CURALEAF JUSTICE LLC, an Illinois limited liability company By: WORTH DISPENSARY HOLDING COMPANY, LLC, its member-manager By: WCCC, LLC, as the member-manager of WORTH DISPENSARY HOLDING COMPANY, LLC By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC, as the member- manager of WCCC HOLDINGS I, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary DEVINE DESERT HEALING, INC., an Arizona corporation By: (signed) Peter Clateman Name: Peter Clateman Title: Vice President DUBOIS WELLNESS CENTER LLC, a Pennsylvania limited liability company By: AES COMPASSIONATE CARE, LLC, its member-manager By: GR COMPANIES, INC., its member- manager of AES COMPASSIONATE CARE, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary

[SIGNATURE PAGE – LOAN AGREEMENT] GR COMPANIES, INC., a Delaware corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary GR HOLDINGS OH-ND, LLC, an Illinois limited liability company By: GR COMPANIES, INC., its member- manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary GR VENDING ND DISPENSARY 3, LLC, a North Dakota limited liability company By: GR HOLDINGS OH-ND, LLC, its member- manager By: GR COMPANIES INC., as member-manager of GR HOLDINGS OH-ND, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary GR VENDING ND DISPENSARY 4, LLC, a North Dakota limited liability company By: GR HOLDINGS OH-ND, LLC, its member- manager By: GR COMPANIES INC., as member-manager of GR HOLDINGS OH-ND, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary

[SIGNATURE PAGE – LOAN AGREEMENT] GR VENDING ND DISPENSARY 5, LLC, a North Dakota limited liability company By: GR HOLDINGS OH-ND, LLC, its member- manager By: GR COMPANIES INC., as member-manager of GR HOLDINGS OH-ND, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary GR VENDING ND DISPENSARY 6, LLC, a North Dakota limited liability company By: GR HOLDINGS OH-ND, LLC, its member- manager By: GR COMPANIES INC., as member-manager of GR HOLDINGS OH-ND, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary GR VENDING ND, LLC, a North Dakota limited liability company By: GR HOLDINGS OH-ND, LLC, its member- manager By: GR COMPANIES INC., as member-manager of GR HOLDINGS OH-ND, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary

[SIGNATURE PAGE – LOAN AGREEMENT] GREENHOUSE GROUP, LLC, an Illinois limited liability company By: GR COMPANIES, INC., its member- manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary HEALING HEALTHCARE 3, INC., LLC, an Arizona corporation By: (signed) Peter Clateman Name: Peter Clateman Title: Vice President JUSTICE 2ND SITE HOLDING COMPANY, LLC, an Illinois limited liability company By: WCCC, LLC, as the member-manager By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By:GR COMPANIES, INC, as the member- manager of WCCC HOLDINGS I, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary JUSTICE DISPENSARY HOLDING COMPANY, LLC, an Illinois limited liability company By: WCCC, LLC, as the member-manager By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC, as the member- manager of WCCC HOLDINGS I, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary

[SIGNATURE PAGE – LOAN AGREEMENT] K GROUP PARTNERS, LLC, an Arizona limited liability company By: (signed) Peter Clateman Name: Peter Clateman Title: Manager LBA HOLDINGS LLC, a Pennsylvania limited liability company By: AES COMPASSIONATE CARE, LLC its member-manager By: GR COMPANIES, INC., as the member- manager of AES COMPASSIONATE CARE, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary LEBANON WELLNESS CENTER LLC, a Pennsylvania limited liability company By: AES COMPASSIONATE CARE, LLC its member-manager By: GR COMPANIES, INC., as the member- manager of AES COMPASSIONATE CARE, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary NATURAL HERBAL REMEDIES, INC., an Arizona corporation By: (signed) Peter Clateman Name: Peter Clateman Title: Vice President

[SIGNATURE PAGE – LOAN AGREEMENT] NATURAL REMEDY PATIENT CENTER, LLC, an Arizona limited liability company By: (signed) Peter Clateman Name: Peter Clateman Title: Manager PALLIATECH CT, INC., a Delaware corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary PALLIATECH FLORIDA, INC., a Delaware corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary PHYTOTHERAPEUTICS OF TUCSON, LLC, an Arizona limited liability company By: (signed) Peter Clateman Name: Peter Clateman Title: Manager PP WELLNESS CENTER, INC., an Arizona corporation By: (signed) Peter Clateman Name: Peter Clateman Title: Manager

[SIGNATURE PAGE – LOAN AGREEMENT] WCC HOLDINGS I, LLC, an Illinois limited liability company By: GR COMPANIES, INC., its member- manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary WCC HOLDINGS I, LLC, an Illinois limited liability company By: WCC HOLDINGS I, LLC, its member- manager By: GR COMPANIES, INC., as the member- manager of WCC HOLDINGS I, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary WORTH 2ND SITE HOLDING COMPANY, LLC, an Illinois limited liability company By: WCCC, LLC, its member-manager # By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC., as the member- manager of WCCC HOLDINGS I, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary

[SIGNATURE PAGE – LOAN AGREEMENT] WORTH DISPENSARY HOLDING COMPANY, LLC, an Illinois limited liability company By: WCCC, LLC, its member-manager # By: WCCC HOLDINGS I, LLC, as the member- manager of WCCC, LLC By: GR COMPANIES, INC., as the member- manager of WCCC HOLDINGS I, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary ARIZONA NATURES WELLNESS, INC., an Arizona corporation By: (signed) Peter Clateman Name: Peter Clateman Title: Vice President AZCL1, INC., an Arizona corporation By: (signed) Peter Clateman Name: Peter Clateman Title: Vice President BLOOM MASTER FUND I, LLC., a Delaware limited liability company By: (signed) Peter Clateman Name: Peter Clateman Title: Manager

[SIGNATURE PAGE – LOAN AGREEMENT] CLF AZ HOLDINGS, LLC, an Arizona limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: (signed) Peter Clateman Name: Peter Clateman Title: Manager CLF AZ SPV, INC, a Delaware corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Secretary and Treasurer INFINITE AUXILIARY LLC, a Delaware limited liability company By: BLOOM MASTER FUND I, LLC, its manager By: (signed) Peter Clateman Name: Peter Clateman Title: Manager PINAL COUNTY WELLNESS CENTER, INC., an Arizona corporation By: (signed) Peter Clateman Name: Peter Clateman Title: Vice President ZONACARE, INC., an Arizona corporation By: (signed) Peter Clateman Name: Peter Clateman Title: Vice President

[SIGNATURE PAGE – LOAN AGREEMENT] AMSBURY HOLDINGS MEDICAL 2, INC., a Maine corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary AMSBURY HOLDINGS MEDICAL 3, INC., a Maine corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CURALEAF GROTON, LLC, a Connecticut limited liability company By: GR COMPANIES, INC., its member- manager By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary CURALEAF HARTFORD, INC., a Connecticut corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary DESERT WELLNESS, LLC, a Utah limited liability company By: CURALEAF UT, LLC its member-manager # By: CURALEAF, INC., as the member-manager of CURALEAF UT, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary

[SIGNATURE PAGE – LOAN AGREEMENT] PRIMARY ORGANIC THERAPY, INC., a Maine corporation By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary PPURE UT, LLC, a Utah limited liability company By: DESERT WELLNESS, LLC its member- manager # By: CURALEAF UT, LLC, as the member- manager of DESERT WELLNESS, LLC By: CURALEAF, INC., as the member-manager of CURALEAF UT, LLC By: (signed) Ed Kremer Name: Ed Kremer Title: Treasurer and Secretary THE KIND RELIEF, INC., an Arizona corporation By: (signed) Luke Flood Name: Luke Flood Title: President WHOA QC, INC., an Arizona corporation By: (signed) Luke Flood Name: Luke Flood Title: President [SIGNATURES CONTINUED ON NEXT PAGE]

[SIGNATURE PAGE – LOAN AGREEMENT] LENDER NEEDHAM BANK, a Massachusetts co-operative bank By: (signed) Michelle L. Haughton Name: Michelle L. Haughton Title: Vice President

170746.00003/154854032v.8 ANNEX A Guarantors 1. PalliaTech Florida, Inc. 2. GR Companies, Inc. 3. Curaleaf Inc. 4. Absolute Healthcare, Inc. 5. AES Applications CB, LLC 6. AES Compassionate Care LLC 7. All Rebel Rockers, Inc. 8. Catalina Hills Botanical Care, Inc. 9. CB Health Services LLC 10. CLF AZ Management, LLC 11. CLF NY, Inc. 12. Compass Ventures Inc. 13. Cura AZ LLC 14. Curaleaf Justice, LLC 15. Curaleaf Justice 2nd Site, LLC 16. Curaleaf Massachusetts, Inc. 17. Curaleaf Milford, Inc. 18. Curaleaf NJ II, Inc. 19. Curaleaf North Shore, Inc. 20. Curaleaf NY, LLC 21. Curaleaf PA, LLC 22. Curaleaf UT, LLC 23. Curaleaf Worth, LLC 24. Curaleaf Worth 2nd Site LLC 25. Devine Desert Healing, Inc. 26. DuBois Wellness Center, LLC 27. GR Holdings OH-ND, LLC 28. GR Vending ND, LLC 29. GR Vending ND Dispensary 3, LLC 30. GR Vending ND Dispensary 4, LLC 31. GR Vending ND Dispensary 5, LLC 32. GR Vending ND Dispensary 6, LLC 33. Greenhouse Group, LLC 34. Healing Healthcare 3, Inc. 35. Justice Dispensary Holding Company LLC 36. Justice 2nd Site Holding Company, LLC 37. K Group Partners, LLC 38. LBA Holdings, LLC 39. Lebanon Wellness Center, LLC 40. Natural Herbal Remedies, Inc. 41. Natural Remedy Patient Center, LLC 42. Palliatech CT, Inc. 43. Phytotherapeutics of Tucson, LLC

170746.00003/154854032v.8 44. PP Wellness Center, Inc. 45. WCCC, LLC 46. WCCC Holdings, LLC 47. Worth Dispensary Holding Company, LLC 48. Worth 2nd Site Holding Company, LLC 49. ARIZONA NATURES WELLNESS, INC. 50. AZCL1, INC. 51. Bloom Master Fund I LLC 52. CLF AZ HOLDINGS, LLC 53. CLF AZ SPV, Inc. 54. Infinite Auxiliary LLC 55. PINAL COUNTY WELLNESS CENTER, INC. 56. ZONACARE, INC. 57. Curaleaf Hartford, Inc. 58. Amsbury Holdings Medical 2, Inc. 59. Primary Organic Therapy, Inc. 60. Amsbury Holdings Medical 3, Inc. 61. WHOA QC, Inc. 62. The Kind Relief, Inc. 63. Deseret Wellness LLC 64. Pure UT LLC 65. Curaleaf Groton, LLC (Remainder of the page is blank.)